

Stride

Annual Report
2025

Stride



Stride

Annual Report

2025



Dear Shareholders,

With 25 years of pioneering educational choice behind us, we're proud of how far we've come. Since 1999, Stride has offered real choices to more than 3 million families, and today, demand for our programs is at an all-time high. Now, we look ahead to the next 25 years, remaining deeply committed to delivering Tomorrow's Education Today.

Leading With Choice

In any industry, customers want choices — and education is no exception. A 2025 National School Choice Awareness Foundation survey found that more than 60% of parents considered switching schools last year. Of those, 27% explored a full-time online school.

Just ask our more than half a million graduates what that choice meant to them. Countless families share remarkable stories of how our online programs helped when they needed an alternative. We were there when it mattered.

Recognition Reflects Impact

That impact has not gone unnoticed. Stride has recently received numerous honors, including **Best EdTech Company** from the Global EdTech Awards, **2024 Company of the Year** from BIG Awards for Business, and **Gamified Digital Learning Solution of the Year** from EdTech Breakthrough Awards. We also earned the Tech & Learning **2024 Back to School Award of Excellence** in Secondary Education, four **Digital Education Awards**, and two **Gold Stevie® Awards**.

Stride's merit was also recognized in our recent accreditation review by Cognia, where we earned an **Index of Education Quality score of 327**, above the global average of 296.

In our end-of-year survey, 94% of parents said their school gave their child what they needed to succeed, offered an engaging learning experience, provided academic benefits, prepared their child for future success, and delivered the flexibility they needed. These parents are increasingly fueling our organic growth through strong satisfaction and referrals — and we don't take it for granted.









Connecting Education to Opportunity

Personalization is just the beginning. Our programs support the full student experience, preparing them for life after graduation. In School Year 2024–2025, 84,000 students gained career-specific skills and college credits through our Career and College Prep program — a 35% increase since School Year 2022–2023. **These students earned more than 20,000 certifications and 25,000 dual credit hours** and had access to more than 30 specialized career pathways. Over 6,000 students received career training.

Additionally, MedCerts has enrolled more than 100,000 professionals and has partnered with over 1,200 employers, colleges, and universities. And through Tallo, our career platform, emerging professionals can explore more than 3 million open roles and over 21,000 scholarships.

Together, these offerings highlight our commitment to helping our students find success beyond Stride, lighting a path toward a bright future.

Performance and Purpose

Stride's performance is a clear indicator that we are capturing significant market share. In Fiscal Year 2025, **Stride surpassed $2.4 billion in revenue**, and our stock price has climbed more than 350% since 2021. This growth and bold direction have delivered value to both our shareholders and the more than 3 million families we've served. This is only the beginning for Stride.

The Future of Learning Starts With Stride

After 25 years, one thing is clear: Online education isn't a passing trend. In fact, it has accelerated a growing interest among parents in school choice and alternative learning environments.

As the possibilities in education continue to evolve, Stride will continue to lead the way, shaping the next 25 years of innovative education and delivering Tomorrow's Education Today.

James Rhyu
Chief Executive Officer

Stride

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-33883

Stride, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**95-4774688**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11720 Plaza America 9ᵗʰ Floor **Reston, VA 20190**	**(703) 483-7000**
(Address of Principal Executive Offices, including Zip Code)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.0001 par value	LRN	New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting stock held by non-affiliates of the registrant as of December 31, 2024 was $2,930,615,000. Aggregate market value excludes an aggregate of approximately 15,357,626 shares of common stock held by officers and directors and by each person known by the registrant to own 5% or more of the outstanding common stock on such date. Exclusion of shares held by any of these persons should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such person is controlled by or under common control with the registrant.

The number of shares of the registrant's common stock outstanding as of August 1, 2025 was 43,626,921.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for its 2025 annual meeting of stockholders to be filed pursuant to Regulation 14A with the Securities and Exchange Commission not later than 120 days after the registrant's fiscal year ended June 30, 2025, are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

CERTAIN DEFINITIONS

Unless the context requires otherwise, all references in this Annual Report on Form 10-K (the "Annual Report") to "Stride," "Company," "we," "our" and "us" refer to Stride, Inc. and its consolidated subsidiaries.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Annual Report are forward-looking statements such as any statements that look to future events and include, among other things, our expectations regarding: online education demand, trends and challenges; accounting estimates and assumptions; market size; litigation; cybersecurity and privacy issues or incidents; and compliance with laws and regulations and federal policy or government actions. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "continues," "likely," "may," "opportunity," "potential," "projects," "will," "will be," "expects," "plans," "intends," "should," "would" and similar expressions to identify forward-looking statements, whether in the negative or the affirmative. These statements reflect our current beliefs and are based upon information currently available to us. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks, uncertainties, factors and contingencies include, but are not limited to:

- reduction of per pupil funding amounts at the schools we serve;

- inability to achieve a sufficient level of new enrollments to sustain our business model;

- limitations of the enrollment data we present, which may not fully capture trends in the performance of our business;

- failure to enter into new school contracts or renew existing contracts, in part or in their entirety;

- failure of the schools we serve, our vendors, or us to comply with federal, state and local laws and regulations, resulting in a loss of funding, an obligation to repay funds previously received, contractual remedies, or actions or proceedings against us;

- governmental investigations that could result in fines, penalties, settlements, or injunctive relief;

- declines or variations in academic performance outcomes of the students and schools we serve as curriculum standards, testing programs and state accountability metrics evolve;

- harm to our reputation resulting from poor performance or misconduct by operators or us in any school in our industry and/or in any school in which we operate;

- legal and regulatory challenges from opponents of virtual public education or for-profit education companies;

- changes in national and local economic and business conditions and other factors, such as natural disasters, pandemics and outbreaks of contagious diseases and other adverse public health developments;

- discrepancies in interpretation of legislation by regulatory agencies that may lead to payment or funding disputes;

- termination of our contracts, or a reduction in the scope of services, with schools;

- failure to develop the Career Learning business;

- entry of new competitors with superior technologies and lower prices;

- unsuccessful integration of mergers, acquisitions and joint ventures;

- failure to further develop, maintain and enhance our technology, products, services and brands;

- inadequate recruiting, training and retention of effective teachers and employees;

- infringement of our intellectual property;

- disruptions to our Internet-based learning and delivery systems, including, but not limited to, our data storage systems and third-party cloud systems and facilities, resulting from cybersecurity attacks;

- misuse or unauthorized disclosure of student and personal data;

- failure to prevent or mitigate a cybersecurity incident that affects our systems;

- risks related to artificial intelligence ("AI"); and

- the other risks discussed in "Part 1 - Item 1A. Risk Factors."

Forward-looking statements reflect our management's expectations or predictions of future conditions, events or results based on various assumptions and estimates. They are not guarantees of future performance. Our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements in this Annual Report or that we make from time to time, and to consider carefully the factors discussed above. These forward-looking statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement as a result of new information, future events or otherwise.

PART I

ITEM 1. *BUSINESS*

Company Overview

We are a technology company providing an educational platform to deliver online learning to students throughout the U.S. Our platform hosts products and services to attract, enroll, educate, track progress, and support students. These products and services, spanning curriculum, systems, instruction, and support services, are designed to help learners of all ages reach their full potential through inspired teaching and personalized learning. Our clients are primarily public and private schools, school districts, and charter boards. Additionally, we provide solutions to employers, government agencies and consumers.

We provide a wide range of products and services across our platform with the ability to deliver customized solutions. Our comprehensive school-as-a-service offering supports our clients in operating full-time virtual schools in the K-12 market. Together with our network of online schools, Stride has served millions of students with our products and services.

Our platform addresses two markets in the K-12 space: General Education and Career Learning. Products and services for the General Education market are predominantly focused on core subjects for kindergarten through twelfth grade students to help build a common foundation of knowledge. These programs provide an alternative to traditional school options and address a range of student needs including, safety concerns, increased academic support, scheduling flexibility, physical/health restrictions or advanced learning. Products and services are sold as a comprehensive school-as-a-service offering or as stand-alone products and services.

Career Learning products and services are focused on developing skills to enter and succeed in careers in high-growth, in-demand industries—including information technology, healthcare and general business. Through our Career Learning programs, we provide middle and high school students content pathways that include job-ready skills and work experiences and, for high school students, that can lead toward an industry certification and/or college credits. Like General Education products and services, the products and services for the Career Learning market are sold as a comprehensive school-as-a-service offering or as stand-alone products and services.

Through our Adult Learning business, we provide training programs leading to certifications in high-demand, growing industries like healthcare and technology. This business also delivers talent development programs to employers and government agencies.

For both the General Education and Career Learning markets, the majority of revenue is derived from our comprehensive school-as-a-service offering which includes an integrated package of curriculum, technology systems, instruction, and support services that we administer on behalf of our customers. The average duration of the agreements for our school-as-a-service offering is greater than five years, and most provide for automatic renewals absent a customer notification of non-renewal.

Our History

We were founded in 2000 to utilize advances in technology to provide children with access to a high quality education regardless of their geographic location or socioeconomic background.

In September 2001, we introduced our kindergarten through 2nd grade offering and subsequently added new grades and new school clients in additional states. We also opened online private schools to reach students worldwide.

During the 2024-2025 school year, we provided our school-as-a-service offering to 89 schools in 31 states and the District of Columbia in the General Education market, and 56 schools or programs in 27 states and the District of Columbia in the Career Learning market.

In 2020, we significantly expanded our Career Learning opportunity by acquiring three adult learning companies, Galvanize, Tech Elevator, and MedCerts. These Adult Learning brands deliver training in software engineering and allied healthcare to consumers and enterprises.

Our Market

The U.S. market for K-12 education is large and school choice and alternative educational options continue to gain share and acceptance. For example:

- A January 2025 survey by the National School Choice Awareness Foundation, found that more than 60% of parents had considered sending at least one of their children to a different school last year. Of those who were considering switching, 27% of parents considered full-time online school options.

- In 2022, the National Home Education Research Institute estimated that there were approximately 3.1 million home educated students in the United States during School Year 2021-2022. Prior to the COVID-19 pandemic, the number of students was 2.5 million, and estimates showed home-educated student enrollments growing by 2% per year since 2016.

- April 2025 data from the Bureau of Labor Statistics estimates that demand for occupations that require nondegree postsecondary education will grow 6.0% by 2033, a faster rate than overall occupations.

Market Opportunity

Increasingly more parents are seeking viable education options for their children, including access to educational platforms that can deliver technology-enriched educational content that improves student outcomes. The traditional education model has not fully utilized technology and digital content. We anticipate that our customers' full-time online public schools will meet the needs of a small portion of the overall United States K-12 student population, but the expansion of our educational platform with new products and services can address a much larger and growing opportunity for us. There continues to be strong demand for full-time virtual education options driven by individual needs and desires to address technology, safety, disabilities, flexibility, athletes, career pathways, supplemental learning, medical needs, and frequent movers, just to list a few examples. Our individualized learning approach allows students to optimize their educational experience and, therefore, their chances of achieving their goals, regardless of their unique challenges.

The pandemic changed the awareness and acceptance of online learning, and although we expect that most students in the United States will be educated in traditional school settings, we believe that a fundamental shift has taken place, and that states and districts will continue to expand virtual solutions. To meet this need, we offer full-service programs and stand-alone products and services that appeal to parents and students across the K-12 market.

We are seeing growth in careers requiring non-degree post-secondary credentials or certifications and it is anticipated that demand for these lower cost solutions will be strong. Additionally, we believe recruiting and hiring for entry-level skilled positions remains a challenge for companies. To address this challenge, companies are partnering with training providers to prepare candidates for entry-level positions as well as to upskill their existing workforce.

Our Lines of Revenue

General Education

General Education products and services are predominantly focused on core subjects, including math, English, science and history, for kindergarten through twelfth grade students to help build a common foundation of knowledge. These programs provide an alternative to traditional school options and address a range of student needs. Products and services are delivered as a comprehensive school-as-a-service offering for schools or as stand-alone products and services. A student enrolled in a school that offers Stride's General Education program may elect to take career courses, but that student and the associated revenue is reported as a General Education enrollment and General Education revenue**.**

Career Learning

Career Learning products and services are focused on developing skills to enter and succeed in careers in high-growth, in-demand industries—including information technology, healthcare and general business. We provide middle and high school students with Career Learning programs that complement their core general education coursework. Stride offers multiple career pathways through a broad catalog of courses. The middle school program exposes students to a variety of career options and introduces career skill development. In high school, students may engage in industry content pathway courses, project-based learning in virtual teams, and career development services. High school students have the opportunity to progress toward certifications, connect with industry professionals, earn college credits while in high school, and participate in job shadowing and/or work-based learning experiences that facilitate success in today's digital, tech-enabled economy. A student is reported as a Career Learning enrollment and associated Career Learning revenue only if the student is enrolled in a Career Learning program. Like General Education products and services, the products and services for Career Learning are sold as a comprehensive school-as-a-service offering or as stand-alone products and services.

We also provide focused post-secondary career learning programs to adult learners, for the software engineering, healthcare, and medical fields. These programs are sold directly to consumers, employers and government agencies.

Sales Channels

Virtual Schools

Our educational platform can be offered in an integrated package of systems, services, products, and professional expertise to support a virtual public school. Customers of these programs can obtain administrative support, information technology, academic support services, online curriculum, learning systems and instructional services under the terms of negotiated service and product agreements. These contracts are negotiated with, and approved by, the governing authorities of the customer. During any fiscal year, the Company may enter into new agreements, receive non-automatic renewal notices, negotiate replacement agreements, terminate such agreements or receive notice of termination, or customers may transition a school to a different offering. The governing boards may also establish school policies and other terms and conditions over the course of a contract, such as enrollment parameters. The authorizers who issue the charters to our school-as-a-service customers can renew, revoke, or modify those charters as well.

The majority of our revenue is derived from these school-as-a-service service agreements with the governing authorities of our public school partners. In addition to providing a comprehensive course catalog, related books and physical materials, a learning management system ("LMS") for online learning, and, in certain cases, student computers, we also provide these schools a variety of administrative support, technology and academic support services. Full-time virtual and blended school students access online lessons over the internet and utilize offline learning materials we provide. Students receive assignments, complete lessons, take assessments, and are instructed by teachers with whom they interact via email, telephonically, in synchronous virtual classroom environments, and sometimes face to face.

Traditional School Districts

We also distribute our educational platform to schools and school districts across the U.S. and provide access to our digital content, learning software, teachers and support services. Public schools and school districts are increasingly adopting digital educational solutions to augment teaching practices, launch new learning models, cost effectively expand course offerings, provide schedule flexibility, improve student engagement, increase graduation rates, replace textbooks, and retain students. State education funds traditionally allocated for textbook and print materials have also been authorized for the purchase of digital content, including online courses, and in some cases mandated access to online courses.

Consumer Sales

We provide tuition-based online private schools that meet a range of student needs from individual course credit recovery to college preparatory programs. These programs address students and families in the states in which we do not offer a free public option, as well as students looking for additional flexibility. Additionally, many families can use education savings accounts, tax credits and vouchers to attend these schools for low or no cost. We also pursue international opportunities where we believe there is significant demand for quality online education. Our international students are typically from expatriate families who wish to study in English and foreign students who desire a U.S. high school diploma. In addition, we have entered into agreements that enable us to distribute our products and services to our international and domestic school partners who use our courses to provide broad elective offerings and dual diploma programs.

Our educational platform also offers the ability to deliver products and services directly to families. These purchasers desire to offer supplemental educational products to further their child's existing public or private school education. Customers of our consumer products have the option of purchasing complete curriculum, individual courses, tutoring, career learning products, or a variety of other supplemental products, covering various subjects depending on their child's needs. Typical applications include summer school course work, home-schooling, enrichment, and educational supplements.

We provide adult learning programs that address the skills gap facing companies in the information technology and healthcare sectors. We provide in-person and remote immersive full-time software engineering programs designed for adult learners looking to advance their technology careers by providing such learners with skills and real-world experiences. Our allied health programs provide self-paced, fully online structured training programs that lead to certifications in the healthcare field. We can also provide these programs directly to enterprises to create customized, tailored education plans to help companies train, upskill, and reskill their employees.

Business Strategy

We are committed to maximizing every learner's potential by personalizing their educational experience, delivering a quality education to schools and students, and supporting our customers in their quest to improve academic outcomes and prepare them for college and future careers. To further those objectives, we continue to make investments in our platforms to improve the effectiveness of our school workforce, develop new instructional approaches, to increase engagement, improve our systems and security, and to enable us to expand the markets we can serve. This strategy consists of the following key elements:

- *Grow Enrollments.*

- *Introduce New and Improved Products and Services.*

- *Improve Student Outcomes.*

- *Improve Retention.*

Key Products and Services

We continue to invest in our educational platform to educate students more effectively and efficiently. Much of our investment has been in the development of improved functionality of our curriculum and technology systems. Areas of focus include: (i) integration and user experience (ii) mobile enabled products; (iii) portability; (iv) personalization; (v) flexibility; (vi) reading and oral fluency scoring; (vii) state standard alignment; (viii) tutoring & support; and (ix) automated and artificial intelligence (AI)-assisted learning.

We continue to expand upon our personalized learning model, improve the user experience of our products, and develop tools and partnerships to more effectively engage and serve students, teachers, administrators, and adult learners.

Technology Platform

We have established a secure and reliable technology platform, which integrates proprietary and third-party systems to provide a high-quality educational environment and gives us the capability to grow our customer programs and enrollment. Our end-to-end platform includes content management, learning management, student information, data reporting and analytics, and various support systems that allow customers to provide a high-quality, and personalized educational experience for students. Our platform can be used to deliver our products and services in a number of implementation models, including our school-as-a-service offering, integration with existing school LMSs, and to deliver stand-alone offerings to consumers.

Our platform, along with our back-office support systems, runs on cloud infrastructure from Amazon Web Services ("AWS") and Microsoft Azure. Our key systems leverage a proprietary technology architecture that allows us to develop iterative, agile and customizable solutions to meet both present and future market needs. Our systems run 7 X 24 X 365 on world-class cloud infrastructure from AWS and Azure that operate in multiple availability zones. A business-centric information security program has also been adopted that is tailored to adjust to an ever-changing IT compliance and information security threat landscape. Our cybersecurity measures and policies are aligned with cybersecurity guidance from the National Institute of Standards & Technologies (NIST) across our cloud ecosystems. See Item 1C of Part I, "Cybersecurity," for additional information.

Curriculum and Content

Our customers can select from hundreds of high-quality, engaging, online coursework and content, as well as many state-customized versions of those courses, electives, and instructional supports. We have built core courses with the guidance and recommendations of leading educational organizations at the national and state levels. Additionally, through our Adult Learning offerings, we have high-quality, engaging coursework and content in information technology and healthcare.

Instructional Services

We provide a broad range of instructional services that include customer support for instructional teams, including recruitment of state certified teachers, training in research-based online instruction methods and systems, oversight and evaluation services, and ongoing professional development. Stride also provides training options to support teachers and parents to meet students' learning needs. Our range of training options are designed to enhance skills needed to teach using an online learning platform, and include hands-on training, on-demand courses, and support materials.

Support Services

We provide a broad range of support services, including marketing and enrollment (e.g., supporting prospective students through the admission process), assessment management, administrative support (e.g., budget proposals, financial reporting, and student data reporting), and technology and materials support (e.g., providing student computers, offline learning kits, internet access and technology support services).

Our student recruitment and marketing team is focused on promoting the K-12 online education category and generating enrollments for our virtual school customers. This is achieved by creating awareness and conversion among families with K-12 students through integrated marketing campaigns that include offline and digital media, as well as web assets. These campaigns are continuously optimized using data analytics and market research. The marketing team also assists in enhancing and reducing friction in the onboarding experience of new students to online schooling. Additionally, our marketing team is working to ensure awareness and conversion in our adult learning offerings.

Public Affairs and School Development

We seek to increase public awareness of the educational and fiscal benefits of our online learning. We receive numerous inquiries from school districts, legislators, public charter school boards, community leaders, state departments of education, educators and parents who express the desire to have a choice in public school options. Our public affairs and school development teams work together with these interested parties to identify and pursue opportunities to expand the use of our products and services in new and existing jurisdictions.

Operations

We are responsible for the sourcing, assembly and delivery of school supplies and materials for our school-as-a-service offerings. We have developed strong relationships with partners allowing us to source goods at favorable price, quality and service levels. Our fulfillment partner stores our inventory, assembles our learning kits and ships the kits to students. We have invested in systems, including our Order Management System, to automatically translate the curriculum selected by each enrolled student into a personalized order to fulfill the corresponding new or refurbished learning kits to ship to each student through an end to end efficient and scalable warehousing and fulfillment operation.

Academic Performance

Our fundamental goal for every child who enrolls in our school-as-a-service offerings is to meet the needs of the family, which often includes improving academic performance. While many students come to us behind grade level or under credited, we continually strive to achieve that objective by undertaking new initiatives and improving existing programs that support students and families. To monitor student learning progress during the school year, we use multiple equivalent assessments at the lesson, unit and semester level to provide intervention points to improve outcomes.

Competition

As a general matter, we face varying degrees of competition from a variety of education companies because the scope of our offerings and the customers we serve encompass many separate and distinct segments of the education business. We compete primarily with companies that provide online curriculum and school support services to K-12 virtual and blended public schools, including Pearson PLC (Connections Academy), Lincoln Learning Solutions, StrongMind, Pansophic Learning, Inspire Charter Schools, and Charter Schools USA, and state administered online programs, among others. We also face competition from digital and print curriculum providers including Curriculum Associates, Imagine Learning LLC, Edmentum Inc., Discovery Education, and traditional textbook publishers such as Houghton Mifflin Harcourt and McGraw Hill. Other competing digital curriculum providers, including Khan Academy, Duolingo, IXL Learning, Inc. and Renaissance Learning, Inc., offer a different pricing model which provides curriculum at a lower cost (sometimes free) but may charge for additional products or services. We also compete with institutions such as The Laurel Springs School (Spring Education Group) and Penn Foster Inc. for online private pay school students. Additionally, our Adult Learning offerings compete with other in-person and remote immersive programs and self-paced online training programs including General Assembly (a subsidiary of Adecco), Bloom Institute of Technology, Penn Foster Inc. and Education to Go (a subsidiary of Cengage Learning), among others.

We believe that the primary factors on which we compete are:

- extensive experience in, and understanding of, virtual education delivery;
- comprehensive suite of academic programs;
- customer satisfaction;
- quality of integrated curriculum and materials with an online delivery platform;
- qualifications, experience and training teachers for online instruction;
- comprehensiveness of school management and student support services;
- integrated K-12 solutions, with components designed and built to work together;
- student outcomes for math and reading, graduation and job placement;
- scale and ability to leverage our assets across our business; and
- sophisticated government affairs knowledge and experience in virtual and blended school regulatory environments.

Parents in search of an alternative to their full-time local public school have a number of alternatives beyond virtual schools, including private schools, public charter schools and home schooling. In our private schools, we compete for students seeking an English-based K-12 education worldwide. In addition, our educational platform consists of components that face competition from many different types of education companies, such as traditional textbook publishers, test and assessment firms and private education management companies. These learning systems are designed to operate domestically and internationally, and thus, the geographic market for many of our products and services is global and indeterminate in size. Finally, our Adult Learning brands compete with post-secondary providers, both public and private, as well as other certificate and credential providers. They also compete with upskilling and reskilling training programs developed in house by employers.

Other Information

Intellectual Property

We continue to invest in our intellectual property through internal development and by acquisitions as we aim to offer more courses for new grades and expand into adjacent education markets, both in the United States and overseas. Through acquisitions, we have also obtained curriculum, patents and trademarks that expand our portfolio of educational products and services. We continue to add features and tools to our proprietary learning platform and support systems to assist teachers and students and improve educational outcomes, such as adaptive learning technologies. These intellectual property assets are critical to our success and we avail ourselves of the full protections provided under the patent, copyright, trademark and trade secrets laws.

Our patent portfolio includes four U.S.-issued patents and one foreign-issued patent directed towards various aspects of our educational products and offerings. Two of the U.S.-issued patents encompass our online foreign language instruction. The other two U.S.-issued patents and the foreign-issued patent encompass our system and method for producing, delivering and managing educational material.

We own copyrights related to the lessons contained in the courses that comprise our proprietary curriculum. We also have obtained federal, state and foreign registrations for numerous trademarks that are related to our offerings, and we have applied to the U.S. Patent and Trademark Office to register certain new trademarks.

We grant licenses to individuals and schools to use our software and access our online learning systems. These licenses are intended to protect our ownership and the confidentiality of the embedded information and technology contained in our software and systems.

We also own many of the trademarks and service marks that we use as part of the student recruitment and branding services we provide to schools. Those marks are licensed to the schools for use during the term of the products and services agreements.

Our employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized use or disclosure of our proprietary rights, information and technology.

Human Capital Resources

As of June 30, 2025, we had approximately 8,600 employees (including teachers), and substantially all of these employees are located in the United States. In total, we manage approximately 9,100 teachers, 5,300 of whom are employees and 3,800 who are employed by virtual or blended public schools that we manage under contracts with those schools but are not direct employees of Stride. None of our employees are represented by a labor union or covered by a collective bargaining agreement; however, certain schools we serve employ unionized teachers. We believe that our employee relations are good.

Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business, which is necessary in the highly regulated public education sector involving a publicly traded for-profit company. We believe a critical component to our success depends on the ability to attract, develop and retain key personnel.

We are an equal opportunity employer. We select and hire based on merit without regard to race, color, religion, sex, sexual orientation, gender identity, national origin, disability or protected veteran status, or any other basis prohibited by federal, state, or local law. In addition to our annual goals and individual job duties, performance appraisals take into consideration important behavioral attributes that align to our core values of Passion, Accountability, Customer Focus and Teamwork.

We support professional development opportunities that reflect our desire to 'hire from within' and to enhance employees' skillsets in ways that improve their effectiveness and sense of fulfillment. We offer our employees many different professional development opportunities through job-related training and a number of benefit programs, including a Tuition Assistance Benefit, discount tuition options with several participating colleges and universities, and discounted options to access K-12 curriculum.

Corporate Information

Our website address is www.stridelearning.com.

Available Information

We make available, free of charge through the Investors section of our website (www.stridelearning.com), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), promptly after they are electronically filed with the Securities and Exchange Commission (the "SEC"). These filings are also available on the SEC's website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our earnings conference calls are webcast live via the Investors section of our website. Information contained on our website is expressly not incorporated by reference into this Annual Report.

Regulation

We and the virtual and blended public schools that we serve are subject to regulation by and laws of each of the states in which we operate. The state laws and regulations that impact our business are primarily those that authorize or restrict our ability to operate these schools, the applicable funding mechanisms for the schools and the increasing number of states with their own, unique privacy laws. To the extent these schools receive federal funds, such as through a grant program or financial support dedicated for the education of low income families, these schools also become subject to additional federal regulation.

State Laws Authorizing or Restricting Virtual and Blended Public Schools. The authority to operate a virtual or blended public school is dependent on the laws and regulations of each state. Laws and regulations vary significantly from one state to the next and are constantly evolving. In states that have implemented specific legislation to support virtual and blended public schools, the schools are able to operate under these statutes. Other states provide for virtual and blended public schools under existing public charter school legislation or provide that school districts and/or state education agencies may authorize them. Some states do not currently have legislation that provides for virtual and blended public schools or have requirements that effectively prohibit such schools and, as a result, may require new legislation before virtual and blended public schools can open in the state.

Obtaining new legislation in the remaining states where we do not have virtual and blended public schools can be a protracted and uncertain process. When determining whether to pursue expansion into new states in which the laws are ambiguous, we research the relevant legislation and policy climate and then make an assessment of the perceived likelihood of success before deciding to commit resources.

State Laws and Regulations Applicable to Virtual and Blended Public Schools. A virtual or blended public school that fails to comply with the state laws and regulations applicable to it may be required to repay these funds and could become ineligible for receipt of future state funds. To be eligible for state funding, some states require that virtual and blended public schools be organized as not-for-profit charters exempt from taxation under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The schools must then be organized exclusively for charitable educational purposes, and not for the benefit of private, for-profit management companies. The board or governing authority of the not-for-profit virtual or blended public school must retain ultimate accountability and control for the school's operations to retain its tax-exempt status. It may not delegate its responsibility and accountability for the school's operations. Our service agreements with these virtual and blended public schools are, therefore, structured to ensure the full independence of the not-for-profit board and preserve its arms-length ability to exercise its fiduciary obligations to operate a virtual or blended public school.

Laws and regulations affect many aspects of operating a virtual or blended public school. They can dictate the content and sequence of the curriculum, the methods for counting student enrollments for funding purposes, graduation requirements, use of approved textbooks, the length of the school year and the school day, the accessibility of curriculum and technology to students with disabilities, teacher to student ratios, specific credentialing of teachers and administrators, the assessment of student performance and any accountability requirements. In addition, a virtual or blended public school may be obligated to comply with states' requirements to offer programs for specific populations, such as students at risk of dropping out of school, advanced and talented students, non-English speaking students, pre-kindergarten students and students with disabilities. Tutoring services and the use of technology may also be regulated. Other state laws and regulations may affect the school's compulsory attendance requirements, treatment of absences and make-up work, and access by parents to student records and teaching and testing materials.

In addition to federal laws protecting the privacy of student education records, a growing number of states are enacting laws to protect the privacy of student data and to guard against its misuse. As a general matter, these laws are designed to prevent third-party vendors to schools from using student data for non-educational purposes and ensuring the security of personally identifiable information. In addition, virtual or blended public schools may have to comply with state requirements that school campuses report various types of data as performance indicators of the success of the program.

States have laws and regulations concerning the certification, training, experience and continued professional development of teachers and staff with which a virtual or blended public school may be required to comply. There are also numerous laws pertaining to employee salaries and benefits, statewide teacher retirement systems, workers' compensation, unemployment benefits and matters related to employment agreements and procedures for termination of school employees. State labor laws applicable to public-sector employees and their rights to organize may also apply to virtual charter schools, such as teachers they employ. A virtual or blended public school must also comply with requirements for performing criminal background checks on school staff, reporting criminal activity by school staff and reporting suspected child abuse. An increasing number of states are also enacting more general laws about personal information that apply regardless of whether the individual is a student.

As with any public school, virtual and blended public schools must comply with state laws and regulations applicable to governmental entities, such as open meetings or sunshine laws, which may require the board of trustees of a virtual or blended public school to provide advance public notice of and hold its meetings open to the public unless an exception in the law allows an executive session. Failure to comply with these requirements may lead to personal civil and/or criminal penalties for board members or officers or the invalidation of actions taken during meetings that were not properly noticed and open to the public. Virtual and blended public schools must also comply with public information or open records laws, which require them to make school records available for public inspection, review and copying unless a specific exemption in the law applies. Additionally, laws pertaining to records privacy and retention and to standards for maintenance of records apply to virtual and blended public schools.

Other types of regulation applicable to virtual and blended public schools include restrictions on the use of public funds, the types of investments made with public funds, accounting and financial management, and marketing practices.

There remains uncertainty about the extent to which virtual and blended public schools we serve may be required to comply with state laws and regulations applicable to traditional public schools because the concept of virtual and blended public schools is still evolving, especially as technology advances. Although we receive state funds indirectly, according to the terms of each service agreement with the local public school entity, our receipt of state funds subjects us to extensive state regulation and scrutiny. States routinely conduct audits of these schools, to verify enrollment, attendance, information technology security, fiscal accountability, special education services and other regulatory issues. While we may believe that a virtual public school or blended school we serve is compliant with state law, an agency's different interpretation of law in a particular state, or the application of facts to such law, could result in findings of non-compliance, potentially affecting future funding or repayment of past funding.

Regulations Restricting Virtual and Blended Public School Growth and Funding. As a public schooling alternative, some state and regulatory authorities have elected to proceed cautiously with virtual and blended public schools. Statutes or regulations that hinder our ability to serve certain jurisdictions include: restrictions on student eligibility, such as mandating attendance at a traditional public school prior to enrolling in a virtual or blended public school; caps on the total number of students in a virtual or blended public school; restrictions on grade levels served; geographic limitations on enrollments; fixing the percentage of per pupil funding that must be paid to teachers; states' specific curriculum requirements; limits on the number of charters that can be granted in a state; and requirements to obtain approval from a student's resident school district.

Funding regulations for virtual public schools and blended schools can take a variety of forms. These regulations include: (i) attendance—some state daily attendance rules were designed for traditional classroom procedures, and applying them to track daily attendance and truancy in an online setting can cause disputes to arise over interpretation and funding; (ii) enrollment eligibility—some states place restrictions on the students seeking to enroll in virtual and blended public schools, resulting in lower aggregate funding levels; (iii) teacher contact time—some states have regulations that specify minimum levels of teacher-student face-to-face time; and (iv) completion of course work. These regulations can create logistical challenges for statewide virtual and blended public schools, reduce funding and eliminate some of the economic, academic and technological advantages of virtual learning.

Federal and State Grants. We have worked with some entities to secure public and grant funding that flows to virtual and blended public schools that we serve. These grants are awarded to the local or state education agency or to the not-for-profit entity that holds the charter of the virtual or blended public school on a competitive basis in some instances and on an entitlement basis in other instances. Grants awarded to public schools and programs—whether by a federal or state agency or nongovernmental organization—often include reporting requirements, procedures and obligations.

Federal Laws Applicable to Virtual Public Schools and Blended Schools

Five primary federal laws are directly applicable to the day-to-day provision of educational services we provide to virtual and blended public schools:

Every Student Succeeds Act ("ESSA"). Under the ESSA, the states have the discretion to develop and design their own accountability systems within a broad federal framework. In addition, states have been given the authority to adopt different types of annual accountability plans for school performance, including proficiency and growth standards for all students and subgroups. The ESSA makes clear that the U.S. Department of Education has a limited role to impose federal mandates, direction or control over the authority given to the states. Notwithstanding these federal limitations, states are still required under ESSA to test students in reading or language arts and math annually in grades 3-8 and once in grades 10-12, and in science once in each of the following grade spans: 3-5, 6-9 and 10-12. All states have plans approved by the U.S. Department of Education to demonstrate compliance with ESSA.

Individuals with Disabilities Education Act ("IDEA"). The IDEA is implemented through regulations governing every aspect of the special education of a child with one or more specific disabilities that fit within any of the disability categories listed in the Act. The IDEA created a responsibility on the part of a school to identify students who may qualify under the IDEA and to perform periodic assessments to determine the students' needs for services. A student who qualifies for services under the IDEA must have in place an individual education plan, which must be updated at least annually, created by a team consisting of school personnel, the student, and the parent. This plan must be implemented in a setting where the child with a disability is educated with non-disabled peers to the maximum extent appropriate. IDEA provides the student and parents with numerous due process rights relating to the student's program and education, including the right to seek mediation of disputes and make complaints to the state education agency. The schools we manage are responsible for helping ensure the requirements of IDEA are met. The virtual public schools and blended schools are required to comply with certain requirements in IDEA concerning teacher certification and training. We, the virtual public school or the blended school could be required to provide additional staff, related services, supplemental aids and services or a private school option at our own cost to comply with the requirement to provide a free appropriate public education to each child covered under the IDEA. If we fail to meet this requirement, we, the virtual public school or blended school could lose federal funding and could be liable for compensatory educational services, reimbursement to the parent for educational services the parent provided and payment of the parent's attorney's fees.

The Rehabilitation Act of 1973 and the Americans with Disabilities Act. A virtual public school or blended school receiving federal funds is subject to Section 504 of the Rehabilitation Act of 1973 ("Section 504") insofar as the regulations implementing the Act govern the education of students with disabilities as well as personnel and parents. Section 504 prohibits discrimination against a person on the basis of disability in any program receiving federal financial assistance if the person is otherwise qualified to participate in or receive benefit from the program. Students with disabilities not specifically listed in the IDEA may be entitled to specialized instruction or related services pursuant to Section 504 if their disability substantially limits a major life activity. Beginning in 2011, the Office of Civil Rights of the United States Department of Education interpreted both Section 504 and Title II of the Americans with Disabilities Act to apply to elementary and secondary schools and to require that students with disabilities be afforded substantially equivalent ease of use as students without disabilities. As applied to online public schools, such "web accessibility" requires technical capabilities similar to those applied to procurements of information technology by the federal government under Section 508 of the Rehabilitation Act of 1973 ("Section 508") or standards adopted by the world-wide web consortium, such as Web Content Accessibility Guidelines ("WCAG") Level A and Level AA. If a school fails to comply with the requirements and the procedural safeguards of Section 504, it may lose federal funds even though these funds flow indirectly to the school through a local board. In the case of bad faith or intentional wrongdoing, some courts have awarded monetary damages to prevailing parties in Section 504 lawsuits. Because there is no federal rule setting a uniform technical standard for determining web accessibility under Section 508 and Title II of the ADA, online service providers have no uniform standard of compliance. Some states have adopted the standards promulgated under Section 508, while others require WCAG Level A and/or Level AA or their own unique standards.

Family Educational Rights and Privacy Act ("FERPA"). Virtual public schools and blended schools are also subject to the FERPA which protects the privacy of a student's educational records and generally prohibits a school from disclosing a student's records to a third party without the parent's prior consent. The law also gives parents certain procedural rights with respect to their minor children's education records. A school's failure to comply with this law may result in termination of its eligibility to receive federal education funds. Schools that contract with vendors that violate FERPA may be prohibited from contracting with the vendor for five years.

Communications Decency Act. The Communications Decency Act of 1996 ("CDA") provides protection for online service providers against legal action being taken against them because of certain actions of others. For example, the CDA states that no provider or user of an interactive computer service shall be treated as the publisher or speaker of any data given by another provider of information content. Further, Section 230 of the CDA grants interactive online services of all types, broad immunity from tort liability so long as the information at issue is provided or posted by a third party. As part of our technology services offering, we provide an online school platform on which teachers and students may communicate. We also conduct live classroom sessions using Internet-based collaboration software and we may offer certain online community platforms for students and parents. While the CDA affords us with some protection from liability associated with the interactive online services we offer, there are exceptions to the CDA that could result in successful actions against us that give rise to financial liability.

Other Federal Laws. Other federal laws also apply to virtual managed schools, in some cases depending on the demographics associated with a school. For example, Title VI of the Civil Rights Act of 1964 has been deemed to apply to English language learners ("ELL") Students, as further defined in the joint guidance issued by the U.S. Departments of Justice and Education in January 2015. Title IX of the Education Amendments of 1972 also applies, which prohibits discrimination on the basis of gender in education programs, activities and employment, applies to all schools that receive federal funds. There are also other federal laws and regulations that affect other aspects of our business such as the Children's Online Privacy Protection Act ("COPPA"), which imposes certain parental notice and other requirements on us that are directed to children under 13 years of age who access the web-based schools we manage. In addition, the Children's Internet Protection Act requires that school districts that receive certain types of federal funding must ensure that they have technology which blocks or filters certain material from being accessed through the Internet. We have developed procedures by which computers that we ship to students meet this requirement. Many other federal and state laws, such as deceptive trade practices laws, the Lanham Act and others apply to us, just as they do to other businesses. If we fail to comply with these and other federal laws, we could be determined ineligible to receive funds from federal programs or face penalties.

Laws and Regulations Applicable to Consumer Education Products offered by Galvanize, Tech Elevator and MedCerts

State Laws Authorizing or Restricting Private Post-Secondary Schools. The authority to operate a private post-secondary school is dependent on the laws and regulations of each state. Laws and regulations vary significantly from one state to the next and are constantly evolving, with regulatory authority vesting under various state agencies. Galvanize,

Tech Elevator and MedCerts each currently operate in a multi-jurisdictional regulatory environment, maintaining licenses in several states. In states that have implemented specific legislation to license and oversee private post-secondary schools, Galvanize, Tech Elevator and MedCerts are able to operate under these statutes. State laws and regulations affect many aspects of operating a private post-secondary school, including, but not limited to, requiring the content and sequence of the curriculum, the methodology for counting student enrollments and reporting outcomes, graduation requirements, the duration of the approved program, the accessibility of curriculum and technology to students with disabilities, specific credentialing of teachers and administrators, the assessment of student performance, accountability requirements, and compliance with student record collection and retention requirements.

Other types of state regulations applicable to private post-secondary schools include, but are not limited to, restrictions on the use of scholarships and tuition discounts, student payment policies and the collection of and use of student fees, accounting and financial management, and limitations on marketing and advertising practices. States also have laws and regulations concerning the certification, training, experience and continued professional development of teachers and staff with which private post-secondary schools may be required to comply. Additionally, state unfair competition and consumer protection laws and regulations apply to Galvanize, Tech Elevator and MedCerts in their dealings with the public, which include limitations on advertising, disclosures, and the structure of financing methods for consumer customers as well as registration requirements under state consumer finance laws. Lastly, additional regulations and student outcome reporting requirements may affect Galvanize, Tech Elevator and MedCerts should they seek funding related to the Workforce Innovation and Opportunity Act in any given state.

Federal Laws Applicable

None of Galvanize, Tech Elevator and MedCerts qualifies or receives Title IV funding under the Higher Education Act, but each of them is eligible for federal funding through its respective veterans education and workforce programs. As such, each is required to comply with the anti-discrimination provisions of Title VI of the Civil Rights Act of 1964, Title IX of the Education Amendments of 1972, as amended, Section 504 of the Rehabilitation Act of 1973, the Age Discrimination Act of 1975, and all Federal regulations adopted to carry out such laws. If we fail to comply with these federal laws, we could be determined ineligible to receive funds from federal programs or face penalties. Galvanize also provides training services to active duty service members subject to the Federal Acquisition Regulations and Defense Federal Acquisition Regulation Supplement.

Laws and Regulations Applicable to Our Products offered Directly to Consumers

Our business also encompasses individual products packaged and sold directly to consumers, including elements of Galvanize, Tech Elevator and MedCerts, along with products for child education, including individual online courses and supplemental educational products. A variety of federal, state and non-U.S. laws and regulations apply to this aspect of our business, including laws and regulations related to consumer protection, payments, marketing and advertising, taxation, privacy, data security, and artificial intelligence.

See risk factors under Item 1A, "Risk Factors – Risks Related to Government Funding and Regulation of Public Education" for additional information about the risks that may impact our business.

ITEM 1A. *RISK FACTORS*

Risk Factors Summary

       The following summary description sets forth an overview of the material risks we are exposed to in the normal course of our business activities. The summary does not purport to be complete and is qualified in its entirety by reference to the full risk factor discussion immediately following this summary description. Our business, results of operations and financial condition, as well as your investment in our common stock, could be materially and adversely affected by any of the following material risks:

- The majority of our revenues come from our school-as-a-service offering and depends on per pupil funding amounts and payment formulas remaining near levels existing at the time we execute service agreements with the schools we serve;

- Any failure to comply with regulatory requirements, poor academic performance or misconduct by us or operators of other virtual public schools;

- Opponents of public charter schools could prevail in challenging the establishment and expansion of such schools through the judicial process;

- Any failure to comply with the laws and regulations applicable to our business, resulting in a loss of public funding and an obligation to repay funds previously received;

- Disputes over our inability to invoice and receive payments for our services due to ambiguous enabling legislation and interpretive discrepancies by regulatory authorities;

- Any failure to renew an authorizing charter for a virtual or blended public school;

- Actual or alleged misconduct by current or former directors, officers, key employees or officials;

- Risks from enactment of new laws or regulations;

- Changes in the objectives or priorities of the independent governing bodies of the schools we serve;

- Any failure to renew a contract for a school-as-a-service offering, which is subject to periodic renewal;

- Any failure to enroll or re-enroll a significant number of students by the schools we serve or in our Career Learning programs;

- The enrollment data we present may not fully capture trends in our business performance;

- Any nonpayment or nonperformance by our customers, including due to actions taken by the independent governing authorities of our customers;

- Our marketing efforts may not be effective and changes in our marketing efforts and enrollment activities could lead to declines in enrollment;

- The student demographics of the schools we serve can lead to higher costs;

- The ability to meet state accountability testing standards and achieve parent and student satisfaction;

- Compliance with curriculum standards and assessments for individual state determinations under the ESSA;

- Risks due to mergers, acquisitions and joint ventures;

- Negative impacts caused by the actions of activist stockholders;

- Market demand for online options in public schooling may decrease or not continue, or additional states may not authorize or adequately fund virtual or blended public schools;

- Increasing competition in the education industry sectors that we serve;

- The continuous evolution of regulatory frameworks on the accessibility of technology and curriculum;

- Differences between our quarterly estimates and the actual funds received and expenses incurred by the schools we serve;

- Seasonal fluctuations in our business;

- Our ability to create new products, expand distribution channels and pilot innovative educational programs;

- Our ability to recruit, train and retain quality certified teachers;

- Higher operating expenses and loss of management flexibility due to collective bargaining agreements;

- Our reliance on third-party service providers to host some of our solutions;

- Any problems with our Company-wide enterprise resource planning ("ERP") and other systems;

- Our ability to maintain and enhance our product and service brands;

- Our ability to protect our valuable intellectual property rights, or lawsuits against us alleging the infringement of intellectual property rights of others;

- Any legal liability from the actions of third parties;

- Any failure to maintain and support customer-facing services, systems, and platforms;

- Any failure to prevent or mitigate a cybersecurity incident affecting our systems;

- Our reliance on the Internet to enroll students and to deliver our products and services;

- Our failure, or failure of our vendors, to comply with federal, state, and foreign laws and other requirements relating to the handling of information about individuals;

- Any failure by the single vendor we use to manage, receive, assemble and ship our learning kits and printed educational materials;

- Any significant interruption in the operation of AWS or Azure could cause a loss of data and disrupt our ability to manage our technological infrastructure;

- Scale and capacity limits on some of our technology, transaction processing systems and network hardware and software;

- Our ability to keep pace with changes in our industry and advancements in technology, including AI;

- AI technology is new and developing, and may present business, compliance, and reputational challenges, that could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs;

- Our ability to attract and retain key executives and skilled employees; and

- Our ability to obtain additional capital in the future on acceptable terms.

Risks Related to Government Funding and Regulation of Public Education

The majority of our revenues come from our comprehensive school-as-a-service offering in both the General Education and Career Learning markets and depends on per pupil funding amounts and payment formulas remaining near the levels existing at the time we execute service agreements with the schools we serve. If those funding levels or formulas are materially reduced or modified due to economic conditions or political opposition, or new restrictions are adopted or payments delayed, our business, financial condition, results of operations and cash flows could be adversely affected.

The public schools we contract with are financed with government funding from federal, state and local taxpayers. Our business is primarily dependent upon those funds with a majority of our revenue coming from our comprehensive school-as-a-service offerings in both the General Education and Career Learning markets. Budget appropriations for education at all levels of government are determined through a legislative process that may be affected by negative views of for-profit education companies, recessionary conditions in the economy at large, or significant declines in public school funding. The results of federal and state elections can also result in shifts in education policy and the amount of funding available for various education programs.

The political process and potential variability in general economic conditions, including due to possible pandemics, changing interest rates, rising inflation and geo-political instability, create a number of risks that could have an adverse effect on our business including the following:

- Legislative proposals can and have resulted in budget or program cuts for public education, including the virtual and blended public schools and school districts we serve, and therefore have reduced and could potentially limit or eliminate the products and services those schools purchase from us, causing our revenues to decline. From time to time, proposals are introduced in state legislatures that single out virtual and blended public schools for disparate treatment.

- Economic conditions, including current and future business disruptions and debt and equity market volatility caused by changing interest rates, rising inflation, the government closures of various banks and liquidity concerns at other financial institutions, geo-political instability, pandemics and the potential for local and/or global economic recession, could reduce state education funding for all public schools or cause a delay in the payment of government funding to schools and school districts or a delay in payments to us for our products or services, the effects of which could be disproportionate for the schools we serve. Our annual revenue growth is impacted by changes in federal, state and district per pupil funding levels. In addition, as we enter into service and product agreements with multiple schools in a single state, the aggregate impact of funding reductions applicable to those schools could be material. For example, we have agreements with 13 schools in California, and while each school is independent with its own governing authority and no single school in California accounts for more than 10% of our revenue, regulatory actions that affect the level or timing of payments for all similarly situated schools in that state could adversely affect our financial condition. The specific level of federal, state and local funding for the coming years is not yet known for specific states and, when taken as a whole, it is reasonable to believe that a number of the public schools we serve could experience lower per pupil enrollment funding, while others may increase funding, as economic conditions or political conditions change.

- As a public company, we are required to file periodic financial and other disclosure reports with the SEC. This information may be referenced in the legislative process, including budgetary considerations, related to the funding of alternative public school options, including virtual public schools and blended schools. The disclosure of this information by a for-profit education company, regardless of parent satisfaction and student performance, may nonetheless be used by opponents of virtual and blended public schools to propose funding reductions or restrictions.

- From time to time, government funding to schools and school districts is not provided when due, which sometimes causes the affected schools to delay payments to us for our products and services. These payment delays have occurred in the past and can deprive us of significant working capital until the matter is resolved, which could hinder our ability to implement our growth strategies and conduct our business. For example, in fiscal year 2016, the Commonwealth of Pennsylvania was unable to approve a budget, including funding for public school education, and thus the Agora Cyber Charter School received no funds and could not make timely contractual payments to the Company for our products and services, even though we continued to incur the costs to keep the school operating.

Failure to comply with regulatory requirements, poor academic performance, or misconduct by us or operators of other virtual public schools could tarnish the reputation of all the school operators in our industry, which could have a negative impact on our business or lead to punitive legislation.

As a non-traditional form of public education, online public school operators will be subject to scrutiny, perhaps even greater than that applied to traditional brick and mortar public schools or public charter schools. Not all virtual public schools will have successful academic programs or operate efficiently, and new entrants may not perform well either. Such underperformance could create the impression that virtual schooling is not an effective way to educate students, whether or not our learning systems achieve satisfactory performance. Consistently poor academic performance, or the perception of poor performance, could also lead to closure of an online public school or termination of an approved provider status in some jurisdictions, or to passage of legislation empowering the state to restructure or close low-performing schools. A 2025 Arkansas law amends the state's charter school law, requiring that a charter school that performs poorly for three consecutive years have its authorization to operate revoked.

Beyond academic performance issues, some virtual school operators, including us, have been subject to governmental investigations alleging, among other things, false attendance reporting, the misuse of public funds or failures in regulatory compliance. These allegations have attracted significant adverse media coverage and have prompted legislative hearings and regulatory responses. Investigations have focused on specific companies and individuals, or even entire industries, such as the industry-wide investigation of for-profit virtual schools initiated by the Attorney General of California in 2015. The precise impact of these governmental investigations on our current and future business is difficult to discern, in part because of the number of states in which we operate and the range of purported malfeasance or performance issues involved. If these situations, or any additional alleged misconduct, cause all virtual public schools to be viewed by the public and/or policymakers unfavorably, we may find it difficult to expand into new states or renew our contracts with our clients.

Opponents of public charter schools, including virtual and blended, have sought to challenge the establishment and expansion of such schools through the judicial process. If these interests prevail, it could damage our ability to sustain or grow our current business or expand in certain jurisdictions.

We have been, and will likely continue to be, subject to public policy lawsuits by those who do not share our belief in the value of this form of public education or the involvement of for-profit education management companies. Whether we are a named party to these lawsuits, legal claims have involved challenges to the constitutionality of authorizing statutes, methods of instructional delivery, funding provisions and the respective roles of parents and teachers that can potentially affect us. For example, the Louisiana Association of Educators, an affiliate of a national teachers union, sought to terminate funding on state constitutional grounds to certain types of charter schools through the judicial process (including to a public school we serve), and while the teachers union was initially successful, the Louisiana Supreme Court reversed that decision in March 2018. *See Iberville Parish School Board v. Louisiana State Board of Elementary and Secondary Education*.

Should we fail to comply with the laws and regulations applicable to our business, such failures could result in a loss of public funding and an obligation to repay funds previously received, which could adversely affect our business, financial condition and results of operations.

Once authorized by law, virtual and blended public schools are generally subject to extensive regulation, as are the school districts we serve. These regulations cover specific program standards and financial requirements including, but are not limited to: (i) student eligibility standards; (ii) numeric and geographic limitations or caps on enrollments; (iii) state-specific curriculum requirements and standards; (iv) restrictions on open-enrollment policies by and among districts; (v) prescribed teacher-to-student ratios and teacher funding allocations from per pupil funding; (vi) teacher certification and reporting requirements; and (vii) virtual school attendance reporting. State and federal funding authorities conduct regular program and financial audits of the public schools we serve to ensure compliance with applicable regulations. If a final determination of non-compliance is made, funds may be withheld, which could impair that school's ability to pay us for services in a timely manner, or the school could be required to repay funds received during the period of non-compliance. Additionally, the indemnity provisions in our standard service agreements, with virtual and blended public schools and school districts, may require us to return any contested funds on behalf of the school.

As an emerging form of public education with unique attributes, enabling legislation for online public schools is often ambiguous and subject to discrepancies in interpretation by regulatory authorities, which may lead to disputes over our ability to invoice and receive payments for services rendered.

Statutory language providing for virtual and blended public schools is sometimes interpreted by regulatory authorities in ways that may vary from year to year making compliance subject to uncertainty. More issues normally arise during our first few school years of doing business in a state because such state's enabling legislation often does not address specific issues, such as what constitutes proper documentation for enrollment eligibility or attendance reporting in a virtual or blended school. From time to time there are changes to the regulators' approaches to determining the eligibility of students for funding purposes. Another issue may be differing interpretations on what constitutes a student's substantial completion of a semester in a public school or daily attendance requirements. These regulatory uncertainties may lead to disputes over our ability to invoice and receive payments for services rendered, or to disputes with auditors of public schools, which could adversely affect our business, financial condition and results of operations. For example, in October 2017, the California Department of Education commenced an audit covering, among other things, the average daily attendance records and associated funding provided to the California Virtual Academies ("CAVAs"), dependent on the proper method of counting the time-value and daily engagement of students enrolled in independent study programs provided by non-classroom based charter schools and the regulations applicable to such programs and schools.

The operation of virtual and blended public charter schools depends on the maintenance of the authorizing charter and compliance with applicable laws. If these charters are not renewed, our contracts with these schools would be terminated.

In many cases, virtual and blended public schools operate under a charter that is granted by a state or local authorizer to the charter holder, such as a community group or an established not-for-profit corporation, which typically is required by state law to qualify for student funding. In fiscal year 2025, a majority of our revenue was derived from our comprehensive school-as-a-service offerings in both the General Education and Career Learning markets, the majority of which were virtual and blended public schools operating under a charter. The service and products agreements for these schools are with the charter holder or the charter board. Non-profit public charter schools qualifying for exemption from federal taxation under Internal Revenue Code Section 501(c)(3) as charitable organizations must also operate on an arms-length basis in accordance with Internal Revenue Service rules and policies to maintain that status and their funding eligibility. In addition, many state public charter school statutes require periodic reauthorization. If a virtual or blended public school we support fails to maintain its tax-exempt status and funding eligibility, fails to renew its charter, or if its charter is revoked for non-performance or other reasons that may be due to actions of the independent charter board completely outside of our control, our contract with that school would be terminated. For example, in fiscal year 2018, our contract with the Insight School of Ohio was terminated because the Buckeye Community Hope Foundation terminated the charter of Insight School of Ohio.

Actual or alleged misconduct by current or former directors, officers, key employees or officials could make it more difficult for us to enter into new contracts or renew existing contracts.

If we or any of our current or former directors, officers, key employees, or officials are accused or found to be guilty of serious crimes or civil violations, including the mismanagement or improper accounting of public funds, or violations of the federal securities laws, the schools we serve could be barred or discouraged from entering into or renewing service agreements with us. As a result, our business and revenues would be adversely affected.

New laws or regulations could be enacted and negatively impact our operations and financial results.

As the provision of online K-12 public education matures, policy or business practice issues may arise that could lead to the enactment of new laws or regulations similar to, or in addition to, laws or regulations applicable to other education industry sectors. For example, for-profit education companies that own and operate post-secondary colleges and programs depend in significant part on student loans provided by the federal government to cover tuition expenses and income sharing agreements, and federal laws prohibit incentive compensation for success in securing enrollments or financial aid to any person engaged in student recruiting or admission activities. In contrast, while students in virtual or blended public K-12 schools are entitled to a public education with no federal or state loans necessary for tuition, laws could be enacted that make for-profit management companies serving such schools subject to similar recruitment or other restrictions. In keeping with good business practices, we do not award or permit incentive compensation to be paid to our public school program enrollment staff or contractors based on the number of students enrolled. New laws that specifically target for-profit education companies or education management organizations from operating public charter schools could also adversely affect our business, financial condition and results of operation.

Risks Related to Our Business and Our Industry

The schools we contract with and serve are governed by independent governing bodies that may shift their priorities or change objectives in ways that are adverse to us and to the students who attend the school programs we administer, or they may react negatively to acquisitions or other transactions.

We contract with and provide a majority of our products and services to virtual and blended public schools governed by independent boards or similar governing bodies. While we typically share a common objective at the outset of our business relationship, over time our interests could diverge resulting in changes adverse to our business or the students enrolled in those schools. The governing boards of the schools we serve in which we hire the Principal or Executive Director ("ED") may seek to employ their own Principal or ED as a condition for contract renewal. This decision may potentially reduce the value of the programs they purchase from us by structurally separating the Principal or ED from regular involvement with our virtual school management experts, employee-based professional development programs, and internal understanding of the proprietary curriculum and innovations we develop to improve academic performance. As these independent boards shift their priorities or change objectives, reduce or modify the scope of services and products we provide, or terminate their relationships with us, our ability to generate revenues consistently over time or to improve academic outcomes would be adversely affected.

Our contracts for a school-as-a-service offering are subject to periodic renewal, and each year, some of these agreements are set to expire. If we are unable to renew several such contracts or if a single significant contract expires during a given year, our business, financial condition, results of operations and cash flow could be adversely affected.

In fiscal year 2025, we had contracts for our school-as-a-service offerings for 89 schools in 31 states and the District of Columbia. A portion of these contracts are scheduled to expire in any given year and may not be renewed, or may be renewed on terms much less favorable to us. Most of these contracts include auto renewal provisions having significant advance notice deadlines. The advance notice provisions are intended to allow sufficient time to engage in renewal negotiations before and during the final year of these contracts. A renewed contract could involve a restructuring of our services and management arrangements that could lower our revenue or even change how revenue and expenses are recognized. When the customer prefers the existing contract terms to be extended, it can elect to disregard the advance notice provision and have the contract automatically renew. If we are unable to renew contracts or if contract renewals have significantly less favorable terms or unbundle previously provided services, our business, financial condition, results of operations and cash flow could be adversely affected.

If the schools we serve fail to enroll or re-enroll a sufficient number of students, or we fail to enroll a significant number of students in the programs for adult learners, our business, financial condition and results of operations will be adversely affected.

A majority of our revenues are a direct function of how many students are enrolled in our school-as-a-service offerings, the number of school districts and students who subscribe to such district programs, and the enrollments in our international and private schools.

Because families have alternative choices both within and outside the public school system for educating their children, it is typical during each school year that some students withdraw from schools using our online education services and switch to their traditional local public schools, other charter school alternatives or private schools. While many of our school-as-a-service offerings also accept new student enrollment throughout the year where permitted, generally our average student enrollment declines as the school year progresses such that we serve on average fewer students at the end of any given school year than at the beginning of the year. If our school-as-a-service offerings experience higher withdrawal rates during the year and/or enroll fewer new students as the year progresses than we have experienced in the past, our revenues, results of operations and financial condition would be adversely affected.

Similarly, at the start of each new school year, students who had remained enrolled through the end of the previous year may have graduated from the terminal grade in a school or have left our school-as-a-service offerings for any number of reasons. To the extent our school-as-a-service offerings do not retain previously enrolled students from the prior year, they must attract new students at the start of the year to sustain their average student enrollment year over year, as well as to grow their enrollment each year, based upon enrollment objectives determined by the governing authority of those schools. If the schools we serve in the aggregate are able only to sustain prior year enrollment levels, our revenues may not grow from the prior year, absent improved revenue capture or the addition of new schools. More fundamentally, if average student enrollment at the schools we serve declines from one year to the next, our revenues, results of operations and financial condition will be adversely affected.

We also contract with virtual public schools and school districts to provide marketing and enrollment services, and we provide similar services directly to our international and private schools. However, many of these customers are responsible for their own marketing and enrollment activities. Efforts on our part to sustain or increase enrollments in the face of higher student withdrawals or fewer returning students at the start of a school year may lead to higher costs for us, and may adversely affect our operating margin. If we or the virtual public schools and school districts are unsuccessful in marketing plans or enrollment processes for the schools, the average student enrollment at the schools may not grow or could even decline, and adversely affect our revenues, results of operations and financial condition.

We also derive revenues from our Galvanize, Tech Elevator and MedCerts offerings to adult learners. The vast majority of the enrollments in these programs are for shorter periods of time, and re-enrollments are not typical due to the nature of these offerings. Thus, we must continually attract and enroll new adult learners in order to maintain our revenues at current levels or grow our revenues. Efforts on our part to sustain or increase enrollments in the face of lower enrollments compared to prior periods may lead to higher costs for us, and may adversely affect our operating margin. If we are unsuccessful in marketing plans or enrollment processes for these programs for adult learners, the average enrollment in our Galvanize, Tech Elevator or MedCerts offerings may not grow or could even decline, which could adversely affect our revenues, results of operations and financial condition.

The enrollment data we present is subject to certain limitations and may not fully capture trends in the performance of our business.

We periodically disclose enrollment data for students in our General Education and Career Learning lines of revenue. However, this data may not fully capture trends in the performance of our business for a number of reasons, including:

- Enrollments for General Education and Career Learning only include those students in full service public or private programs where Stride provides a combination of curriculum, technology, instructional and support services inclusive of administrative support;

- This data includes enrollments for which Stride receives no public funding or revenue;

- No enrollments are included in Career Learning for Galvanize, Tech Elevator or MedCerts; and

- Over time a student may move from being counted as a General Education enrollment to being counted as a Career Learning enrollment, or vice versa, depending on the educational choices made by each student, which choices in certain cases may be impacted by counseling from Stride employees, and this may result in enrollment growth in one line of revenue being offset by a corresponding decrease in enrollments for the other line of revenue.

Accordingly, changes in enrollment data may not entirely correspond with changes in the financial performance of our business, and if the mix of enrollments changes, our revenues will be impacted to the extent the average revenues per enrollments are significantly different.

Because the independent governing authorities of our customers may shift priorities or incur new obligations which have financial consequences, we may be exposed to the risk of loss resulting from the nonpayment or nonperformance by our customers and our financial condition, results of operations and cash flows could suffer.

The independent boards or similar governing bodies may shift their priorities or incur new obligations, which may have financial consequences on our customers. If our customers were to cause or be subjected to situations that lead to a weakened financial condition, dispute our invoices, withhold payments, or file for bankruptcy, we could experience difficulty and prolonged delays in collecting receivables, if at all. Any nonpayment or nonperformance by our customers could adversely affect our business, financial condition, results of operations and cash flows. For example, in fiscal year 2017, as the Agora Cyber Charter School continued to operate as a self-managed charter school, it delayed its payments to us and our accounts receivable from the school grew significantly, resulting in a revised payment schedule agreement, which accompanied a contract extension.

As we continue to refine our marketing efforts, and support the enrollment activities for our school-as-a-service offerings and adult learning programs, changes in our marketing efforts and enrollment activities could lead to a decline in overall enrollment at the schools we serve or at the adult learning programs we offer.

As parents evaluate school choices for their children, we are segmenting our marketing efforts to better attract students who are most likely to benefit from and succeed in virtual education programs and who are likely to remain enrolled with a virtual school over several years. Our research leads us to believe that students with parents who are active and regularly engaged in their education are more likely to be successful in a virtual school. In some cases, the governing authorities of these schools may request different enrollment policies or criteria. Our marketing efforts, therefore, may not be wholly successful, and could lead to an overall decline in enrollment for our school-as-a-service offering, thus adversely affecting our revenue, results of operations and financial condition.

Additionally, for our Galvanize, Tech Elevator and MedCerts offerings to adult learners, we are focusing our marketing and enrollment efforts to identify and attract adult learners in the software engineering, healthcare and medical fields, as well as providing staffing and talent development services to employers and government agencies. However, our marketing efforts may not be successful. As a result, our overall enrollment in these adult learning programs may decline, and our revenue, results of operations, and financial condition may be adversely affected.

The student demographics of the schools we serve can lead to higher costs and affect our ability to sustain or grow our operating income.

The schools we serve are publicly funded and are generally obligated to accept all students meeting state or district criteria for enrollment. Because an online education environment may offer a better educational opportunity for students falling behind grade level, our school-as-a-service offerings have experienced in recent years a higher academically at-risk student population, requiring supplemental student and family support services and closer one-on-one involvement by teachers and school personnel, leading to higher costs to us in providing full management and curriculum services to the schools. We consider students academically at-risk if they were not proficient on the previous year's state assessment, are credit-deficient, have previously dropped out, have failed courses, or score lower than average on diagnostic norm-referenced assessments. Some states have additional or different indicators to determine students who are at risk. These factors are used by the state to identify at-risk students in several states and have been found through research to impact future student performance. The schools we serve also enroll a significant percentage of special needs students with learning and/or physical disabilities, which also adds to the total costs incurred by the schools.

Education of high school students is generally more costly than K-8 as more teachers with subject matter expertise (e.g., chemistry, calculus) must be hired to support an expansive curriculum, electives, and counseling services. As the relative percentage of high school students increases as part of the total average enrollment in our school-as-a-service offerings, our costs are likely to increase.

As our cost structure evolves due to the demographics, educational profile and mix of the students enrolled in our school-as-a-service offerings, our profit margins may decline, and we may have increasing difficulty in sustaining or growing our operating income commensurate with our revenues.

If student performance falls, state accountability standards are not achieved, teachers or administrators tamper with state test scoring or graduation standards, or parent and student satisfaction declines, a significant number of students may not remain enrolled in a virtual or blended public school that we serve, charters may not be renewed, or enrollment caps could be put in place, or enrollment practices could be limited, and our business, financial condition, and results of operations will be adversely affected.

The success of our business depends in part on the choice of a family to have their child begin or continue his or her education in a virtual or blended public school that we serve. This decision is based on many factors, including student performance and parent and student satisfaction. Students may perform significantly below state averages or the virtual or blended public school may fail to meet state accountability standards. Like many traditional brick and mortar public schools, not all of the public schools we serve meet the requirements of their applicable accountability frameworks, as large numbers of new enrollments from students underperforming in traditional schools can decrease overall results or the underperformance of any one subgroup can lead to the entire school failing to meet accountability expectations and potentially lead to the school's closure. For example, in Tennessee, the Commissioner of Education has statutory authority to close a virtual school if an accountability trigger is met. In addition, although serving academically at-risk students is an important aspect of our obligation to educate any child regardless of circumstance, the performance of these students can adversely affect a school's standing under applicable accountability standards. We expect that, as our enrollments increase and the portion of students that have not used our learning systems for multiple years increases, the average performance of all students using our learning systems may decrease, even if the individual performance of other students improves over time. This effect may also be exacerbated if students enrolled in schools that we provide services to or acquire are predominately below state proficiency standards or experience low graduation rates. For example, at-risk students who attended the Electronic Classroom of Tomorrow (ECOT) schools in Ohio, which were closed in mid-school year 2017-18 by state regulators, and who then transferred to other public schools, including the Ohio Virtual Academy supported by us, could negatively impact a receiving school's overall academic performance ratings absent a different accountability measure applicable to such students or waiver of such standards. Moreover, under ESSA, state authorities may change their accountability frameworks in ways that negatively impact the schools we serve.

Students in the school-as-a-service offerings we serve are required to complete standardized state testing, and the frequency and the results of this testing may have an impact on school enrollment. The significant increase of testing undertaken at the state level has led some parents to opt out of state assessments, a parental right which is now codified in the ESSA, thereby resulting in an incomplete and potentially inaccurate assessment of school and student performance. To avoid the consequences of failing to meet applicable required proficiency, growth or accountability standards, teachers or school administrators may engage in improperly altering student test scores or graduation standards, especially if teacher performance and compensation are evaluated on these results. Finally, parent and student satisfaction may decline as not all parents and students are able to devote the substantial time and effort necessary to complete our curriculum. A student's satisfaction may also suffer if his or her relationship with the virtual or blended public school teacher does not meet expectations. If student performance or satisfaction declines, students may decide not to remain enrolled in a virtual or blended public school that we serve, charters may not be renewed or enrollment caps could be put in place, or enrollment practices could be limited, and our business, financial condition and results of operations could be adversely affected.

Compliance with curriculum standards and assessments for individual state determinations under the ESSA may create ongoing challenges to ensure that our curriculum products align with state requirements, which could possibly cause academic performance to decline and dissatisfaction by our school customers which could limit our growth and profitability.

Under the ESSA, states will set their own curriculum standards in reading, math and science, and the federal government is prohibited from mandating or incentivizing states to adopt any set of particular standards, such as Common Core. States were also given the authority under the ESSA to craft their own assessment programs to measure the proficiency of their students for college and career readiness, and may also choose to offer already available nationally recognized assessments at the high school level, such as the SAT or ACT tests. As implementation proceeds at the state level, and use of the assessments previously developed by the Partnership for Assessment of Readiness for College and Careers and Smarter Balanced Assessment Consortium consortia continues to erode, a multitude of different standards and assessments may emerge and result in temporary misalignments of our curriculum offerings with state standards, cause academic performance to decline, create a need for additional teacher training and product investments, all of which could adversely affect our relationship with public school contracting with us for a school-as-a-service offering and school district customers, financial condition, contract renewals and reputation.

Mergers, acquisitions and joint ventures present many risks, and we may not realize the financial and strategic goals that formed the basis for the transaction.

When strategic opportunities arise to expand our business, we may acquire or invest in other companies using cash, stock, debt, asset contributions or any combination thereof, such as the acquisitions of Galvanize in January 2020, Tech Elevator in November 2020 and MedCerts in November 2020. We may face risks in connection with these or other future transactions, including the possibility that we may not realize the anticipated cost and revenue synergies on a timely basis, or at all, or further the strategic purpose of any acquisition if our forecasts do not materialize. The pursuit of acquisitions and their integrations may divert the resources that could otherwise be used to support and grow our existing lines of business. The combination of two or more independent enterprises is a complex, costly and time-consuming process. Acquisitions may create multiple and overlapping product lines that are offered, priced and supported differently, which could cause customer confusion and delays in service. We may have difficulties coordinating sales and marketing efforts to effectively position the combined company's capabilities. Customers may decline to renew their contracts, or the contracts of acquired businesses might not allow us to recognize revenues on the same basis. These transactions and their integrations may also divert our management's attention, and our ongoing business may be disrupted by acquisition, transition or integration activities. In addition, we may have difficulty separating, transitioning and integrating an acquired company's systems, including but not limited to, financial accounting systems, information technology systems, transaction processing systems, internal controls and standards, and procedures and policies, and the associated costs in doing so may be higher than we anticipate.

There may also be other adverse effects on our business, operating results or financial condition associated with the expansion of our business through acquisitions. We may fail to identify or assess the magnitude of certain liabilities, shortcomings or other circumstances prior to acquiring a company or technology, which could result in unexpected operating expenses, unexpected accounting treatment, unexpected increases in taxes due or a loss of anticipated tax benefits. The acquired companies may not be able to achieve the levels of revenue, earnings or operating efficiency that we expect. Our use of cash to pay for acquisitions may limit other potential uses of our cash, including investment in other areas of our business, stock repurchases, dividend payments and retirement of outstanding indebtedness. If we issue a significant amount of equity for future acquisitions, existing stockholders may be diluted and earnings per share may decrease. We may pay more than the acquired company or assets are ultimately worth and we may have underestimated our costs in continuing the support and development of an acquired company's offerings. Our operating results may be adversely impacted by liabilities resulting from a stock or asset acquisition, which may be costly, disruptive to our business, or lead to litigation.

We may be unable to obtain required approvals from governmental authorities on a timely basis, if at all, which could, among other things, delay or prevent us from completing a transaction, otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition or have other adverse effects on our current business and operations. We may face contingencies related to intellectual property, financial disclosures, accounting practices, or internal controls. Finally, we may not be able to retain key executives of an acquired company.

To execute our business plans, we depend upon the experience and industry knowledge of our officers and other key employees, including those who joined us as part of the Galvanize, Tech Elevator, and MedCerts acquisitions. The combined company's success will depend, in part, upon our ability to retain key management personnel and other key employees, some of which may experience uncertainty about their future roles with the combined company as a result of the acquisition. This may have a material adverse effect on our ability to attract and retain key personnel.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the case of a larger acquisition or several concurrent acquisitions.

Our business could be negatively affected as a result of actions by activist stockholders, and such activism could impact the trading value of our securities and harm our business, financial condition and results of operations.

Responding to actions by activist stockholders can be costly and time consuming, disrupting our operations and diverting the attention of management and our employees. If activist stockholders were to emerge, their activities could interfere with our ability to execute our strategic plan and divert resources from our business. In addition, a proxy contest for the election of directors at our annual meeting would require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention of management and our Board of Directors. Any perceived uncertainties as to our future direction also could affect the market price and volatility of our securities, cause key executives to leave the Company, adversely affect the relationships we have with our school board customers, and harm existing and new business prospects.

If market demand for online options in public schooling does not increase or continue or if additional states do not authorize or adequately fund virtual or blended public schools, our business, financial condition and results of operations could be adversely affected.

While historically we grew by opening new virtual public schools in new states, in recent years the pace of state expansion has declined while opening more schools in existing states has increased. In fiscal year 2025, we served 89 virtual public schools and blended schools in 31 states and the District of Columbia. Without adding additional states, our school-as-a-service revenues may become increasingly dependent on serving more virtual schools in existing states. We may also not be able to fill available enrollment slots as forecasted. If the market demand for virtual and blended public schools does not increase or declines, if the remaining states are hesitant to authorize virtual or blended public schools, if enrollment caps are not removed or raised, or if the funding of such schools is inadequate, our opportunities for growth and our ability to sustain our revenues, results of operations and financial condition would be adversely affected.

Increasing competition in the education industry sectors that we serve could lead to pricing pressures, reduced operating margins, loss of market share, departure of key employees and increased capital expenditures.

As a general matter, we face varying degrees of competition from a variety of education providers because our learning systems integrate all the elements of the education development and delivery process, including curriculum development, textbook publishing, teacher training and support, lesson planning, testing and assessment, job placement and industry-certified content, and school performance and compliance management. In both our General Education and Career Learning markets, we compete with companies that provide online curriculum and support services. We also compete with public school districts and state departments of education that offer K-12 online programs of their own or in partnership with other online curriculum vendors. As we pursue our post-secondary Career Learning strategic initiatives through our Galvanize, Tech Elevator and MedCerts subsidiaries, we are competing with corporate training businesses and some employers that offer education as an employee benefit. We anticipate intensifying competition both from existing competitors and new entrants. Our competitors may adopt superior curriculum content, technology and learning platforms, school support or marketing approaches, and may have different pricing and service packages that may have greater appeal than our offerings. In addition, some of our school-as-a-service offerings could seek to transition to a self-managed school by inviting competitive alternatives to portions of the products and services now provided entirely by us under our integrated fully managed service agreements. If we are unable to successfully compete for new business, win and renew contracts, including fully managed public school contracts, or students fail to realize sufficient gains in academic performance, our revenues, opportunities for growth and operating margins may decline. Price competition from our current and future competitors could also result in reduced revenues, reduced margins or the failure of our product and service offerings to achieve or maintain more widespread market acceptance.

We may also face competition from publishers of traditional educational materials that are substantially larger than we are and have significantly greater financial, technical and marketing resources, and may enter the field through acquisitions and mergers. Many of these traditional publishers, or new market entrants, have developed their own online curriculum products and teaching materials that compete directly with our post-secondary Career Learning products. As a result, they may be able to devote more resources and move quickly to develop products and services that are superior to our platform and technologies. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete. These new and well-funded entrants may also seek to attract our key executives as employees based on their acquired expertise in virtual education where such specialized skills are not widely available.

Our future success will depend in large part on our ability to maintain a competitive position with our curriculum and our technology, as well as our ability to increase capital expenditures to sustain the competitive position of our product and retain our talent base. We cannot assure that we will have the financial resources, technical expertise, marketing, distribution or support capabilities to compete effectively.

Regulatory frameworks on the accessibility of technology and curriculum are continually evolving due to legislative and administrative developments and the rapid evolution of technology, which could result in increased product development costs and compliance risks.

Our online curriculum is made available to students through websites, computers and other display devices connected to the Internet. The website platforms and online curriculum include a combination of software applications that include graphics, pictures, videos, animations, sounds and interactive content that may present challenges to individuals with disabilities. A number of states and federal authorities have considered or are considering how web-based information should be made accessible to persons with such disabilities. To the extent they enact or interpret laws and regulations to require greater accessibility than we currently provide, we may have to modify our offerings to satisfy those requirements. Because there is no federal rule setting a uniform technical standard for determining web accessibility under Section 508 and Title II of the ADA, online service providers have no uniform standard of compliance. Some states have adopted the standards promulgated under Section 508 while others require WCAG Level A and/or Level AA or their own unique standards. In addition, Section 504 is designed to ensure that students with disabilities have an equal opportunity to access each school's website and online learning environment. To the extent that we enter into federal government contracts, different standards of compliance could be imposed on us under Section 508, or by states who apply these federal standards under Section 508 or other standards to education providers, which standards may be changed from time to time. Beyond the significant product development costs associated with these evolving regulations, a failure to meet such requirements could also result in loss or termination of material contracts, inability to secure new contracts, or in potential legal liability.

Our revenues from our school-as-a-service offerings are based in part on our estimate of the total funds each school will receive in a particular school year and our estimate of the full year expenses to be incurred by each school. As a result, differences between our quarterly estimates and the actual funds received and expenses incurred could have an adverse impact on our results of operations and cash flows.

We recognize revenues ratably from certain of our fees charged to school-as-a-service offerings over the course of our fiscal year. To determine the pro rata amount of revenues to recognize in a fiscal quarter, we estimate the total expected funds each school will receive in a particular school year. Additionally, we take responsibility for any operating deficits incurred at most of the school-as-a-service offerings we serve. Because this may impair our ability to collect the full amount invoiced in a period and therefore collection cannot reasonably be assured, we reduce revenues by the estimated pro rata amount of the school's net operating loss. We review our estimates of total funds and operating expenses periodically, and we revise as necessary, by adjusting our year-to-date earned revenues to be proportional to the expected revenues to be earned during the fiscal year. Actual school funding received and school operating expenses incurred may vary from our estimates or revisions and could adversely impact our revenues, results of operations and cash flows.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter-to-quarter and adversely impact our working capital and liquidity throughout the year.

Our operating results normally fluctuate as a result of seasonal variations in our business, principally due to the number of months in a fiscal quarter that our school customers are fully operational and serving students. In the typical academic year, our first and fourth fiscal quarters have fewer than three full months of operations, whereas our second and third fiscal quarters will have three complete months of operations. Instructional costs and services increase in the first fiscal quarter, primarily due to the costs incurred to ship learning kits at the beginning of the school year. These instructional costs may increase significantly quarter-to-quarter as school operating expenses increase. The majority of our selling and marketing expenses are incurred in the first and fourth fiscal quarters, as our primary enrollment season is April through September.

We expect quarterly fluctuations in our operating results to continue. These fluctuations could result in volatility and adversely affect our cash flow. As our business grows, these seasonal fluctuations may become more pronounced. As a result, we believe that sequential quarterly comparisons of our financial results may not provide an accurate assessment of our financial position.

Risks Related to Our Operations

We plan to continue to create new products, expand distribution channels and pilot innovative educational programs to enhance academic performance. If we are unable to effectively manage these initiatives or they fail to gain acceptance, our business, financial condition, results of operations and cash flows would be adversely affected.

As we create and acquire new products, expand our existing customer base and pilot new educational programs, we expect to face challenges distinct from those we currently encounter, including:

- our continual efforts to innovate and pilot new programs to enhance student learning and to foster college and career opportunities, such as our Stride Career Prep schools which offer pathways for Career Learning, and including new AI-enabled products and programs, may not receive sufficient market acceptance to be economically viable;

- our use of third-party educational platforms that we do not control, could create issues with customer satisfaction, early withdrawals and declines in re-registrations, and potentially harm our reputation;

- the acquisition or opening of additional school-as-a-service offering in states where we already have a contract with other schools can potentially complicate the school selection process for prospective parents, and present marketing differentiation challenges depending on the facts and circumstances in that state;

- our development of public blended schools has raised different operational challenges than those we face with full-time virtual schools. Blended schools require us to lease facilities for classrooms, staff classrooms with teachers, sometimes provide meals and kitchen facilities, adhere to local safety and fire codes, purchase additional insurance and fulfill many other responsibilities;

- operating in international markets may require us to conduct our business differently than we do in the United States or in existing countries. Additionally, we may have difficulty training and retaining qualified teachers or generating sufficient demand for our products and services in international markets. International opportunities will also present us with different legal, operational, tax and currency challenges;

- the use of our curriculum in classrooms will produce challenges with respect to adapting our curriculum for effective use in a traditional classroom setting;

- our creation of curricula and instruction protocols for courses taught through our Galvanize, Tech Elevator and MedCerts subsidiaries requires us to rely upon specialized instructors and curriculum developers;

- our online private school business is dependent on a tuition-based financial model and may not be able to enroll a sufficient number of students over time to achieve long-run profitability or deliver a high level of customer satisfaction; and

- our participation in summer foreign language instruction camps through MIL could generate new legal liabilities and financial consequences associated with our responsibility for students housed on leased college campuses on a 24-hour basis over the duration of the camp.

Our failure to manage these business expansion programs, or any new business expansion program or new distribution channel we pursue, may have an adverse effect on our business, financial condition, results of operations and cash flows.

High-quality teachers are critical to the success of our learning systems. If we are not able to continue to recruit, train and retain quality certified teachers, our curriculum might not be effectively delivered to students, compromising their academic performance and our reputation. As a result, our brand, business and operating results may be adversely affected.

High-quality teachers are critical to maintaining the value of our learning systems and assisting students with their daily lessons. In addition, teachers in the public schools we manage or who provide instruction in connection with the online programs we offer to school districts, must be state certified (with limited exceptions or temporary waiver provisions in various states), and we must implement effective internal controls in each jurisdiction to ensure valid teacher certifications, as well as the proper matching of certifications with student grade levels and subjects to be taught. Teachers must also possess strong interpersonal communications skills to be able to effectively instruct students in a virtual school setting, and the technical skills to use our technology-based learning systems. There is a limited pool of teachers with these specialized attributes and the public schools and school districts we serve must provide competitive benefits packages to attract and retain such qualified teachers.

The teachers in many public schools we serve are not our employees and the ultimate authority relating to those teachers resides with an independent not-for-profit governing body, which oversees the schools. However, under many of our service and product agreements with virtual and blended public schools, we have responsibility to recruit, train and manage these teachers. The teacher recruitment and student assignment procedures and processes for our school-as-a-service offerings must also comply with individual state certification and reporting requirements. We must also provide continuous training to virtual and blended public school teachers so they can stay abreast of changes in student needs, academic standards and other key trends necessary to teach online effectively, including measures of effectiveness. We may not be able to recruit, train and retain enough qualified teachers to keep pace with school demand while maintaining consistent teaching quality in the various public schools we serve. Shortages of qualified teachers, failures to ensure proper teacher certifications and course assignments in each state, or decreases in the quality of our instruction, whether actual or perceived, could have an adverse effect on our business.

School teachers are subject to union organizing campaigns, and if the teachers employed by us or at the public schools we serve join a union, collective bargaining agreements negotiated with union representatives could result in higher operating expenses and the loss of management flexibility and innovation for which charter schools were created.

If the teachers at any one of the public schools we serve were to unionize, as is the case in California, the employer would become subject to a collective bargaining agreement with union representatives. A collective bargaining agreement could impact teacher salaries, benefits, work rules, teacher tenure and provide for restrictions on the teaching work-day and the time devoted to online instruction delivery or communications with students, and place limitations on the flexibility to reassign or remove teachers for inadequate performance. This could result in higher school-related expenses and could impede the sustainability of, or growth in, enrollment at the school due to the loss of management flexibility and innovation. The outcome could result in higher costs to us in providing educational support and curriculum services to the school, which may adversely affect our operating margins, overall revenues and academic performance results.

We rely on third-party service providers to host some of our solutions and any interruptions or delays in services from these third parties could impair the delivery of our products and harm our business.

We currently outsource some of our hosting services to third parties. We do not control the operation of any third-party facilities. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of any of these disasters or other unanticipated problems could result in lengthy interruptions in our service. Furthermore, the availability of our proprietary and third-party LMSs could be interrupted by a number of additional factors, including our customers' inability to access the Internet, the failure of our network or software systems due to human or other error, security breaches or the ability of the infrastructure to handle spikes in customer usage. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

We operate a complex Company-wide ERP system, and if it were to experience significant operating problems, it could adversely affect our business and results of operations.

We operate a complex Company-wide, Oracle-hosted, integrated ERP system to handle various business, operating and financial processes, which handles a variety of important functions, such as order entry, invoicing, accounts receivable, accounts payable, financial consolidation and internal and external financial and management reporting matters. If the ERP system experiences significant problems, it could result in operational issues including delayed billing and accounting errors and other operational issues, which could adversely affect our business and results of operations. System delays or malfunctioning could also disrupt our ability to timely and accurately process and report results of our operations, financial position and cash flows, which could impact our ability to timely complete important business processes.

The continued development of our product and service brands is important to our business. If we are not able to maintain and enhance these brands, our business and operating results may suffer.

Enhancing brand awareness is critical to attracting and retaining students, and for serving additional virtual and blended public schools, school districts and online private schools, and we intend to spend significant resources to accomplish that objective. These efforts include sales and marketing directed to targeted locations, as well as the national marketplace, discrete student populations, the educational community at large, key policy groups, image-makers and the media. As we continue to seek to increase enrollments and extend our geographic reach and product and service offerings, maintaining quality and consistency across all our services and products may become more difficult to achieve, and any significant and well-publicized failure to maintain this quality and consistency will have a detrimental effect on our brands. We cannot provide assurances that our new sales and marketing efforts will be successful in further promoting our brands in a competitive and cost-effective manner. If we are unable to further enhance our brand recognition and increase awareness of our products and services, or if we incur excessive sales and marketing expenses, our business and results of operations could be adversely affected.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

Our patents, trademarks, trade secrets, copyrights, domain names and other intellectual property rights are important assets. For example, we have been granted three U.S. patents related to our provision of virtual schooling, including the system components for creating and administering assessment tests and our lesson progress tracker, and two U.S. patents related to foreign language instruction. Additionally, we are the copyright owner of courses in our proprietary curriculum.

Various events outside of our control pose a threat to our intellectual property rights. For instance, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the Internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. If we fail to adequately protect our intellectual property through patents, trademarks and copyrights, license agreements, employment agreements, confidentiality agreements, nondisclosure agreements or similar agreements, our intellectual property rights may be misappropriated by others, invalidated or challenged, and our competitors could duplicate our technology or may otherwise limit any competitive technology advantage we may have. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

It is possible that we may not be able to sufficiently protect our innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Further, there is always the possibility that the scope of the protection gained will be insufficient or that an issued patent be deemed invalid or unenforceable.

We also seek to maintain certain intellectual property as trade secrets. This secrecy could be compromised by outside parties, whether through breach of our network security or otherwise, or by our employees or former employees, intentionally or accidentally, which would cause us to lose the competitive advantage resulting from these trade secrets. Third parties may acquire domain names that are substantially similar to our domain names leading to a decrease in the value of our domain names and trademarks and other proprietary rights.

Lawsuits against us alleging infringement of the intellectual property rights of others and such actions would be costly to defend, could require us to pay damages or royalty payments and could limit our ability or increase our costs to use certain technologies in the future.

Companies in the Internet, software, technology, education, curriculum and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. Regardless of the merits, intellectual property claims are time-consuming and expensive to litigate or settle. For example, a non-practicing entity sued us alleging that our proprietary learning systems infringed three of its patents although its lawsuit was ultimately dismissed on the merits in 2014. In addition, to the extent claims against us are successful, we may have to pay substantial monetary damages or discontinue certain products, services or practices that are found to be in violation of another party's rights. We may also have to seek a license and make royalty payments to continue offering our products and services or following such practices, which may significantly increase our operating expenses.

We may be subject to legal liability resulting from the actions of third parties, including independent contractors, business partners, or teachers, which could cause us to incur substantial costs and damage our reputation.

We may be subject, directly or indirectly, to legal claims associated with the actions of or filed by our independent contractors, business partners, or teachers. In the event of accidents or injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for their injuries and our insurance may not cover the expenses of litigation or settlement amounts. Additionally, we could face claims alleging that our independent curriculum contractors or teachers infringed the intellectual property rights of third parties. A liability claim against us or any of our independent contractors, business partners, or teachers could adversely affect our reputation, enrollment and revenues. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of management.

We operate in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer-facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation.

We use complex IT systems (as defined below) and products to support our business activities, including customer-facing systems, back-office processing and infrastructure. We face several technological risks associated with online product service delivery, information technology security (including virus and cyber-attacks, ransomware, as well as software related bugs, misconfigurations or other vulnerabilities), e-commerce and enterprise resource planning system implementations and upgrades. From time to time, we have experienced verifiable attacks on our system by unauthorized parties, and our plans and procedures to reduce such risks may not be successful. Thus, our business could be adversely affected if our systems and infrastructure experience a significant failure or interruption in the event of future attacks on our system by unauthorized parties. Moreover, any use or integration of generative or other AI in our, or any third party's, operations, products or services will pose new and/or unknown cybersecurity risks and challenges.

The failure to prevent a cybersecurity incident affecting our systems, including, but not limited to, disruption of services, could harm our reputation, decrease demand for our services and products, expose us to liability, penalties, and remedial costs, or otherwise adversely affect our financial performance.

In order to provide our services and solutions, we depend on various computer systems, hardware, software, infrastructure, online sites and connected networks (hereinafter, "IT Systems"), including those of third parties. In addition, as part of our business, we collect, use, process, transmit, host and store information, including personal data related to employees, customers, students, and parents, as well as proprietary business data and other sensitive information (collectively, "Confidential Information"). The confidentiality, integrity and availability of our IT Systems and Confidential Information is at risk of being compromised, whether through malicious activity (including social engineering/phishing, malware (including ransomware)) by internal or external actors (including through the use of AI), or through human or technological errors that result from negligence or software "bugs" or other vulnerabilities. Although we dedicate personnel and resources toward protecting against cybersecurity risks and threats, our efforts to protect against cybersecurity risks and threats may not be successful. We, and certain of our vendors who process Confidential Information on our behalf, have experienced security attacks and incidents, and we expect such attacks and incidents to continue in the future. While to date no attacks or incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any perceived or actual unauthorized access to or disclosure of Confidential Information could harm our reputation, decrease demand for our services and products, expose us to liability, penalties, and remedial costs, or otherwise adversely affect our financial performance.

Cyberattacks are expected to accelerate on a global basis in both frequency and magnitude, and threat actors are increasingly sophisticated in using techniques that circumvent controls, evade detection, and remove forensic evidence, which means that we and critical third parties may be unable to anticipate, contain, investigate or recover from future attacks or incidents in a timely or effective manner. In addition, remote and hybrid working arrangements that started during the COVID-19 pandemic may continue in the future, which presents additional opportunities for threat actors to engage in social engineering (for example, phishing) and to exploit vulnerabilities present in many non-corporate networks. Furthermore, we may acquire companies or enter into IT systems integrations with companies that have cybersecurity vulnerabilities or unsophisticated security measures, which would expose us to increased risks.

Any security incident that results in Confidential Information, including personal information, being stolen, accessed, used or modified without authorization, or that otherwise disrupts or negatively impacts our operations or IT Systems, could harm our reputation, lead to customer attrition, and expose us to regulatory investigations, enforcement actions or litigation, including class actions. We may also be required to expend significant capital and other resources in response to a security incident, including notification under data privacy and breach notification laws and regulations, and incur expenses related to investigating and containing the incident, restoring lost or corrupted data, and remediating our IT Systems. Monetary damages, regulatory fines or penalties and other costs or losses, as well as injunctive remedies that require changes to our business model or practices, could be significant and may exceed insurance policy limits or may not be covered by our insurance at all. In addition, a security incident could require that we expend substantial additional resources related to the security of our IT Systems, diverting resources from other projects and disrupting our businesses.

Furthermore, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information.

We rely on the Internet to enroll students and to deliver our products and services and to market ourselves and schools that contract with us, all of which exposes us to a growing number of legal risks and increasing regulation.

We collect information regarding students during the online enrollment process and a significant amount of our curriculum content is delivered over the Internet. As a result, specific federal, state and other jurisdictional laws that could have an impact on our business include the following:

- the COPPA, as implemented by regulations of the Federal Trade Commission (revised July 2013), imposes restrictions on the ability of online companies to collect and use personal information from children under the age of 13;

- the FERPA, which imposes parental or student consent requirements for specified disclosures of student information to third parties, and certain state student data privacy laws;

- the CDA, which provides website operators immunity from most claims arising from the publication of third-party content;

- numerous state cyberbullying laws which require schools to adopt policies on harassment through the Internet or other electronic communications;

- rapidly emerging state student data privacy laws which require schools to adopt privacy policies and/or require certain contractual commitments from education technology providers are applicable to virtual schools and can significantly vary from one state to another;

- federal and state laws that govern schools' obligations to ELL students and students with disabilities; and

- various jurisdictions' privacy laws and regulations which may apply to certain aspects of our private schools.

In addition, the laws applicable to the Internet continue to develop. These laws impact pricing, advertising, taxation, consumer protection, quality of products and services, and are in a state of change. New or amended laws may also be enacted, which could increase the costs of regulatory compliance for us or force us to change our business practices. As a result, we may be exposed to substantial liability, including significant expenses necessary to comply with such laws and regulations and indemnification of schools we operate for liabilities resulting from a school's failure to comply with such laws and regulations.

Compliance with ever-evolving federal, state, and foreign laws and other requirements relating to the handling of information about individuals necessitates significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, financial condition and results of operations.

We and our vendors are subject to a variety of federal, state and foreign data privacy laws, rules, regulations, industry standards and other requirements, including those that apply generally to the handling of personal information, and these requirements, and their application, interpretation and amendment, are constantly evolving. It is possible that the requirements under new or existing laws, regulations, and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business.

Even though we believe we and our vendors are generally in compliance with applicable laws, rules and regulations relating to privacy and data security, these laws are in some cases relatively new and the interpretation and application of these laws are uncertain. Any failure or perceived failure to comply with data privacy laws, rules, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs with such proceedings or actions against, significant negative publicity and an erosion of trust. If any of these events were to occur, our business, financial condition and results of operations could be materially adversely affected.

We utilize a single logistics vendor for the management, receiving, assembly and shipping of all of our learning kits and printed educational materials. In addition, we utilize the same vendor at a second location for the reclamation and redeployment of our student computers. This partnership depends upon execution on the part of both us and the vendor. Any material failure to execute properly for any reason, including damage or disruption to any of the vendor's facilities would have an adverse effect on our business, financial condition and results of operations.

Substantially all of the inventory for our learning kits and printed materials is located in one warehouse facility, which is operated by a third-party logistics vendor that handles receipt, assembly and shipping of all physical learning materials. If this logistics vendor were to fail to meet its obligations to deliver learning materials to students in a timely manner, or if a material number of such shipments are incomplete or contain assembly errors, our business and results of operations could be adversely affected. In addition, we provide computers for a substantial number of our students. Execution or merger integration failures which interfere with the reclamation or redeployment of computers may result in additional costs. Furthermore, a natural disaster, fire, earthquake, power interruption, work stoppage or other unanticipated catastrophic event, especially during the period from April through June when we are awaiting receipt of most of the curriculum materials for the school year and have not yet shipped such materials to students, could significantly disrupt our ability to deliver our products and operate our business. If any of our material inventory items were to experience any significant damage, we would be unable to meet our contractual obligations and our business would suffer.

Any significant interruption in the operation of AWS or Azure could cause a loss of data and disrupt our ability to manage our technological infrastructure.

We have migrated the applications that form the basis of our products to AWS and Microsoft Azure. Amazon and Microsoft are global leaders in the cloud services industry and provide world class data centers and capabilities. However, our reliance on these vendors exposes us to risks outside of our control.

Additionally, we do not control the operation of these cloud facilities and must rely on AWS and Azure to provide the physical security, facilities management and communications infrastructure services related to our cloud environment. If AWS or Azure encounter financial difficulty, such as bankruptcy or other events beyond our control, that causes them to fail to secure adequately and maintain its hosting facilities or provide the required data communications capacity, students of the schools we serve may experience interruptions in our service or the loss or theft of important customer data.

Scale and capacity limits on some of our technology, transaction processing systems and network hardware and software may be difficult to project and we may not be able to expand and upgrade our systems in a timely manner to meet significant unexpected increased demand.

As the number of schools we serve increases and our student base grows, the traffic on our transaction processing systems and network hardware and software will rise. In our capacity planning processes, we may be unable to accurately project the rate of increase in the use of our transaction processing systems and network hardware and software. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities to accommodate significant unexpected increased or peak use. If we are unable to appropriately upgrade our systems and network hardware and software in a timely manner, our operations and processes may be temporarily disrupted.

Our efforts to expand capacity may not produce the operational and financial results for which those investments were intended.

As we have grown to serve more schools, students and families in an increasing number of states and countries, we have invested in infrastructure systems and technology to keep pace such as new communication systems, enterprise hardware and software systems. In the absence of compatible business processes, adequate employee training, integration with other dependent systems, and sufficient staffing, this expanded capacity alone may not result in improved performance or outcomes.

We may be unable to keep pace with changes in our industry and advancements in technology as our business and market strategy evolves, including AI.

As changes in our industry occur or macroeconomic conditions fluctuate, including due to changing interest rates, rising inflation, the government closures of various banks and liquidity concerns at other financial institutions, geopolitical instability, AI and machine learning, pandemics and the potential for local and/or global economic recession, we may need to adjust our business strategies or find it necessary to restructure our operations or businesses, which could lead to changes in our cost structure, the need to write down the value of assets, or impact our profitability. We also make investments in existing or new businesses, including investments in technology and expansion of our business lines. These investments may have short-term returns that are negative or less than expected and the ultimate business prospects of the business may be uncertain.

As our business and market strategy evolves, we also will need to respond to technological advances and emerging industry standards in a cost-effective and timely manner in order to remain competitive, such as the ubiquitous use of tablets for public school applications, AI and machine learning, adaptive learning technologies, and web accessibility standards. The need to respond to technological changes may require us to make substantial, unanticipated expenditures. There can be no assurance that we will be able to respond successfully to technological change.

While working to capture the significant benefits of AI, we recognize that the technology is new and developing. Our introduction and use of AI may present business, compliance, and reputational challenges that could lead to operational or reputational damage, competitive harm, legal and regulatory risk, and additional costs, any of which could materially and adversely affect our business, financial condition, and results of operations.

We use AI technologies in our platform and offerings, and we are making investments in expanding the use of AI throughout our business. This new and emerging technology, which is in its early stages of commercial use, presents a number of inherent risks. For example AI technologies can create accuracy issues, unintended biases, and discriminatory outcomes and create other perceived or actual technical, legal, compliance, privacy, security, and ethical risks which could slow our partners' and customers' adoption of our products and services that use AI. While AI-powered applications may help provide more tailored or personalized learner experiences, if the content, analyses, or recommendations that AI applications assist in producing on our platform are, or are perceived to be, deficient, inaccurate, or biased or non-compliant with the law, our reputation, competitive position, and business may be materially and adversely affected. Further, the use of AI technology is subject to ongoing debate in the education industry, including with respect to issues such as plagiarism, cheating, academic integrity, and the scope of appropriate or permissible use of generative AI in the context of both learning and teaching. Furthermore, privacy concerns arise when sensitive student data is used to train generative models, potentially exposing personal information to unauthorized access or misuse. Further, our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively.

In addition, litigation or government regulation related to the use of AI (including the use of generative AI) may also adversely impact our ability to develop and offer products that use AI, as well as increase the cost and complexity of doing so. In the United States, certain states have introduced and passed legislation mandating, among other requirements, transparency in AI algorithms and their decision-making processes to prevent discriminatory practices. Notably, the Illinois Student Online Personal Protection Act (SOPPA) sets specific guidelines for protecting student data used by educational technology companies. In addition, developing, testing and deploying AI in our platform, offerings and services involves significant technical complexity and requires specialized expertise. Any disruption or failure in our AI systems or infrastructure could result in delays or errors in our operations, which could harm our business and financial results. Further, market demand and acceptance of AI technologies are uncertain, and we may be unsuccessful in our efforts related to deploying AI in our business.

We may be unable to attract and retain key executives and skilled employees, and because our employees are located throughout the United States, we may incur additional compliance and litigation costs that could adversely impact our business, financial condition and our results of operations.

Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business, which is necessary in the highly regulated public education sector involving a publicly traded for-profit company. This complexity requires us to attract and retain experienced executive management and employees with specialized skills and knowledge across many disciplines. If any of these employees leave us and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial condition and results of operations could be adversely affected.

Our success also depends on our having highly trained financial, technical, recruiting, sales and marketing personnel. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our Company could impede our ability to increase revenues from our existing products and services, ensure full compliance with federal and state regulations, launch new product offerings, and would have an adverse effect on our business and financial results.

We are subject to the Fair Labor Standards Act and other state and federal employment laws. These laws govern such matters as minimum wage, overtime, leave, and other working conditions that can increase our labor costs or subject us to liabilities to our employees. In addition, many state and local jurisdictions are adopting their own laws, such as paid sick leave, to address conditions of employment not covered by federal law and/or to provide additional rights and benefits to employees. These developments and disparate laws could increase our costs of doing business, lead to litigation, or have a material adverse effect on our business, financial condition and results of operations.

We may need additional capital in the future, but there is no assurance that funds will be available on acceptable terms.

We may need to raise additional funds in order to achieve growth or fund other business initiatives. This financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise funds may have rights, preferences or privileges senior to those of existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to expand, develop or enhance services or products, or respond to competitive pressures will be limited. In addition, economic conditions, including current and future business disruptions and debt and equity market volatility caused by changing interest rates, rising inflation, the government closures of various banks and liquidity concerns at other financial institutions, geopolitical instability, possible pandemics and the potential for local and/or global economic recession may impact our ability to raise funds on acceptable terms.

Moreover, the Company maintains the majority of its cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business, financial condition and results of operations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

Our cybersecurity risk management program is guided by the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) and the National Institute of Standards and Technology Special Publication (SP) 800-53. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF and SP 800-53 as a framework to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key elements of our cybersecurity risk management program include:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

- a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- cybersecurity awareness training of our employees, including incident response personnel, and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for key service providers, suppliers, and vendors based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See "Risk Factors – We operate in markets that are dependent on Information Technology (IT) systems and technological change. Failure to maintain and support customer-facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements, could negatively impact our revenues and reputation" and "Risk Factors – The failure to prevent a cybersecurity incident affecting our systems could result in the disruption of our services and the disclosure or misappropriation of sensitive information, which could harm our reputation, decrease demand for our services and products, expose us to liability, penalties, and remedial costs, or otherwise adversely affect our financial performance".

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks, including oversight of management's implementation of our cybersecurity risk management program.

The Committee receives regular reports from management on our cybersecurity risks. In addition, management updates the Committee on any incidents it considers to be significant or potentially significant.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program.

Our management team, including our Chief Information Security Officer (CISO), is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our CISO has more than 20 years of experience managing the security and compliance organization for global companies, providing online and cloud-based services to more than a majority of the Fortune 500 and the United States Government.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in our IT environment.

ITEM 2. *PROPERTIES*

Our headquarters is located in approximately 23,000 square feet of office space in Reston, Virginia. The facility is under a lease that expires in July 2033. In addition, we lease approximately 361,000 square feet in multiple locations throughout the United States under individual leases that expire between July 2025 and August 2030.

ITEM 3. *LEGAL PROCEEDINGS*

See Item 8 of Part II, "Financial Statements and Supplementary Data – Note 10 – Commitments and Contingencies - Litigation."

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock, par value $0.0001 per share, is traded on the New York Stock Exchange (the "NYSE") under the symbol "LRN." As of August 1, 2025, there were 428 registered holders of our common stock.

Stock Performance Graph

The graph below compares the cumulative return of holders of Stride, Inc.'s common stock with the cumulative returns of the S&P 500 index, the NASDAQ Composite Index, the Russell 2000 Index and our Peer Group Index, which is composed of Adtalem Global Education Inc., American Public Education Inc., Perdoceo Education Corporation, Chegg, Inc., Grand Canyon Education Inc., Udemy, Inc., Pearson PLC, Strategic Education Inc., and Coursera, Inc. The graph assumes that the value of the investment in our common stock in each index (including reinvestment of dividends) was $100 on June 30, 2020 and tracks it through June 30, 2025. All prices reflect closing prices on the last day of trading at the end of each calendar quarter.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN(1)(2)

Among Stride, Inc., S&P 500 Index, NASDAQ Composite Index, Russell 2000 Index and Peer Group Index



Total Return June 2020 - June 2025
LRN
Peer Group Index
S&P 500
Nasdaq Composite
Russell 2000
Dollar
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
6/30/2020
6/30/2021
6/30/2022
6/30/2023
6/30/2024
6/30/2025

	30-Jun-20	30-Jun-21	30-Jun-22	30-Jun-23	30-Jun-24	30-Jun-25
LRN	100	126	152	150	220	300
Peer Group Index	100	103	61	47	59	79
S&P 500	100	134	124	141	162	176
Nasdaq Composite	100	139	115	139	166	182
Russell 2000	100	152	124	134	144	151

(1) The information presented above in the stock performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, except to the extent that we subsequently specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933, as amended (the "Securities Act"), or a filing under the Exchange Act.

(2)   The stock price performance shown on the graph is not necessarily indicative of future price performance. Information used in the graph was obtained from a source we believe to be reliable, but we do not assume responsibility for any errors or omissions in such information.

Dividend Policy

We have never declared or paid any cash dividends on our common stock, and we currently do not anticipate paying any cash dividends. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or products that complement our existing business. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including, but not limited to, our future earnings, capital requirements, financial condition, future prospects, and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits and other factors our Board of Directors might deem relevant.

ITEM 6. *RESERVED*

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains certain forward-looking statements within the meaning of Section 21E of the Exchange Act. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions, and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in Part I, Item 1A, of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

This MD&A is intended to assist in understanding and assessing the trends and significant changes in our results of operations and financial condition. As used in this MD&A, the words, "we," "our" and "us" refer to Stride, Inc. and its consolidated subsidiaries. This MD&A should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. The following overview provides a summary of the sections included in our MD&A:

- *Executive Summary*—a general description of our business and key highlights of the year ended June 30, 2025.

- *Key Aspects and Trends of Our Operations*—a discussion of items and trends that may impact our business in the upcoming year.

- *Critical Accounting Estimates*—a discussion of critical accounting estimates requiring judgments and the application of critical accounting policies.

- *Results of Operations*—an analysis of our results of operations in our consolidated financial statements.

- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, commitments and contingencies, seasonality in the results of our operations, and quantitative and qualitative disclosures about market risk.

Executive Summary

We are a technology company providing an educational platform to deliver online learning to students throughout the U.S. Our platform hosts products and services to attract, enroll, educate, track progress, and support students. These products and services, spanning curriculum, systems, instruction, and support services, are designed to help learners of all ages reach their full potential through inspired teaching and personalized learning. Our clients are primarily public and private schools, school districts, and charter boards. Additionally, we provide solutions to employers, government agencies and consumers.

We provide a wide range of products and services across our platform with the ability to deliver customized solutions. Our comprehensive school-as-a-service offering supports our clients in operating full-time virtual schools in the K-12 market. Together with our network of online schools, Stride has served millions of students with our products and services.

Our platform addresses two markets in the K-12 space: General Education and Career Learning.

General Education

General Education products and services are predominantly focused on core subjects, including math, English, science and history, for kindergarten through twelfth grade students to help build a common foundation of knowledge. These programs provide an alternative to traditional school options and address a range of student needs. Products and services are delivered as a comprehensive school-as-a-service offering for schools or as stand-alone products and services. A student enrolled in a school that offers Stride's General Education program may elect to take career courses, but that student and the associated revenue is reported as a General Education enrollment and General Education revenue.

Career Learning

Career Learning products and services are focused on developing skills to enter and succeed in careers in high-growth, in-demand industries—including information technology, healthcare and general business. We provide middle and high school students with Career Learning programs that complement their core general education coursework. Stride offers multiple career pathways through a broad catalog of courses. The middle school program exposes students to a variety of career options and introduces career skill development. In high school, students may engage in industry content pathway courses, project-based learning in virtual teams, and career development services. High school students have the opportunity to progress toward certifications, connect with industry professionals, earn college credits while in high school, and participate in job shadowing and/or work-based learning experiences that facilitate success in today's digital, tech-enabled economy. A student is reported as a Career Learning enrollment and associated Career Learning revenue only if the student is enrolled in a Career Learning program. Like General Education products and services, the products and services for Career Learning are sold as a comprehensive school-as-a-service offering or as stand-alone products and services.

We also provide focused post-secondary career learning programs to adult learners, for the software engineering, healthcare, and medical fields. These programs are sold directly to consumers, employers and government agencies.

For both the General Education and Career Learning markets, the majority of revenue is derived from our comprehensive school-as-a-service offering which includes an integrated package of curriculum, technology systems, instruction, and support services that we administer on behalf of our customers. The average duration of the agreements for our school-as-a-service offering is greater than five years, and most provide for automatic renewals absent a customer notification of non-renewal.

During the 2024-2025 school year, we provided our school-as-a-service offering to 89 schools in 31 states and the District of Columbia in the General Education market, and 56 schools or programs in 27 states and the District of Columbia in the Career Learning market.

In 2020, we significantly expanded our Career Learning opportunity by acquiring three adult learning companies, Galvanize, Tech Elevator, and MedCerts. These Adult Learning brands deliver training in software engineering and allied healthcare to consumers and enterprises.

We generate a significant portion of our revenues from the sale of curriculum, administration support and technology services to virtual and blended public schools. The amount of revenue generated from these contracts is impacted largely by the number of enrollments, the mix of enrollments across grades and states, state or district per student funding levels and attendance requirement, among other items. The average duration of the agreements for our school-as-a-service offering is greater than five years, and most provide for automatic renewals absent a customer notification within a negotiated time frame.

The two key financial metrics that we use to assess financial performance are revenues and operating income. During the year ended June 30, 2025, revenues increased to $2,405.3 million from $2,040.1 million in the prior year, an increase of 17.9%. Over the same period, operating income increased to $360.1 million from $249.6 million in the prior year, an increase of 44.3%. The increase in operating income was driven by revenue growth and an increase in gross margin. Additionally, we use the non-financial metric of total enrollments to assess performance, as enrollment is a key driver of our revenues. Total enrollments for the year ended June 30, 2025 were 234.0 thousand, an increase of 39.7 thousand, or 20.4%, over the prior year. Our revenues are subject to annual school district financial audits, which incorporate enrollment counts, funding and other routine financial audit considerations. The results from these audits and other routine changes in funding estimates are incorporated into the Company's monthly funding estimates for the current and prior periods. Historically, aggregate funding estimates have differed from actual reimbursements, generally in the range of 2% of annual revenue or less, which may vary from year to year.

Key Aspects and Trends of Our Operations

Revenues—Overview

We generate a significant portion of our revenues from the sale of curriculum, administration support and technology services to virtual and blended public schools. We anticipate that these revenues will continue to represent the majority of our total revenues over the next several years. However, we also expect revenues in other aspects of our business to continue to increase as we execute on our growth strategy. Our growth strategy includes increasing revenues in other distribution channels, expanding our adult learning training programs, adding enrollments in our private schools, and expanding our traditional public schools sales channel. Combined revenues from these other sectors were significantly smaller than those from the virtual and blended public schools we served in the year ended June 30, 2025. Our success in executing our strategies will impact future growth. We have several sales channels from which we generate revenues that are discussed in more detail below.

Factors affecting our revenues include:

(i)   the number of enrollments;

(ii)   the mix of enrollments across grades and states;

(iii)   administrative services and curriculum sales provided to the schools and school districts;

(iv)   state or district per student funding levels and attendance requirements;

(v)   prices for our products and services;

(vi)   growth in our adult learning programs; and

(vii)   revenues from new initiatives, mergers and acquisitions.

Virtual Schools

Our educational platform can be offered in an integrated package of systems, services, products, and professional expertise to support a virtual public school. Customers of these programs can obtain administrative support, information technology, academic support services, online curriculum, learning systems and instructional services under the terms of negotiated service and product agreements. These contracts are negotiated with, and approved by, the governing authorities of the customer. During any fiscal year, the Company may enter into new agreements, receive non-automatic renewal notices, negotiate replacement agreements, terminate such agreements or receive notice of termination, or customers may transition a school to a different offering. The governing boards may also establish school policies and other terms and conditions over the course of a contract, such as enrollment parameters. The authorizers who issue the charters to our school-as-a-service customers can renew, revoke, or modify those charters as well.

The majority of our revenue is derived from these school-as-a-service service agreements with the governing authorities of our public school partners. In addition to providing a comprehensive course catalog, related books and physical materials, a learning management system ("LMS") for online learning, and, in certain cases, student computers, we also provide these schools a variety of administrative support, technology and academic support services. Full-time virtual and blended school students access online lessons over the internet and utilize offline learning materials we provide. Students receive assignments, complete lessons, take assessments, and are instructed by teachers with whom they interact via email, telephonically, in synchronous virtual classroom environments, and sometimes face to face.

Traditional School Districts

We also distribute our educational platform to schools and school districts across the U.S. and, provide access to our digital content, learning software, teachers, and support services. Public schools and school districts are increasingly adopting digital educational solutions to augment teaching practices, launch new learning models, cost effectively expand course offerings, provide schedule flexibility, improve student engagement, increase graduation rates, replace textbooks, and retain students. State education funds traditionally allocated for textbook and print materials have also been authorized for the purchase of digital content, including online courses, and in some cases mandated access to online courses.

Consumer Sales

We provide tuition-based online private schools that meet a range of student needs from individual course credit recovery to college preparatory programs. These programs address students and families in the states in which we do not offer a free public option, as well as students looking for additional flexibility. Additionally, many families can use education savings accounts, tax credits and vouchers to attend these schools for low or no cost. We also pursue international opportunities where we believe there is significant demand for quality online education. Our international students are typically from expatriate families who wish to study in English and foreign students who desire a U.S. high school diploma. In addition, we have entered into agreements that enable us to distribute our products and services to our international and domestic school partners who use our courses to provide broad elective offerings and dual diploma programs.

Our educational platform also offers the ability to deliver products and services directly to families. These purchasers desire to offer supplemental educational products to further their child's existing public or private school education. Customers of our consumer products have the option of purchasing complete curriculum, individual courses, tutoring, career learning products, or a variety of other supplemental products, covering various subjects depending on their child's needs. Typical applications include summer school course work, home-schooling, enrichment, and educational supplements.

We provide adult learning programs that address the skills gap facing companies in the information technology and healthcare sectors. We provide in-person and remote immersive full-time software engineering programs designed for adult learners looking to advance their technology careers by providing such learners with skills and real-world experiences. Our allied health programs provide self-paced, fully online structured training programs that lead to certifications in the healthcare field. We can also provide these programs directly to enterprises to create customized, tailored education plans to help companies train, upskill, and reskill their employees.

Instructional Costs and Services Expenses

Instructional costs and services expenses include expenses directly attributable to the educational products and services we provide. The public schools we administer are the primary drivers of these costs, including teacher and administrator salaries and benefits and expenses of related support services. We also employ teachers and administrators for instruction and oversight to support traditional public schools and private schools. Instructional costs also include fulfillment costs of student textbooks and materials, depreciation and reclamation costs of computers provided for student use, the cost of any third-party online courses and the amortization of capitalized curriculum and related systems. Our instructional costs are variable and are based directly on our number of schools and enrollments.

Our high school offering requires increased instructional costs as a percentage of revenues compared to our kindergarten to 8th grade offering. This is due to the following: (i) generally lower student-to-teacher ratios; (ii) higher compensation costs for some teaching positions requiring subject-matter expertise; (iii) ancillary costs for required student support services, including college placement, SAT preparation and guidance counseling; (iv) use of third-party courses to augment our proprietary curriculum; and (v) use of a third-party LMS to service high school students. Over time, we may partially offset these factors by obtaining productivity gains in our high school instructional model, replacing third-party high school courses with proprietary content, replacing our third-party LMS with another third-party system, leveraging our school infrastructure and obtaining purchasing economies of scale.

We have deployed and are continuing to develop new delivery models, including blended schools, where students receive limited face-to-face instruction in a learning center to complement their online instruction, and other programs that utilize brick and mortar facilities. The maintenance, management and operations of these facilities necessitate additional costs, which are generally not required to operate typical virtual public schools. We are pursuing expansion into new states for both virtual public and other specialized charter schools. If we are successful, we will incur start-up costs and other expenses associated with the initial launch of a school, including the funding of building leases and leasehold improvements.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses include the salaries and benefits of employees engaged in business development, public affairs, sales and marketing, and administrative functions, and transaction and due diligence expenses related to mergers and acquisitions.

Also included are product development expenses, which include research and development costs and overhead costs associated with the management of both our curriculum development and internal systems development teams. In addition, product development expenses include the amortization of internal systems. We measure and track our product development expenditures on a per course or project basis to measure and assess our development efficiency. In addition, we monitor employee utilization rates to evaluate our workforce efficiency. We plan to continue to invest in additional curriculum development and related software in the future. We capitalize selected costs incurred to develop our curriculum, beginning with application development, through production and testing into capitalized curriculum development costs. We capitalize certain costs incurred to develop internal systems into capitalized software development costs.

Critical Accounting Estimates

The discussion of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. In the preparation of our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosures of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and the impact of such differences may be material to our consolidated financial statements. Our critical accounting policies have been discussed with the Audit Committee of our Board of Directors. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services using the following steps:

- identify the contract, or contracts, with a customer;
- identify the performance obligations in the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract; and
- recognize revenue when, or as, the Company satisfies a performance obligation.

Revenues related to the products and services that we provide to students in kindergarten through twelfth grade or adult learners are considered to be General Education or Career Learning based on the school or adult program in which the student is enrolled. General Education products and services are focused on core subjects, including math, English, science and history, for kindergarten through twelfth grade students to help build a common foundation of knowledge. Career Learning products and services are focused on developing skills to enter and succeed in careers in high-growth, in-demand industries—including information technology, healthcare and general business, for students in middle school through high school and adult learners.

The majority of our contracts are with the following types of customers:

- a virtual or blended school whereby the amount of revenue is primarily determined by funding the school receives;
- a school or individual who licenses certain curriculum on a subscription or course-by-course basis; or
- an enterprise who contracts with the Company to provide job training.

Funding-based Contracts

We provide an integrated package of systems, services, products, and professional expertise that is administered together to support a virtual or blended public school. Contractual agreements generally span multiple years with performance obligations being isolated to annual periods which generally coincide with our fiscal year. Customers of these programs can obtain administrative support, information technology, academic support services, online curriculum, learning systems platforms and instructional services under the terms of a negotiated service agreement. The schools receive funding on a per student basis from the state in which the public school or school district is located. Shipments of materials for schools that occur in the fourth fiscal quarter and the upcoming school year are recorded in deferred revenue.

We generate revenues under contracts with virtual and blended public schools and include the following components, where required:

- providing each of a school's students with access to our online school and lessons;
- offline learning kits, which include books and materials to supplement the online lessons;
- the use of a personal computer and associated reclamation services;
- internet access and technology support services;
- instruction by a state-certified teacher; and
- management and technology services necessary to support a virtual or blended school. In certain contracts, revenues are determined directly by per enrollment funding.

To determine the pro rata amount of revenue to recognize in a fiscal quarter, we estimate the total expected funds each school will receive in a particular school year. Total funds for a school are primarily a function of the number of students enrolled in the school and established per enrollment funding levels, which are generally published on an annual basis by the state or school district. We review our estimates of funding periodically and update as necessary by adjusting our year-to-date earned revenues to be proportional to the total expected revenues to be earned during the fiscal year. Actual school funding may vary from these estimates and the impact of these differences could impact our results of operations. Since the end of the school year coincides with the end of our fiscal year, annual revenues are generally based on actual school funding and actual costs incurred (including costs for our services to the schools plus other costs the schools may incur). Our schools' reported results are subject to annual school district financial audits, which incorporate enrollment counts, funding and other routine financial audit considerations. The results of these audits are incorporated into the Company's monthly funding estimates for the current and prior periods. For the years ended June 30, 2024, 2023 and 2022, the Company's aggregate funding estimates differed from actual reimbursements impacting total reported revenue by approximately 1.8%, 2.8%, and 1.6%, respectively.

Each state and/or school district has variations in the school funding formulas and methodologies that it uses to estimate funding for revenue recognition at its respective schools. As the Company estimates funding for each school, it takes into account the state definition for count dates on which reported enrollment numbers will be used for per pupil funding. The parameters the Company considers in estimating funding for revenue recognition purposes include school district count definitions, withdrawal rates, new registrations, average daily attendance, special needs enrollment, academic progress, historical completion, student location, funding caps and other state specified categorical program funding.

Under the contracts where we provide products and services to schools, we are responsible for substantially all of the expenses incurred by the school and have generally agreed to absorb any operating losses of the schools in a given school year. These school operating losses represent the excess of costs incurred over revenues earned by the virtual or blended public school (the school's expected funding), as reflected in its respective financial statements, including our charges to the schools. To the extent a school does not receive sufficient funding for each student enrolled in the school, the school would still incur costs associated with serving the unfunded enrollment. If losses due to unfunded enrollments result in a net operating loss for the year that loss is reflected as a reduction in the revenues and net receivables that we collect from the school. A school net operating loss in one year does not necessarily mean we anticipate losing money on the entire contract with the school. However, a school's net operating loss may reduce our ability to collect its management fees in full and recognized revenues are constrained to reflect the expected cash collections from such schools. We record the school's estimated net operating loss against revenues based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year. Actual school net operating losses may vary from these estimates or revisions, and the impact of these differences could have a material impact on results of operations.

Subscription-based Contracts

We provide certain online curriculum and services to schools and school districts under subscription agreements. Revenues from the licensing of curriculum under subscription arrangements are recognized on a ratable basis over the subscription period. Revenues from professional consulting, training and support services are deferred and recognized ratably over the service period.

In addition, we contract with individual customers who have access for one to two years to company-provided online curriculum and generally prepay for services to be received. Adult learners enroll in courses that provide specialized training in a specific industry. Each of these contracts is considered to be one performance obligation. We recognize these revenues pro rata over the maximum term of the customer contract based on the defined contract price.

Enterprise Contracts

We provide job training over a specified contract period to enterprises. Each of these contracts is considered to be one performance obligation. We recognize these revenues based on the number of students trained during the term of the contract based on the defined contract price.

Income Taxes

Accounting for income taxes prescribes the use of the asset and liability method to compute the differences between the tax bases of assets and liabilities and the related financial amounts, using currently enacted tax laws. If necessary, a valuation allowance is established, based on the weight of available evidence, to reduce deferred tax assets to the amount that is more likely than not to be realized. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of sufficient future taxable income. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets.

Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to examination by tax authorities in the ordinary course of business. We periodically assess the likelihood of adverse outcomes resulting from these examinations to determine the impact on our deferred taxes and income tax liabilities and the adequacy of our provision for income taxes. Changes in income tax legislation, statutory income tax rates or future taxable income levels, among other things, could materially impact our valuation of income tax assets and liabilities and could cause our income tax provision to vary significantly among financial reporting periods.

We have a valuation allowance on net deferred tax assets of $7.6 million and $7.4 million as of June 30, 2025 and 2024, respectively, for the amount that will likely not be realized.

Results of Operations

Lines of Revenue

We operate in one operating and reportable business segment as a technology company providing an educational platform to deliver proprietary and third-party curriculum, software systems and educational services designed to facilitate individualized learning. The Chief Operating Decision Maker evaluates profitability based on consolidated results. We have two lines of revenue: (i) General Education and (ii) Career Learning.

Enrollment Data

The following table sets forth total enrollment data for students in our General Education and Career Learning lines of revenue. Enrollments for General Education and Career Learning only include those students in full service public or private programs where Stride provides a combination of curriculum, technology, instructional and support services inclusive of administrative support. No enrollments are included in Career Learning for Galvanize, Tech Elevator or MedCerts. This data includes enrollments for which Stride receives no public funding or revenue.

If the mix of enrollments changes, our revenues will be impacted to the extent the average revenue per enrollment is significantly different. We do not award or permit incentive compensation to be paid to our public school program enrollment staff or contractors based on the number of students enrolled.

The following represents our current enrollment for each of the periods indicated:

	Years Ended June 30,			2025 / 2024		2024 / 2023	
	2025	2024	2023	Change	Change %	Change	Change %
	(In thousands, except percentages)						
General Education (1)	137.7	121.6	112.3	16.1	13.2%	9.3	8.3%
Career Learning (1) (2)	96.3	72.7	65.9	23.6	32.5%	6.8	10.3%
Total Enrollment	234.0	194.3	178.2	39.7	20.4%	16.1	9.0%

(1) Enrollments reported for the first quarter are equal to the official count date number, which was September 30, 2024 for the first quarter of fiscal year 2025, September 30, 2023 for the first quarter of fiscal year 2024, and September 30, 2022 for the first quarter of fiscal year 2023.
(2) No enrollments are included in Career Learning for Galvanize, Tech Elevator or MedCerts.

Revenue Data

Revenues are captured by market based on the underlying customer contractual agreements. Where customers purchase products and services for both General Education and Career Learning markets, we allocate revenues based on the program for which each student is enrolled. All kindergarten through fifth grade students are considered General Education students. Periodically, a middle school or high school student enrollment may change line of revenue classification.

The following represents our current revenues for each of the periods indicated:

	Years Ended June 30,			Change 2025 / 2024		Change 2024 / 2023	
	2025	2024	2023	$	%	$	%
	(In thousands, except percentages)						
General Education	$ 1,448,676	$ 1,289,193	$ 1,131,391	$ 159,483	12.4%	$ 157,802	13.9%
Career Learning							
Middle - High School	876,287	651,191	586,770	225,096	34.6%	64,421	11.0%
Adult	80,354	99,685	119,197	(19,331)	(19.4%)	(19,512)	(16.4%)
Total Career Learning	956,641	750,876	705,967	205,765	27.4%	44,909	6.4%
Total Revenues	$ 2,405,317	$ 2,040,069	$ 1,837,358	$ 365,248	17.9%	$ 202,711	11.0%

Products and Services

We have developed curriculum, systems, instructional practices and support services that enable us to support hundreds of thousands of students. The following describes the various products and services that we provide to customers. Products and services are provided on an individual basis as well as customized solutions, such as our most comprehensive school-as-a-service offering which supports our clients in operating full-time virtual or blended schools. Stride is continuously innovating to remain at the forefront of effective educational techniques to meet students' needs. It continues to expand upon its personalized learning model, improve the user experience of its products, and develop tools and partnerships to more effectively engage and serve students, teachers, and administrators.

Curriculum and Content – We have one of the largest digital research-based curriculum portfolios for the K-12 online education industry that includes some of the best - in - class content available in the market. Our customers can select from hundreds of high-quality, engaging, online coursework and content, as well as many state customized versions of those courses, electives, and instructional supports. Since our inception, we have built core courses on a foundation of rigorous standards, following the guidance and recommendations of leading educational organizations at the national and state levels. State standards are continually evolving, and we continually invest in our curriculum to meet these changing requirements. We provide high-quality, engaging, online coursework and content in software engineering, healthcare, and medical fields.

Systems – We have established a secure and reliable technology platform, which integrates proprietary and third-party systems, to provide a high-quality educational environment and gives us the capability to grow our customer programs and enrollment. Our end-to-end platform includes single-sign on capability for our content management, learning management, student information, data reporting and analytics, and various support systems that allow customers to provide a high-quality and personalized educational experience for students. Stand-alone products and services can provide curriculum and content hosting on customers' learning management systems, or integration with customers' student information systems.

Instructional Services – We provide a broad range of instructional services that includes customer support for instructional teams, including recruitment of state - certified teachers, training in research-based online instruction methods and Stride systems, oversight and evaluation services, and ongoing professional development. Stride also provides training options to support teachers and parents to meet students' learning needs. Stride's range of training options are designed to enhance skills needed to teach using an online learning platform, and include hands-on training, on-demand courses, and support materials.

Support Services – We provide a broad range of support services, including marketing and enrollment, supporting prospective students through the admission process, assessment management, administrative support (e.g., budget proposals, financial reporting, and student data reporting), and technology and materials support (e.g., provisioning of student computers, offline learning kits, internet access and technology support services).

Financial Information

In this section of the Form 10-K, we provide our financial information comparison for the years ended June 30, 2025 and 2024. Our financial information comparison for the years ended June 30, 2024 and 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7. of our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 filed with the Securities and Exchange Commission ("SEC") on August 6, 2024.

The following table sets forth statements of operations data and the amounts as a percentage of revenues for each of the periods indicated:

	Years Ended June 30,			
	2025		**2024**	
	(In thousands, except percentages)			
Revenues	$ 2,405,317	100.0 %	$ 2,040,069	100.0 %
Instructional costs and services	1,461,398	60.8	1,276,466	62.6
Gross margin	943,919	39.2	763,603	37.4
Selling, general, and administrative expenses	524,347	21.8	514,003	25.2
Impairment of long-lived assets	59,478	2.5	—	—
Income from operations	360,094	15.0	249,600	12.2
Interest expense, net	(10,504)	(0.4)	(8,812)	(0.4)
Other income, net	33,629	1.4	26,900	1.3
Income before income taxes and income (loss) from equity method investments	383,219	15.9	267,688	13.1
Income tax expense	(93,007)	(3.9)	(64,482)	(3.2)
Income (loss) from equity method investments	(2,271)	(0.1)	977	0.0
Net income attributable to common stockholders	$ 287,941	12.0 %	$ 204,183	10.0 %

Comparison of the Years Ended June 30, 2025 and 2024

Revenues. Our revenues for the year ended June 30, 2025 were $2,405.3 million, representing an increase of $365.2 million, or 17.9%, from $2,040.1 million for the year ended June 30, 2024. General Education revenues increased $159.5 million, or 12.4%, year over year. The primary drivers for the increase in revenue were a 13.2% increase in enrollments, and changes to school mix. Career Learning revenues increased $205.8 million, or 27.4%, primarily due to a 32.5% increase in enrollments and school mix. In addition, revenue recognized in each of the periods includes certain adjustments resulting from the completion of state and district audits and reconciliation processes related to services provided in prior years. These adjustments were not material and were recognized in the period in which the audit or reconciliation was finalized and the outcome became known and reasonably estimable. While these items contributed to reported revenue in each period, they were not a significant driver of the year over year change.

Instructional costs and services expenses. Instructional costs and services expenses for the year ended June 30, 2025 were $1,461.4 million, representing an increase of $184.9 million, or 14.5%, from $1,276.5 million for the year ended June 30, 2024. This increase in expense was due to hiring of personnel in growth states and salary increases. Instructional costs and services expenses were 60.8% of revenues during the year ended June 30, 2025, a decrease from 62.6% for the year ended June 30, 2024.

Selling, general, and administrative expenses. Selling, general and administrative expenses for the year ended June 30, 2025 were $524.3 million, representing an increase of $10.3 million, or 2.0% from $514.0 million for the year ended June 30, 2024. The increase was primarily due to an increase of $14.2 million in personnel and related benefit costs, including stock-based compensation, partially offset by a decrease of $7.6 million in bad debt expense. Selling, general, and administrative expenses were 21.8% of revenues during the year ended June 30, 2025, a decrease from 25.2% for the year ended June 30, 2024.

Impairment of long-lived assets. Impairment of long-lived assets for the year ended June 30, 2025 was $59.5 million. The impairment relates to the intangible assets and operating lease right-of-use assets associated with an asset group unrelated to our core operations, comprised entirely of Galvanize, a wholly-owned subsidiary. We did not have any impairments of long-lived assets during the year ended June 30, 2024.

Interest expense, net. Net interest expense for the year ended June 30, 2025 was $10.5 million as compared to $8.8 million for the year ended June 30, 2024. The increase in net interest expense was primarily due to our finance leases.

Other income, net. Other income, net for the year ended June 30, 2025 was $33.6 million as compared to $26.9 million for the year ended June 30, 2024. The increase in other income, net was primarily due to the increase in our investments in marketable securities and the returns on those investments year over year.

Income tax expense. Income tax expense was $93.0 million for the year ended June 30, 2025, or 24.4% of income before taxes, as compared to $64.5 million, or 24.0% of income before taxes for the year ended June 30, 2024. The increase in the effective income tax rate for the year ended June 30, 2025, as compared to the effective tax rate for the year ended June 30, 2024, was primarily due to the increase in non-deductible compensation, which was partially offset by the increase in excess tax benefit of stock-based compensation.

Discussion of Seasonality of Financial Condition

Certain accounts in our balance sheet are subject to seasonal fluctuations. As our enrollments and revenues grow, we expect these seasonal trends to be amplified.

Accounts receivable balances tend to be at the highest levels in the first quarter of our fiscal year as we begin billing for all enrolled students and our billing arrangements include upfront fees for many of the elements of our offering. These upfront fees result in seasonal fluctuations to our deferred revenue balances. We routinely monitor state legislative activity and regulatory proceedings that might impact the funding received by the schools we serve and to the extent possible, factor potential outcomes into our business planning decisions.

Liquidity and Capital Resources

In this section of the Form 10-K, we provide our discussion of the changes in liquidity and capital resources for the years ended June 30, 2025 and 2024. Our discussion of the changes in liquidity and capital resources for the years ended June 30, 2024 and 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7. of our Annual Report on Form 10-K for the fiscal year ended June 30, 2024 filed with the SEC on August 6, 2024.

As of June 30, 2025, we had net working capital, or current assets minus current liabilities, of $1,329.9 million. Our working capital includes cash and cash equivalents of $782.5 million and accounts receivable of $559.7 million. Our working capital provides a significant source of liquidity for our normal operating needs. Our accounts receivable balance fluctuates throughout the fiscal year based on the timing of customer billings and collections and tends to be highest in our first fiscal quarter as we begin billing for students. In addition, our cash and accounts receivable were significantly in excess of our accounts payable and short-term accrued liabilities at June 30, 2025.

During the first quarter of fiscal year 2021, we issued $420.0 million aggregate principal amount of 1.125% Convertible Senior Notes due 2027 ("Notes"). The Notes are governed by the indenture between us and U.S. Bank National Association, as trustee. The net proceeds from the offering of the Notes were approximately $408.6 million after deducting the underwriting fees and other expenses paid by the Company. The Notes bear interest at a rate of 1.125% per annum, payable semi-annually in arrears on March 1st and September 1st of each year, beginning on March 1, 2021. The Notes will mature on September 1, 2027. In connection with the Notes, we entered into privately negotiated capped call transactions (the "Capped Call Transactions") with certain counterparties. The Capped Call Transactions are expected to cover the aggregate number of shares of the Company's common stock that initially underlie the Notes, and are expected to reduce potential dilution to the Company's common stock upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes. The upper strike price of the Capped Call Transactions is $86.174 per share. The cost of the Capped Call Transactions was $60.4 million and was recorded within additional paid-in capital.

Before June 1, 2027, noteholders will have the right to convert their Notes only upon the occurrence of certain events. After June 1, 2027, noteholders may convert their Notes at any time at their election until two days prior to the maturity date. We will settle conversions by paying cash up to the outstanding principal amount, and at our election, will settle the conversion spread by paying or delivering cash or shares of our common stock, or a combination of cash and shares of our common stock. The initial conversion rate is 18.9109 shares of common stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $52.88 per share of common stock. The Notes will be redeemable at our option at any time after September 6, 2024 at a cash redemption price equal to the principal amount of the Notes, plus accrued and unpaid interest, subject to certain stock price hurdles as discussed in the Indenture.

On January 27, 2020, we entered into a $100.0 million senior secured revolving credit facility ("Credit Facility") to be used for general corporate operating purposes with PNC Capital Markets LLC. The Credit Facility had a five-year term and incorporated customary financial and other covenants, including, but not limited to, a maximum leverage ratio and a minimum interest coverage ratio. The majority of our borrowings under the Credit Facility were at LIBOR plus an additional rate ranging from 0.875% - 1.50% based on our leverage ratio as defined in the agreement. The Credit Facility was secured by our assets. The Credit Facility agreement allowed for an amendment to establish a new benchmark interest rate when LIBOR was discontinued during the five-year term. Up through its expiration, we were in compliance with the financial covenants. As part of the proceeds received from the Notes, we repaid our $100.0 million outstanding balance under the Credit Facility. The Credit Facility also included a $200.0 million accordion feature. The Credit Facility expired on January 27, 2025 and was not renewed.

We are a lessee under finance leases for computers and peripherals under agreements with Banc of America Leasing & Capital, LLC ("BALC") and CSI Leasing, Inc. ("CSI Leasing"). As of June 30, 2025 and 2024, the finance lease liability was $86.9 million and $55.6 million, respectively, with lease interest rates ranging from 4.42% to 6.72%.

We entered into agreements with BALC and CSI Leasing in April 2020 and August 2022, respectively, to provide financing for our computers and peripherals. Individual leases with BALC include 36-month payment terms, fixed rates ranging from 4.42% to 6.72%, and a $1 purchase option at the end of each lease term. We pledged the assets financed to secure the outstanding leases. Individual leases under the agreement with CSI Leasing include 36-month payment terms, but do not include a stated interest rate. We use our incremental borrowing rate as the implied interest rate and the total lease payments to calculate our lease liability.

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to interest on our Notes, office facility leases, capital equipment leases and other operating leases. We expect to make future payments on existing leases from cash generated from operations. We believe that the combination of funds to be generated from operations and net working capital on hand will be adequate to finance our ongoing operations on a short-term (the next 12 months) and long-term (beyond the next 12 months) basis. In addition, we continue to explore acquisitions, strategic investments and joint ventures related to our business that we may acquire using cash, stock, debt, contribution of assets or a combination thereof.

Operating Activities

Net cash provided by operating activities for the year ended June 30, 2025 was $432.8 million compared to $278.8 million for the year ended June 30, 2024. The $154.0 million increase in cash provided by operating activties between periods was primarily due to higher net income adjusted for non-cash items, along with favorable changes in working capital, driven principally by a change in accrued liabilities.

Investing Activities

Net cash used in investing activities for the year ended June 30, 2025 was $88.0 million compared to $139.9 million for the year ended June 30, 2024. The $51.9 million decrease in cash used in investing activities between periods was primarily due to higher net maturities of marketable securities of $65.8 million and a decrease in capital expenditures year over year of $1.7 million, partially offset by an increase in other equity purchases of $15.5 million.

Financing Activities

Net cash used in financing activities for the year ended June 30, 2025 was $62.9 million compared to $49.1 million for the year ended June 30, 2024. The $13.8 million increase in cash used in financing activities between periods was primarily due to an increase in the repurchase of restricted stock for income tax withholding of $13.2 million and an increase in the repayment of finance lease obligations incurred for the acquisition of computers of $0.6 million.

Recent Accounting Pronouncements

For information regarding, "Recent Accounting Pronouncements," please refer to Note 3, "Summary of Significant Accounting Policies," contained within our consolidated financial statements in Part II, Item 8, of this Annual Report.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Inflation Risk

Current inflation has resulted in higher personnel costs, marketing expenses and supply chain expenses. There can be no assurance that future inflation will not have an adverse or material impact on our operating results and financial condition.

Interest Rate Risk

At June 30, 2025 and 2024, we had cash and cash equivalents totaling $782.5 million and $500.6 million, respectively. Our excess cash has been invested in money market funds, government securities, corporate debt securities and similar investments. At June 30, 2025, a 1% gross increase in interest rates for our variable-interest instruments would result in a $7.8 million annualized increase in interest income. Additionally, the fair value of our investment portfolio is subject to changes in market interest rates.

Foreign Currency Exchange Risk

We currently operate in several foreign countries, but we do not transact a material amount of business in a foreign currency. If we enter into any material transactions in a foreign currency or establish or acquire any subsidiaries that measure and record their financial condition and results of operations in a foreign currency, we will be exposed to currency transaction risk and/or currency translation risk. Exchange rates between U.S. dollars and many foreign currencies have fluctuated significantly over the last few years and may continue to do so in the future. Accordingly, we may decide in the future to undertake hedging strategies to minimize the effect of currency fluctuations on our financial condition and results of operations.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Stride, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Stride, Inc. and subsidiaries (the Company) as of June 30, 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year ended June 30, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and the results of its operations and its cash flows for the year ended June 30, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 5, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenues from certain funding-based contracts

As discussed in Note 3 to the consolidated financial statements, the Company's General Education and Middle – High School Career Learning revenues are primarily from funding-based contracts. The Company estimates funding-based contract revenue from state governments or school districts based upon the amount of expected funds each school will receive. Total funds for a school are primarily a function of the number of students enrolled in the school and established per enrollment funding levels, which are generally published on an annual basis by the state or school district.

We identified the evaluation of revenue from certain funding-based contracts as a critical audit matter. Subjective auditor judgment was required to evaluate the nature of audit evidence obtained to evaluate the number of students enrolled in each school and the established per enrollment funding levels.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to estimate funding-based contract revenue, including the determination of number of students enrolled at each school and per enrollment funding levels. For certain funding-based contracts, we 1) obtained admissions records detailing the number of students enrolled, and 2) selected certain students and obtained school records to evaluate the established per enrollment funding levels based on the respective state or school district requirements. We evaluated the revenue from certain funding-based contracts recorded by recalculating funding levels in accordance with the respective state or school district requirements.

/s/ KPMG LLP

We have served as the Company's auditor since 2024.

McLean, Virginia
August 5, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Stride, Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Stride, Inc. and subsidiaries' (the Company) internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of June 30, 2025, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the year ended June 30, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated August 5, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

McLean, Virginia
August 5, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Stride, Inc.
Reston, Virginia

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Stride, Inc. (the "Company") as of June 30, 2024, the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2024, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We served as the Company's auditor from 2005 to 2024.

Potomac, Maryland
August 6, 2024

STRIDE, INC.

CONSOLIDATED BALANCE SHEETS

		June 30,		
		2025		**2024**
		(In thousands except share and per share data)		
ASSETS				
Current assets				
Cash and cash equivalents	$	782,497	$	500,614
Accounts receivable, net of allowance of $31,124 and $31,298		559,646		472,754
Inventories, net		37,570		36,748
Prepaid expenses		35,579		29,164
Marketable securities		202,769		191,672
Other current assets		14,673		14,494
Total current assets		1,632,734		1,245,446
Operating lease right-of-use assets, net		15,960		54,503
Property and equipment, net		78,582		50,856
Capitalized software, net		75,314		81,952
Capitalized curriculum development costs, net		58,584		53,232
Intangible assets, net		18,227		60,282
Goodwill		246,676		246,676
Deferred tax asset		26,377		7,200
Deposits and other assets		141,505		120,318
Total assets	$	2,293,959	$	1,920,465
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	43,962	$	40,970
Accrued liabilities		103,276		60,796
Accrued compensation and benefits		74,939		64,878
Deferred revenue		26,995		35,742
Current portion of finance lease liability		42,316		29,146
Current portion of operating lease liability		11,391		12,748
Total current liabilities		302,879		244,280
Long-term finance lease liability		44,567		26,452
Long-term operating lease liability		35,164		45,192
Long-term debt		416,322		414,675
Other long-term liabilities		15,408		13,841
Total liabilities		814,340		744,440
Commitments and contingencies				
Stockholders' equity				
Preferred stock, par value $0.0001; 10,000,000 shares authorized; zero shares issued or outstanding		—		—
Common stock, par value $0.0001; 100,000,000 shares authorized; 48,852,419 and 48,576,164 shares issued; and 43,517,676 and 43,241,421 shares outstanding, respectively		4		4
Additional paid-in capital		735,711		720,033
Accumulated other comprehensive loss		(67)		(42)
Retained earnings		846,453		558,512
Treasury stock of 5,334,743 shares at cost		(102,482)		(102,482)
Total stockholders' equity		1,479,619		1,176,025
Total liabilities and stockholders' equity	$	2,293,959	$	1,920,465

See accompanying notes to consolidated financial statements.

STRIDE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended June 30,		
	2025	**2024**	**2023**
	(In thousands except share and per share data)		
Revenues	$ 2,405,317	$ 2,040,069	$ 1,837,358
Instructional costs and services	1,461,398	1,276,466	1,190,288
Gross margin	943,919	763,603	647,070
Selling, general, and administrative expenses	524,347	514,003	481,571
Impairment of long-lived assets	59,478	—	—
Income from operations	360,094	249,600	165,499
Interest expense, net	(10,504)	(8,812)	(8,404)
Other income, net	33,629	26,900	15,452
Income before income taxes and income (loss) from equity method investments	383,219	267,688	172,547
Income tax expense	(93,007)	(64,482)	(45,346)
Income (loss) from equity method investments	(2,271)	977	(334)
Net income attributable to common stockholders	$ 287,941	$ 204,183	$ 126,867
Net income attributable to common stockholders per share:			
Basic	$ 6.69	$ 4.79	$ 3.00
Diluted	$ 5.95	$ 4.69	$ 2.97
Weighted average shares used in computing per share amounts:			
Basic	43,041,274	42,626,588	42,286,392
Diluted	48,413,717	43,535,441	42,728,108

See accompanying notes to consolidated financial statements.

STRIDE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended June 30,		
	2025	**2024**	**2023**
	(In thousands)		
Net income	$ 287,941	$ 204,183	$ 126,867
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	(25)	(7)	(178)
Comprehensive income attributable to common stockholders	$ 287,916	$ 204,176	$ 126,689

See accompanying notes to consolidated financial statements.

STRIDE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Stride, Inc. Stockholders' Equity							
	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	Treasury Stock		
(In thousands except share data)	Shares	Amount	Capital	Income (Loss)	Earnings	Shares	Amount	Total
Balance, June 30, 2022	48,112,664	$ 4	$ 687,454	$ 143	$ 227,462	(5,334,743)	$ (102,482)	$ 812,581
Net income	—	—	—	—	126,867	—	—	126,867
Foreign currency translation adjustment	—	—	—	(178)	—	—	—	(178)
Stock-based compensation expense	—	—	21,419	—	—	—	—	21,419
Exercise of stock options	1,350	—	20	—	—	—	—	20
Vesting of performance share units, net of tax withholding	80,004	—	—	—	—	—	—	—
Issuance of restricted stock awards	595,818	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(137,134)	—	—	—	—	—	—	—
Repurchase of restricted stock for tax withholding	(313,654)	—	(13,413)	—	—	—	—	(13,413)
Balance, June 30, 2023	48,339,048	$ 4	$ 695,480	$ (35)	$ 354,329	(5,334,743)	$ (102,482)	$ 947,296
Net income	—	—	—	—	204,183	—	—	204,183
Foreign currency translation adjustment	—	—	—	(7)	—	—	—	(7)
Stock-based compensation expense	—	—	32,810	—	—	—	—	32,810
Vesting of performance share units, net of tax withholding	31,426	—	—	—	—	—	—	—
Issuance of restricted stock awards	507,443	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(153,728)	—	—	—	—	—	—	—
Repurchase of restricted stock for tax withholding	(148,025)	—	(8,257)	—	—	—	—	(8,257)
Balance, June 30, 2024	48,576,164	$ 4	$ 720,033	$ (42)	$ 558,512	(5,334,743)	$ (102,482)	$ 1,176,025
Net income	—	—	—	—	287,941	—	—	287,941
Foreign currency translation adjustment	—	—	—	(25)	—	—	—	(25)
Stock-based compensation expense	—	—	37,295	—	—	—	—	37,295
Vesting of performance share units, net of tax withholding	173,804	—	—	—	—	—	—	—
Issuance of restricted stock awards	317,490	—	—	—	—	—	—	—
Forfeiture of restricted stock awards	(84,389)	—	—	—	—	—	—	—
Repurchase of restricted stock for tax withholding	(130,650)	—	(21,617)	—	—	—	—	(21,617)
Balance, June 30, 2025	48,852,419	$ 4	$ 735,711	$ (67)	$ 846,453	(5,334,743)	$ (102,482)	$ 1,479,619

See accompanying notes to consolidated financial statements.

STRIDE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended June 30,		
	2025	**2024**	**2023**
	(In thousands)		
Cash flows from operating activities			
Net income	$ 287,941	$ 204,183	$ 126,867
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	114,669	109,683	110,358
Stock-based compensation expense	36,794	31,462	20,320
Deferred income taxes	(17,783)	2,890	(10,373)
Provision for credit losses	15,267	22,844	9,158
Amortization of fees on debt	1,647	1,640	1,597
Noncash operating lease expense	12,265	14,246	14,728
Impairment of long-lived assets	59,478	—	—
Other	(596)	849	(1,966)
Changes in assets and liabilities:			
Accounts receivable	(102,188)	(32,056)	(54,908)
Inventories, prepaid expenses, deposits and other current and long-term assets	(6,239)	(8,877)	(19,389)
Accounts payable	310	(6,844)	(11,999)
Accrued liabilities	40,915	(16,556)	24,132
Accrued compensation and benefits	9,913	7,394	(15,473)
Operating lease liability	(12,396)	(14,990)	(12,243)
Deferred revenue and other liabilities	(7,181)	(37,071)	22,341
Net cash provided by operating activities	432,816	278,797	203,150
Cash flows from investing activities			
Purchase of property and equipment	(1,781)	(2,270)	(4,336)
Capitalized software development costs	(36,428)	(40,653)	(44,973)
Capitalized curriculum development costs	(21,801)	(18,666)	(17,239)
Sale of other investments	—	—	60
Acquisition of assets	—	—	(1,409)
Other acquisitions, loans and investments, net of distributions	(20,682)	(5,196)	(1,652)
Proceeds from the maturity of marketable securities	252,930	204,487	91,879
Purchases of marketable securities	(260,233)	(277,573)	(140,570)
Net cash used in investing activities	(87,995)	(139,871)	(118,240)
Cash flows from financing activities			
Repayments on finance lease obligations	(41,469)	(40,919)	(42,956)
Payments of contingent consideration	—	—	(7,024)
Proceeds from exercise of stock options	—	—	20
Repurchase of restricted stock for income tax withholding	(21,469)	(8,200)	(13,541)
Net cash used in financing activities	(62,938)	(49,119)	(63,501)
Net change in cash, cash equivalents and restricted cash	281,883	89,807	21,409
Cash, cash equivalents and restricted cash, beginning of period	500,614	410,807	389,398
Cash, cash equivalents and restricted cash, end of period	$ 782,497	$ 500,614	$ 410,807

See accompanying notes to consolidated financial statements.

STRIDE, INC.

Notes to Consolidated Financial Statements

1. Description of the Business

Stride, Inc., together with its subsidiaries (“Stride” or the “Company”) is a technology company providing an educational platform to deliver online learning to students throughout the U.S. The brand reflects the Company’s continued growth into lifelong learning, regardless of a student’s age or location. The Company’s platform hosts products and services to attract, enroll, educate, track progress, and support students. These products and services, spanning curriculum, systems, instruction, and support services, are designed to help learners of all ages reach their full potential through inspired teaching and personalized learning. The Company’s clients are primarily public and private schools, school districts, and charter boards. Additionally, it provides solutions to employers, government agencies and consumers. These products and services are provided through two lines of revenue:

- General Education products and services are predominantly focused on core subjects, including math, English, science and history, for kindergarten through twelfth grade students to help build a common foundation of knowledge. These programs provide an alternative to traditional school options and address a range of student needs. Products and services are delivered as a comprehensive school-as-a-service offering for schools or as stand-alone products and services. A student enrolled in a school that offers Stride’s General Education program may elect to take career courses, but that student and the associated revenue is reported as a General Education enrollment and General Education revenue.

- Career Learning products and services are focused on developing skills to enter and succeed in careers in high-growth, in-demand industries—including information technology, healthcare and general business. The Company provides middle and high school students with Career Learning programs that complement their core general education coursework. Stride offers multiple career pathways through a broad catalog of courses. The middle school program exposes students to a variety of career options and introduces career skill development. In high school, students may engage in industry content pathway courses, project-based learning in virtual teams, and career development services. High school students have the opportunity to progress toward certifications, connect with industry professionals, earn college credits while in high school, and participate in job shadowing and/or work-based learning experiences that facilitate success in today’s digital, tech-enabled economy. A student is reported as a Career Learning enrollment and associated Career Learning revenue only if the student is enrolled in a Career Learning program. Like General Education products and services, the products and services for Career Learning are sold as a comprehensive school-as-a-service offering or as stand-alone products and services. The Company also provides focused post-secondary career learning programs to adult learners, for the software engineering, healthcare, and medical fields. These programs are sold directly to consumers, employers and government agencies.

2. Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

3. Summary of Significant Accounting Policies

Recent Accounting Pronouncements

Accounting Standards Adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280) ("ASU 2023-07"). This update provides, among other things, enhanced segment disclosure requirements including disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. There are aspects of ASU 2023-07 that apply to entities with one reportable segment. The Company adopted this guidance in the

fourth quarter of 2025. The adoption of ASU 2023-07 is reflected in Note 3, "Summary of Significant Accounting Policies - Segment Reporting.".

Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) ("ASU 2020-04") which provided relief to companies that would have been impacted by the cessation of reference rate reform, e.g. LIBOR, that was tentatively planned for the end of fiscal year 2023. The ASU permitted an entity to consider contract modifications due to reference rate reform to be an event that did not require contract remeasurement. This ASU was applicable from March 12, 2020 through December 31, 2022 and adoption was permitted at any time during the period on a prospective basis. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extended the provisions of Topic 848 to December 31, 2024. The Company's senior secured revolving credit facility included the use of alternate rates when LIBOR was not available. The Company's senior secured revolving credit facility expired on January 27, 2025 and the Company did not have any contract modifications which required the application of this guidance prior to its expiration.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes* (Topic 740): *Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and for interim periods for fiscal years beginning after December 15, 2025. The Company will review the extent of new disclosures necessary in the coming quarters, prior to implementation during fiscal year 2026. Other than additional disclosure, we do not expect a change to our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) ("ASU 2024-03"). This update provides investors with enhanced detail regarding components of expenses presented in the income statement, aiming to improve transparency and enable precise understanding of a company's cost structure. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company will review the extent of new disclosures necessary in the coming quarters, prior to implementation during fiscal year 2028.

Segment Reporting

Stride, Inc. operates in one operating and reportable business segment as a technology company providing an educational platform to deliver proprietary and third-party curriculum, software systems and educational services designed to facilitate individualized learning for students and adults. The Company's primary revenue source is derived from educational products and services provided through its General Education and Career Learning lines of revenue.

Operating as a cohesive technology company, the Company offers its products and services across the United States via an integrated online platform, using a centralized management approach for all educational and support functions.

The Chief Executive Officer ("CEO") serves as the Chief Operating Decision Maker ("CODM"). The CODM evaluates the Company's performance based on consolidated net income. This measure aligns with Stride's consolidated financial statements and serves as the basis for resource allocation and performance assessment. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM monitors profitability and strategic growth initiatives on a consolidated basis without disaggregating profit or loss into separate operating segments. The Company determined there are no significant segment expenses that require a separate disclosure. The consolidated net income is used to assess overall company performance, benchmark against industry standards, and identify profitability trends, which guides resource allocation and investment in expansion and technology upgrades. The CODM also evaluates company performance using operating income. Operating income provides the CODM with a focused view of the company's profitability excluding the effects of financing activities, tax strategies, and other non-operating items. This measure enables the CODM to assess operational efficiency, monitor performance trends, and evaluate the effectiveness of strategies aimed at revenue generation and cost management.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to the allowance for credit losses, inventory reserves, amortization periods, the allocation of purchase price to the fair value of net assets and liabilities acquired in business combinations, fair values used in asset impairment evaluations, valuation of long-lived assets, accrual for incurred but not reported ("IBNR") claims, contingencies, income taxes, fair value of contingent consideration, and stock-based compensation expense. The Company bases its estimates on historical experience and various assumptions that it believes are reasonable under the circumstances. The results of the analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services using the following steps:

- identify the contract, or contracts, with a customer;
- identify the performance obligations in the contract;
- determine the transaction price;
- allocate the transaction price to the performance obligations in the contract; and
- recognize revenue when, or as, the Company satisfies a performance obligation.

Revenues related to the products and services that the Company provides to students in kindergarten through twelfth grade or adult learners are considered to be General Education or Career Learning based on the school or adult program in which the student is enrolled. General Education products and services are focused on core subjects, including math, English, science and history, for kindergarten through twelfth grade students to help build a common foundation of knowledge. Career Learning products and services are focused on developing skills to enter and succeed in careers in high-growth, in-demand industries—including information technology, healthcare and general business, for students in middle school through high school and adult learners.

The majority of the Company's contracts are with the following types of customers:

- a virtual or blended school whereby the amount of revenue is primarily determined by funding the school receives;
- a school or individual who licenses certain curriculum on a subscription or course-by-course basis; or
- an enterprise who contracts with the Company to provide job training.

Funding-based Contracts

The Company provides an integrated package of systems, services, products, and professional expertise that is administered together to support a virtual or blended public school. Contractual agreements generally span multiple years with performance obligations being isolated to annual periods which generally coincide with the Company's fiscal year. Customers of these programs can obtain administrative support, information technology, academic support services, online curriculum, learning systems platforms and instructional services under the terms of a negotiated service agreement. The schools receive funding on a per student basis from the state in which the public school or school district is located.

Shipments of materials for schools that occur in the fourth fiscal quarter and the upcoming school year are recorded in deferred revenue.

The Company generates revenues under contracts with virtual and blended public schools and includes the following components, where required:

- providing each of a school's students with access to the Company's online school and lessons;
- offline learning kits, which include books and materials to supplement the online lessons;
- the use of a personal computer and associated reclamation services;
- internet access and technology support services;
- instruction by a state-certified teacher; and
- management and technology services necessary to support a virtual or blended school. In certain contracts, revenues are determined directly by per enrollment funding.

To determine the pro rata amount of revenue to recognize in a fiscal quarter, the Company estimates the total expected funds each school will receive in a particular school year. Total funds for a school are primarily a function of the number of students enrolled in the school and established per enrollment funding levels, which are generally published on an annual basis by the state or school district. The Company reviews its estimates of funding periodically, and updates as necessary, by adjusting its year-to-date earned revenues to be proportional to the total expected revenues to be earned during the fiscal year. Actual school funding may vary from these estimates and the impact of these differences could impact the Company's results of operations. Since the end of the school year coincides with the end of the Company's fiscal year, annual revenues are generally based on actual school funding and actual costs incurred (including costs for the Company's services to the schools plus other costs the schools may incur). The Company's reported results are subject to annual school district financial audits, which incorporate enrollment counts, funding and other routine financial audit considerations. The results of these audits are incorporated into the Company's monthly funding estimates for the current and prior periods. Historically, aggregate funding estimates have differed from actual reimbursements, generally in the range of 2% of annual revenue or less, which may vary from year to year. For the years ended June 30, 2024, 2023 and 2022, the Company's aggregate funding estimates differed from actual reimbursements impacting total reported revenue by approximately 1.8%, 2.8%, and 1.6%, respectively.

Each state and/or school district has variations in the school funding formulas and methodologies that it uses to estimate funding for revenue recognition at its respective schools. As the Company estimates funding for each school, it takes into account the state definition for count dates on which reported enrollment numbers will be used for per pupil funding. The parameters the Company considers in estimating funding for revenue recognition purposes include school district count definitions, withdrawal rates, new registrations, average daily attendance, special needs enrollment, academic progress, historical completion, student location, funding caps and other state specified categorical program funding.

Under the contracts where the Company provides products and services to schools, the Company is responsible for substantially all of the expenses incurred by the school and has generally agreed to absorb any operating losses of the schools in a given school year. These school operating losses represent the excess of costs incurred over revenues earned by the virtual or blended public school (the school's expected funding), as reflected in its respective financial statements, including Company charges to the schools. To the extent a school does not receive sufficient funding for each student enrolled in the school, the school would still incur costs associated with serving the unfunded enrollment. If losses due to unfunded enrollments result in a net operating loss for the year that loss is reflected as a reduction in the revenues and net receivables that the Company collects from the school. A school net operating loss in one year does not necessarily mean the Company anticipates losing money on the entire contract with the school. However, a school's net operating loss may reduce the Company's ability to collect its management fees in full and recognized revenues are constrained to reflect the expected cash collections from such schools. The Company records the school's estimated net operating loss against revenues based upon the percentage of actual revenues in the period to total estimated revenues for the fiscal year. Actual school net operating losses may vary from these estimates or revisions, and the impact of these differences could have a material impact on results of operations. For the years ended June 30, 2025, 2024 and 2023, the Company's revenues included a reduction for net school operating losses at the schools of $14.5 million, $17.0 million, and $23.8 million, respectively. Because the Company has agreed to absorb any operating losses of the schools, the Company records the expenses incurred by the school as both revenue and expenses in the consolidated statements of operations. Amounts recorded as revenues and expenses for the years ended June 30, 2025, 2024 and 2023, were $662.6 million, $576.4 million and $503.2 million, respectively.

Subscription-based Contracts

The Company provides certain online curriculum and services to schools and school districts under subscription agreements. Revenues from the licensing of curriculum under subscription arrangements are recognized on a ratable basis over the subscription period. Revenues from professional consulting, training and support services are deferred and recognized ratably over the service period.

In addition, the Company contracts with individual customers who have access for one to two years to company-provided online curriculum and generally prepay for services to be received. Adult learners enroll in courses that provide specialized training in a specific industry. Each of these contracts is considered to be one performance obligation. The Company recognizes these revenues pro rata over the maximum term of the customer contract based on the defined contract price.

Enterprise Contracts

The Company provides job training over a specified contract period to enterprises. Each of these contracts is considered to be one performance obligation. The Company recognizes these revenues based on the number of students trained during the term of the contract based on the defined contract price.

Disaggregated Revenues

The revenue recognition related to the types of contracts discussed above can span both of the Company's lines of revenue as shown below. For example, a funding-based contract may include both General Education and Career Learning students. In total, there is one performance obligation and revenue is recognized over the Company's fiscal year. The revenue is then disaggregated between General Education and Career Learning based on the Company's estimated full-year enrollment totals of each category. During the years ended June 30, 2025, 2024 and 2023, approximately 95%, 93%, and 90%, respectively, of the Company's General Education revenues, and 100%, 100% and 99%, respectively, of the Company's Middle – High School Career Learning revenues, were from funding-based contracts.

The following table presents the Company's revenues disaggregated based on its two lines of revenue for the years ended June 30, 2025, 2024 and 2023:

	Years Ended June 30,		
	2025	2024	2023
	(In thousands)		
General Education	$ 1,448,676	$ 1,289,193	$ 1,131,391
Career Learning			
Middle - High School	876,287	651,191	586,770
Adult	80,354	99,685	119,197
Total Career Learning	956,641	750,876	705,967
Total Revenues	$ 2,405,317	$ 2,040,069	$ 1,837,358

Concentration of Customers

During each of the years ended June 30, 2025, 2024 and 2023, the Company had no contracts that represented greater than 10% of total revenues.

Contract Balances

The timing of revenue recognition, invoicing, and cash collection results in accounts receivable, unbilled receivables (a contract asset) and deferred revenue (a contract liability) in the consolidated balance sheets. Accounts receivable are recorded when there is an executed customer contract and the customer is billed. An allowance is recorded to reflect expected losses at the time the receivable is recorded. The collectability of outstanding receivables is evaluated regularly by the Company to determine if additional allowances are needed. Unbilled receivables are created when revenue is earned prior to the customer being billed. Deferred revenue is recorded when customers are billed or cash is collected in advance of services being provided.

The opening and closing balance of the Company's accounts receivable, unbilled receivables and deferred revenue are as follows:

	June 30,		
	2025	**2024**	**2023**
	(In thousands)		
Accounts receivable	$ 559,646	$ 472,754	$ 463,722
Unbilled receivables (included in accounts receivable)	19,902	19,499	20,647
Deferred revenue	26,995	35,742	76,159
Deferred revenue, long-term (included in other long-term liabilities)	327	1,097	2,061

The difference between the opening and closing balance of the accounts receivable and unbilled receivables relates to the timing of the Company's billing in relation to month end and contractual agreements. The difference between the opening and closing balance of the deferred revenue relates to the timing difference between billings to customers and the service periods under the contract, as well as changes in the estimates of variable consideration. Typically, each of these balances are at their highest during the first quarter of the fiscal year and lowest at the end of the fiscal year. The amount of revenue recognized during the years ended June 30, 2025, 2024 and 2023, that was included in the previous July 1st deferred revenue balance was $32.0 million, $74.4 million, and $53.1 million, respectively. During the years ended June 30, 2025, 2024 and 2023, the Company recorded revenues of $35.9 million, $51.0 million and $26.8 million, respectively, related to performance obligations satisfied in prior periods.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. For the majority of its contracts, the Company's performance obligations are satisfied over time, as the Company delivers, and the customer receives the services, over the service period of the contract. The Company's payment terms are generally net 30 or net 45, but can vary depending on the customer or when the school receives its funding from the state.

The Company has elected, as a practical expedient, not to report the value of unsatisfied performance obligations for contracts with customers that have an expected duration of one year or less. The amount of unsatisfied performance obligations for contracts with customers which extend beyond one year as of June 30, 2025 was $0.3 million.

Significant Judgments

The Company determined that the majority of its contracts with customers contain one performance obligation. The Company markets the products and services as an integrated package building off its curriculum offerings. It does not market distinct products or services to be sold independently from the curriculum offering. The Company provides the significant service of integrating the goods and services into the operation of the school and education of its students, for which the customer has contracted.

The Company has determined that the time elapsed method is the most appropriate measure of progress towards the satisfaction of the performance obligation. Generally, the Company delivers the integrated products and services package over the course of the Company's fiscal year. This package includes enrollment, marketing, teacher training, etc. in addition to the core curriculum and instruction. All of these activities are necessary and contribute to the overall education of its students, which occurs evenly throughout the year. Accordingly, the Company recognizes revenue on a straight-line basis.

The Company determined that the expected value method is the most appropriate method to account for variable consideration and the Company's forecasting method is an estimation process that uses probability to determine expected funding. On a monthly basis, the Company estimates the total funds each school will receive in a particular school year and the amount of full-year school revenues and operating expenses to determine the amount of revenue the Company will recognize. Enrollment and state funding rates are key inputs to this estimate. The estimates are adjusted monthly, and a cumulative catch-up adjustment is recorded to revenue as necessary to reflect the total revenues earned to date to be proportional to the total revenues to be earned in the fiscal year. The Company builds in known constraints (i.e., enrollment, funding, net operating losses, etc.) into the estimate of the variable consideration to record the most probable amount.

Sales Taxes

Sales tax collected from customers is excluded from revenues. Collected but unremitted sales tax is included as part of accrued liabilities in the consolidated balance sheets. Revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting sales tax.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are classified as instructional costs and services in the consolidated statements of operations. Shipping and handling charges invoiced to a customer are included in revenues.

Research and Development Costs

All research and development costs, including patent application costs, are expensed as incurred. Research and development costs totaled $16.6 million, $16.7 million and $15.5 million for the years ended June 30, 2025, 2024 and 2023, respectively, and are included within selling, general and administrative expenses in the consolidated statements of operations.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents generally consist of cash on hand and cash held in money market and demand deposit accounts. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company periodically has cash balances which exceed federally insured limits.

Investments in Marketable Securities

The Company's marketable securities generally consist of bonds and other securities which are classified as held-to-maturity. The securities with maturities between three months and one year are classified as short-term and are included in marketable securities on the consolidated balance sheets. The securities with maturities greater than one year are classified as long-term and are included in deposits and other assets on the consolidated balance sheets. Held-to-maturity securities are recorded at their amortized cost. The Company recorded interest income of $31.6 million, $25.6 million and $13.6 million for the years ended June 30, 2025, 2024 and 2023, respectively. This activity is recorded within other income (expense) within the consolidated statements of operations.

The Company reviews the held-to-maturity debt securities for declines in fair value below the amortized cost basis under the credit loss model of Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). Any decline in fair value related to a credit loss is recognized in the consolidated statements of operations, with the amount of the loss limited to the difference between fair value and amortized cost. As of June 30, 2025 and 2024, the allowance for credit losses recognized related to held-to-maturity debt securities was zero.

As of June 30, 2025, the Company's marketable securities consisted of investments in corporate bonds, U.S. treasury notes and commercial paper. The short-term and long-term portions were $202.8 million and $26.1 million, respectively. The maturities of the Company's long-term marketable debt securities range from one to two years.

The following table summarizes the amortized cost, net carrying amount, and fair value disaggregated by class of instrument (in thousands).

	Amortized Cost		Allowance for Credit Losses		Net Carrying Amount		Gross Unrealized Gains (Losses)		Fair Value
Corporate Bonds	$	48,837	$	-	$	48,837	$	97	$ 48,934
U.S. Treasury Notes		35,816		-		35,816		27	35,843
Commercial Paper		144,257		-		144,257		(6)	144,251
Total	$	228,910	$	-	$	228,910	$	118	$ 229,028

As of June 30, 2024, the Company's marketable securities consisted of investments in corporate bonds, U.S. treasury notes, and commercial paper. The short-term and long-term portions were $191.7 million and $21.9 million, respectively. The maturities of the Company's long-term marketable debt securities range from one to two years. The following table summarizes the amortized cost, net carrying amount, and fair value disaggregated by class of instrument (in thousands).

	Amortized Cost		Allowance for Credit Losses		Net Carrying Amount		Gross Unrealized Gains (Losses)		Fair Value
Corporate Bonds	$	45,752	$	-	$	45,752	$	(95)	$ 45,657
U.S. Treasury Notes		46,760		-		46,760		(71)	46,689
Commercial Paper		121,077		-		121,077		2	121,079
Total	$	213,589	$	-	$	213,589	$	(164)	$ 213,425

Allowance for Credit Losses

The Company maintains an allowance for credit losses primarily for estimated losses resulting from the inability or failure of individual customers to make required payments. The Company maintains an allowance under ASC 326 based on historical losses, changes in payment history, customer-specific information, current economic conditions, and reasonable and supportable forecasts of future economic conditions. The allowance under ASC 326 is updated as additional losses are incurred or information becomes available related to the customer or economic conditions.

The Company's allowance for credit losses decreased from $31.3 million as of June 30, 2024 to $31.1 million as of June 30, 2025. The decrease of $0.2 million is due primarily to a $15.3 million current year provision, less $15.5 million in amounts written off. The Company's allowance for credit losses increased from $30.0 million as of June 30, 2023 to $31.3 million as of June 30, 2024. The increase of $1.3 million is due primarily to a $22.8 million current year provision, less $21.6 million in amounts written off.

The Company writes-off accounts receivable based on the age of the receivable and the facts and circumstances surrounding the customer and reasons for non-payment. Actual write-offs might differ from the recorded allowance.

Inventories

Inventories consist primarily of textbooks and curriculum materials, a majority of which are supplied to virtual and blended public schools, and utilized directly by students. Inventories represent items that are purchased and held for sale and are recorded at the lower of cost (first-in, first-out method) or net realizable value. The Company classifies its inventory as current or long-term based on the holding period. As of June 30, 2025 and 2024, $13.6 million and $12.5

million, respectively, of inventory, net of reserves, was deemed long-term and included in deposits and other assets on the consolidated balance sheets. The provision for excess and obsolete inventory is established based upon the evaluation of the quantity on hand relative to demand. The excess and obsolete inventory reserve was $6.8 million and $5.9 million at June 30, 2025 and 2024, respectively.

Other Current Assets

Other current assets primarily include textbooks, curriculum materials and other supplies which are expected to be returned upon the completion of the school year. Materials not returned are expensed as part of instructional costs and services.

Capitalized Software-as-a-Service Costs

The Company capitalizes Software-as-a-Service ("SaaS") license and implementation costs incurred in cloud computing contracts that are service contracts if they meet certain requirements. Those requirements are similar to the requirements for capitalizing costs incurred to develop internal-use software. Capitalization of SaaS costs ceases once the project is substantially complete and the software is ready for its intended purpose. Amortization is computed using the straight-line method over the term of the associated hosting contract, usually between three and five years. The Company classifies its SaaS implementation costs as current or long-term based on the terms of the associated hosting contract. SaaS implementation costs deemed short-term are included in prepaid expenses, and those deemed long-term are included in deposits and other assets, on the consolidated balance sheets. Impairment is recognized when it is no longer probable that the SaaS project will be completed and placed in service.

As of June 30, 2025 and 2024, the Company recorded $17.5 million and $13.3 million, respectively, of costs related to SaaS implementation within prepaid expenses in the consolidated balance sheets. As of June 30, 2025 and 2024, the Company recorded $43.3 million and $44.1 million, respectively, of costs related to SaaS implementation within deposits and other assets in the consolidated balance sheets.

During the years ended June 30, 2025, 2024 and 2023, the Company amortized $3.4 million, zero, and zero, respectively of SaaS implementation costs to instructional costs and services. SaaS implementation costs amortized to selling, general and administrative expenses were $16.0 million, $15.8 million, and $9.2 million, during the years ended June 30, 2025, 2024 and 2023, respectively. There were no material impairments of SaaS implementation costs for the years ended June 30, 2025, 2024 and 2023.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is calculated using the straight-line method over the estimated useful life of the asset (or the lesser of the term of the lease and the estimated useful life of the asset under the finance lease). Amortization of assets capitalized under finance lease arrangements is included in depreciation expense. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the asset. The determination of the lease term is discussed below under "Leases."

Property and equipment are depreciated over the following useful lives:

	Useful Life
Computer hardware	3 - 7 years
Computer software	3 - 5 years
Computers and printers	3 years
Web site development	3 years
Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of useful life or term of the lease

The Company makes an estimate of unreturned student computers and printers based on an analysis of recent trends of returns. The Company recorded accelerated depreciation of $4.3 million, $4.0 million and $5.6 million for the years ended June 30, 2025, 2024 and 2023, respectively, related to unreturned student computers and printers.

The Company fully expenses computer peripheral equipment (e.g., keyboards, mouses) upon purchase as recovery has been determined to be uneconomical. These expenses totaled $3.8 million, $4.0 million and $3.1 million for the years ended June 30, 2025, 2024 and 2023, respectively, and are recorded as instructional costs and services.

Capitalized Software Costs

The Company develops software for internal use. Software development costs incurred during the application development stage are capitalized. The Company amortizes these costs over the estimated useful life of the software, which is generally three years. Capitalized software development costs are stated at cost less accumulated amortization.

Capitalized software additions totaled $36.4 million, $40.7 million and $45.0 million for the years ended June 30, 2025, 2024 and 2023, respectively. There were no material write-downs of capitalized software projects for the years ended June 30, 2025, 2024 and 2023.

Capitalized Curriculum Development Costs

The Company internally develops curriculum, which is primarily provided as online content and accessed via the Internet. The Company also creates textbooks and other materials that are complementary to online content.

The Company capitalizes curriculum development costs incurred during the application development stage, as well as the design and deployment phases of the project. As a result, a significant portion of the Company's courseware development costs qualify for capitalization due to the concentration of its development efforts on the content of the courseware. Capitalization ends when a course is available for general release to its customers, at which time amortization of the capitalized costs begins. The period of time over which these development costs are amortized is generally five years.

Total capitalized curriculum development additions were $21.8 million, $18.7 million and $17.2 million for the years ended June 30, 2025, 2024 and 2023, respectively. These amounts are recorded on the consolidated balance sheets, net of amortization charges. There were no material write-downs of capitalized curriculum development costs for the years ended June 30, 2025, 2024 and 2023.

Leases

The Company's principal leasing activities include computers and peripherals, classified as finance leases, and facilities, classified as operating leases.

Leases are classified as operating leases unless they meet any of the criteria below to be classified as a finance lease:

- the lease transfers ownership of the asset at the end of the lease;
- the lease grants an option to purchase the asset which the lessee is expected to exercise;
- the lease term reflects a major part of the asset's economic life;
- the present value of the lease payments equals or exceeds the fair value of the asset; or
- the asset is specialized with no alternative use to the lessor at the end of the term.

Finance Leases

The Company enters into agreements to finance the purchase of computers and peripherals. Individual leases typically include 3-year payment terms. The Company pledges the assets financed to secure the outstanding leases.

Operating Leases

The Company enters into agreements for facilities that serve as offices for its headquarters and school operations. Lease terms vary between 1 and 8 years. Certain leases include renewal options, usually based upon current market rates, as well as termination rights. The Company performs an evaluation of each lease to determine if the lease payments included in the renewal option should be included in the initial measurement of the lease liability.

Discount Rate

The present value of the lease payments is calculated using either the rate implicit in the lease, or the lessee's incremental borrowing rate, over the lease term. For the majority of the Company's finance and operating leases, the stated rate is not defined within the lease terms. Therefore, the Company uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment and is calculated using comparative credit ratings.

Policy Elections

Short-term Leases

The Company has elected as an on-going accounting policy election not to record a right-of-use asset or lease liability on its short-term facility leases of 12 months or less, and will expense its lease payments on a straight-line basis over the lease term. The accounting policy election is made by class of underlying asset to which the right of use relates. The Company has elected to apply the accounting policy election only to operating leases.

Goodwill and Intangible Assets

The Company records as goodwill the excess of the purchase price over the fair value of the identifiable net assets acquired. Finite-lived intangible assets acquired in business combinations subject to amortization are recorded at their fair value. Finite-lived intangible assets include trade names, acquired customers and distributors, developed technology and non-compete agreements. Such intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense for the years ended June 30, 2025, 2024 and 2023 was $9.9 million, $12.9 million and $15.2 million, respectively, and is included within selling, general, and administrative expenses in the consolidated statements of operations. Future amortization of intangible assets is expected to be $7.4 million, $5.9 million, $4.1 million, $0.3 million and $0.2 million in the fiscal years ending June 30, 2026 through June 30, 2030, respectively and $0.2 million thereafter.

The Company reviews its finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset. As part of the Company's review of its long-lived assets for impairment (discussed in more detail in Note 3, "Summary of Significant Accounting Policies – Impairment of Long-Lived Assets") during the year ended June 30, 2025, the Company recorded an aggregate impairment loss of $32.2 million, of which $32.0 million related to trade names and $0.2 million related to developed technology. The $32.2 million is recorded under impairment of long-lived assets within the consolidated statements of operations.

The Company has one reporting unit. The process for testing goodwill and intangible assets with indefinite lives for impairment is performed annually, as well as when an event triggering impairment may have occurred. Companies are also allowed to qualitatively assess goodwill impairment through a screening process which would permit companies to forgo the quantitative impairment test as part of their annual goodwill impairment process. The Company performs its annual assessment on May 31st, which is then updated for any changes in condition as of June 30th.

During the years ended June 30, 2025, 2024 and 2023, there were no events or changes in circumstances that would indicate that the carrying amount of the goodwill was impaired.

The following table represents the balance of the Company's goodwill for the years ended June 30, 2025, 2024 and 2023:

($ in millions)	Amount
Goodwill	
Balance as of June 30, 2023	$ 246.7
Balance as of June 30, 2024	$ 246.7
	—
Balance as of June 30, 2025	$ 246.7

The following table represents the balance of the Company's intangible assets as of June 30, 2025 and 2024:

	June 30, 2025			June 30, 2024		
($ in millions)	Gross Carrying Amount	Accumulated Amortization and Impairment	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Trade names	$ 70.6	$ (60.4)	$ 10.2	$ 70.6	$ (23.5)	$ 47.1
Customer and distributor relationships	37.1	(33.7)	3.4	37.1	(31.1)	6.0
Developed technology	21.7	(17.3)	4.4	21.7	(14.8)	6.9
Other	1.4	(1.2)	0.2	1.4	(1.1)	0.3
Total	$ 130.8	$ (112.6)	$ 18.2	$ 130.8	$ (70.5)	$ 60.3

Impairment of Long-Lived Assets

Long-lived assets include property, equipment, right-of-use assets, capitalized curriculum and software developed or obtained for internal use. Management reviews the Company's recorded long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company determines the extent to which an asset may be impaired based upon its expectation of the asset's future usability as well as on a reasonable assurance that the future cash flows associated with the asset will be in excess of its carrying amount. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between fair value and the carrying value of the asset.

During the year ended June 30, 2025, the Company reviewed an asset group unrelated to its core operations, comprised entirely of Galvanize, a wholly-owned subsidiary, for impairment and determined that the carrying value exceeded its fair value. This review was prompted by changes in the expected use of certain long-lived assets as the Company decided to exit specific leased facilities. The fair value of the asset group was determined using a discounted cash flow methodology based on expected future cash flows. The Company recorded an impairment loss of $59.5 million, which is separately disclosed in the consolidated statements of operations under impairment of long-lived assets and included in income from operations. This loss comprises $32.2 million associated with intangible assets and $27.3 million related to operating lease right-of-use assets.

During the years ended June 30, 2024 and 2023, there were no events or changes in circumstances that may indicate that the carrying amount of the long-lived assets may not be recoverable.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial reporting and income tax bases of assets and liabilities using the enacted marginal tax rate. The net deferred tax asset is reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

Stock-Based Compensation

The Company estimates the fair value of share-based awards on the date of grant. The fair value of restricted stock awards is based on the closing price of the Company's common stock on the date of grant. Certain restricted stock awards with a market-based performance component are valued using a Monte Carlo simulation model that considers a variety of factors including, but not limited to, the Company's common stock price, risk-free rate, and expected stock price volatility over the expected life of awards. The Company recognizes forfeitures of share-based awards as they occur in the period of forfeiture.

Advertising and Marketing Costs

Advertising and marketing costs consist primarily of internet advertising and online marketing, and are expensed when incurred. Advertising costs totaled $103.6 million, $96.5 million and $96.8 million for the years ended June 30, 2025, 2024 and 2023, respectively, and are included within selling, general, and administrative expenses in the consolidated statements of operations.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability, in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. Measurements are described in a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs used to measure fair value are:

Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

The carrying values reflected in the consolidated balance sheets for cash and cash equivalents, receivables, and short-term obligations approximate their fair values, as they are largely short-term in nature. The Tallo, Inc. ("Tallo") convertible note is discussed in more detail in Note 12, "Acquisitions and Investments." As of June 30, 2025, the estimated fair value of the long-term debt was $1,146.2 million. The Company estimated the fair value based on the quoted market prices in an inactive market (Level 2). The long-term debt, comprised of the Company's convertible senior notes due 2027, is recorded at face value less the unamortized debt issuance costs on its consolidated balance sheet, and is discussed in more detail in Note 7, "Debt." As of June 30, 2025, the estimated fair value of the Company's held-to-maturity marketable securities was $229.0 million. The Company estimated the fair value based on the quoted market prices in an inactive market (Level 2). The held-to-maturity marketable securities are discussed in more detail in Note 3, "Summary of Significant Accounting Policies - Investments in Marketable Securities."

On November 30, 2020, the Company acquired 100% of MedCerts in exchange for $70.0 million and estimated contingent consideration of $10.8 million. During fiscal year 2021 and 2022, the Company recorded an aggregate expense of $0.5 million to adjust its estimate of the fair value of the contingent consideration to $11.3 million. During the fiscal year ended June 30, 2023, the Company paid $7.0 million to settle the contingent consideration and recorded a gain of $4.3 million. The gain is recorded within selling, general, and administrative expenses on the consolidated statements of operations.

There were no assets or liabilities measured at fair value on a recurring basis as of June 30, 2025 and 2024.

There was no activity related to the Company's fair value measurements categorized as Level 3 in the valuation hierarchy, valued on a recurring basis, for the years ended June 30, 2025 and 2024.

The following table presents activity related to the Company's fair value measurements categorized as Level 3 in the valuation hierarchy, valued on a recurring basis, for the year ended June 30, 2023.

	Year Ended June 30, 2023			
Description	Fair Value June 30, 2022	Purchases, Issuances, and Settlements	Realized Gain	Fair Value June 30, 2023
	(In thousands)			
Contingent consideration associated with acquisitions	$ 11,290	$ (7,024)	$ (4,266)	$ —
Convertible note received in acquisition	$ 889	$ (889)	$ —	$ —

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. The weighted average number of shares of common stock outstanding includes vested restricted stock awards. Diluted net income (loss) per share ("EPS") reflects the potential dilution that could occur assuming conversion or exercise of all dilutive unexercised stock options and vesting of all dilutive unvested restricted stock awards. The dilutive effect of stock options and restricted stock awards is determined using the treasury stock method. Under the treasury stock method, the proceeds received from the exercise of stock options and restricted stock awards, the amount of compensation cost for future service not yet recognized by the Company and the amount of tax benefits that would be recorded as income tax expense when the stock options become deductible for income tax purposes are all assumed to be used to repurchase shares of the Company's common stock. Stock options and restricted stock awards are not included in the computation of diluted net income (loss) per share when they are anti-dilutive. Common stock outstanding reflected in the Company's consolidated balance sheets includes restricted stock awards outstanding. The dilutive effect of the Company's convertible debt is determined using the if-converted method when the Company's stock is trading above the conversion price. However, based on the structure of the instrument and how it is settled upon conversion, it would produce a similar result as the previously applied treasury stock method.

The following schedule presents the calculation of basic and diluted net income (loss) per share:

| | Years Ended June 30, | | |
| | 2025 | 2024 | 2023 |
	(In thousands except share and per share data)		
Basic net income per share computation:			
Net income attributable to common stockholders	$ 287,941	$ 204,183	$ 126,867
Weighted average common shares — basic	43,041,274	42,626,588	42,286,392
Basic net income per share	$ 6.69	$ 4.79	$ 3.00
Diluted net income per share computation:			
Net income attributable to common stockholders	$ 287,941	$ 204,183	$ 126,867
Share computation:			
Weighted average common shares — basic	43,041,274	42,626,588	42,286,392
Effect of dilutive restricted stock and convertible debt	5,372,443	908,853	441,716
Weighted average common shares — diluted	48,413,717	43,535,441	42,728,108
Diluted net income per share	$ 5.95	$ 4.69	$ 2.97

For the years ended June 30, 2025, 2024 and 2023, shares issuable in connection with restricted stock and convertible debt of 2,400,621, 7,658 and 21,854 respectively, were excluded from the diluted income per common share calculation because the effect would have been anti-dilutive. In connection with the issuance of the 1.125% Convertible Senior Notes due 2027 ("Notes"), the Company entered into capped call transactions (the "Capped Call Transactions") as described further in Note 7, "Debt." The Capped Call Transactions are intended to reduce the potential dilution to the Company's common stock upon conversion of the Notes and/or to offset any cash payments the Company may be required to make in excess of the principal amount of the Notes.

4. Property and Equipment and Capitalized Software and Curriculum

Property and equipment consists of the following at:

| | June 30, | |
| | 2025 | 2024 |
	(In thousands)	
Computers and printers	$ 173,009	$ 128,496
Computer software	6,004	9,923
Computer hardware	4,604	6,698
Leasehold improvements	10,327	10,369
State testing computers	7,151	4,609
Furniture and fixtures	3,107	3,190
Office equipment	129	122
	204,331	163,407
Less accumulated depreciation and amortization	(125,749)	(112,551)
	$ 78,582	$ 50,856

The Company recorded depreciation expense related to property and equipment reflected in selling, general, and administrative expenses of $2.8 million, $3.8 million and $3.6 million during the years ended June 30, 2025, 2024 and 2023, respectively. Depreciation expense of $39.3 million, $32.9 million and $42.3 million related to property and equipment is reflected in instructional costs and services during the years ended June 30, 2025, 2024 and 2023, respectively.

The Company incurs maintenance and repair expenses, which are expensed as incurred, and are generally recorded in selling, general, and administrative expenses.

Capitalized software costs consist of the following at:

	June 30,	
	2025	**2024**
	(In thousands)	
Capitalized software	$ 323,782	$ 330,054
Less accumulated depreciation and amortization	(248,468)	(248,102)
	$ 75,314	$ 81,952

The Company recorded amortization expense of $35.6 million, $34.4 million and $27.0 million related to capitalized software reflected in instructional costs and services and $9.5 million, $7.9 million and $5.6 million reflected in selling, general, and administrative expenses during the years ended June 30, 2025, 2024 and 2023, respectively.

Capitalized curriculum development costs consist of the following at:

	June 30,	
	2025	**2024**
	(In thousands)	
Capitalized curriculum development costs	$ 187,641	$ 181,353
Less accumulated depreciation and amortization	(129,057)	(128,121)
	$ 58,584	$ 53,232

The Company recorded amortization expense of $17.5 million, $17.7 million and $16.7 million related to capitalized curriculum development cost reflected in instructional costs and services during the years ended June 30, 2025, 2024 and 2023, respectively.

5. Income Taxes

The provision for income taxes is based on earnings reported in the consolidated financial statements. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected reversal of the cumulative temporary differences between the carrying value of assets and liabilities for financial statement and income tax purposes. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year.

Deferred tax assets and liabilities result primarily from temporary differences in book versus tax basis accounting. Deferred tax assets and liabilities consist of the following:

	June 30,	
	2025	**2024**
	(In thousands)	
Deferred tax assets		
Net operating loss carryforward	$ 13,888	$ 15,553
Reserves	9,154	9,031
Accrued expenses	15,441	13,290
Stock compensation expense	6,881	8,162
Other assets	3,308	2,180
Convertible debt	4,059	5,980
Deferred revenue	260	456
Capitalized software and website development costs	4,680	—
Lease liability	11,136	13,879
Total deferred tax assets	68,807	68,531
Deferred tax liabilities		
Capitalized curriculum development	(10,071)	(9,466)
Capitalized software and website development costs	—	(4,340)
Property and equipment	(11,460)	(9,401)
Right-of-use assets	(3,832)	(13,052)
Returned materials	(2,722)	(2,858)
Purchased intangibles	(6,717)	(14,827)
Total deferred tax liabilities	(34,802)	(53,944)
Net deferred tax asset before valuation allowance	34,005	14,587
Valuation allowance	(7,628)	(7,387)
Net deferred tax asset	$ 26,377	$ 7,200
Reported as:		
Long-term deferred tax assets	$ 26,377	$ 7,200

The Company maintained a valuation allowance on net noncurrent deferred tax assets of $7.6 million and $7.4 million as of June 30, 2025 and 2024, respectively, predominantly related to foreign and state income tax net operating losses ("NOL").

At June 30, 2025, the Company had approximately $26.5 million of available federal NOL carryforwards solely related to the acquisition of Galvanize in January 2020. The available federal NOL carryforwards were generated after 2017 and have an indefinite carryforward period due to the Tax Cuts and Jobs Act (the "Tax Act"). Section 382 of the Internal Revenue Code limits the utilization of NOL carryforwards following a change of control. The Company has performed an analysis of the Section 382 ownership changes and have determined that it will be able to fully utilize its available NOLs subject to the Section 382 limitation.

At June 30, 2025, the Company had tax effected state NOL carryforwards of $0.7 million, net of valuation allowances, and will expire on various dates.

The components of the income before income taxes for the years ended June 30, 2025, 2024 and 2023 were as follows:

		Years Ended June 30,				
		2025		2024		2023
		(In thousands)				
Domestic	$	374,932	$	262,802	$	161,270
Foreign		6,016		5,863		10,943
Total income before income taxes	$	380,948	$	268,665	$	172,213

The components of the income tax expense (benefit) for the years ended June 30, 2025, 2024 and 2023 were as follows:

	Years Ended June 30,		
	2025	2024	2023
	(In thousands)		
Current:			
Federal	$ 91,696	$ 52,678	$ 41,360
State	17,921	7,660	12,032
Foreign	1,173	1,254	2,327
Total current	110,790	61,592	55,719
Deferred:			
Federal	(16,047)	(667)	(9,033)
State	(1,736)	3,557	(1,340)
Total deferred	(17,783)	2,890	(10,373)
Total income tax expense	$ 93,007	$ 64,482	$ 45,346

The provision for income taxes can be reconciled to the income tax that would result from applying the statutory rate to the net income before income taxes as follows:

	Years Ended June 30,		
	2025	2024	2023
U.S. federal tax at statutory rates	21.0 %	21.0 %	21.0 %
Lobbying	-	0.1	0.1
Non-deductible compensation	2.7	0.8	1.6
State taxes, net of federal benefit	3.4	3.2	4.4
Research and development tax credits	(1.2)	(1.5)	(1.4)
Change in valuation allowance	-	-	(0.4)
Effects of foreign operations	-	0.1	0.9
Reserve for unrecognized tax benefits	0.4	0.5	0.9
Other	(0.2)	0.1	(0.5)
Stock-based compensation	(1.7)	(0.3)	(0.3)
Provision for income taxes	24.4 %	24.0 %	26.3 %

The increase in the effective income tax rate for the year ended June 30, 2025, as compared to the effective tax rate for the year ended June 30, 2024, was primarily due to the increase in non-deductible compensation. As of June 30, 2025 and 2024, the balance of income taxes payable was $52.6 million and $10.7 million, respectively. Income taxes payable is recorded within accrued liabilities on the consolidated balance sheets.

Tax Uncertainties

The Company follows the provisions of ASC 740, Income Taxes ("ASC 740") which applies to all tax positions related to income taxes. ASC 740 provides a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. ASC 740 clarifies accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. If the probability for sustaining a tax position is greater than 50%, then the tax position is warranted and recognition should be at the highest amount which would be expected to be realized upon ultimate settlement related to unrecognized tax benefits.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. As of June 30, 2025, 2024 and 2023, the Company had $0.5 million, $0.4 million and $0.2 million in accrued interest and penalties, respectively.

The unrecognized tax benefits for the years ended June 30, 2025, 2024 and 2023 were as follows:

	Years Ended June 30,		
	2025	**2024**	**2023**
	(In thousands)		
Balance at beginning of the year	$ 4,286	$ 3,156	$ 1,729
Additions for prior year tax positions	486	591	568
Additions for current year tax positions	1,635	1,205	1,106
Reductions for prior year tax positions	(893)	(666)	(247)
Balance at end of the year	$ 5,514	$ 4,286	$ 3,156

If recognized, all of the $5.5 million balance of unrecognized tax benefits as of June 30, 2025 would affect the effective tax rate. The Company does not anticipate a significant increase or decrease in unrecognized tax benefits in the next twelve months.

The Company remains subject to audit by the Internal Revenue Service for federal tax purposes for tax years after June 30, 2021. Certain state and foreign tax jurisdictions are also either currently under audit or remain open under the statute of limitations for the tax years after June 30, 2019.

6. Finance and Operating Leases

Finance Leases

The Company is a lessee under finance leases for computers and peripherals under agreements with Banc of America Leasing & Capital, LLC ("BALC") and CSI Leasing, Inc. ("CSI Leasing"). As of June 30, 2025 and 2024, the finance lease liability was $86.9 million and $55.6 million, respectively, with lease interest rates ranging from 4.42% to 6.72%. As of June 30, 2025 and 2024, the balance of the associated right-of-use assets was $69.5 million and $39.8 million, respectively. The right-of-use asset is recorded within property and equipment, net on the consolidated balance sheets. Lease amortization expense associated with the Company's finance leases is recorded within instructional costs and services on the consolidated statements of operations.

The Company entered into agreements with BALC and CSI Leasing in April 2020 and August 2022, respectively, to provide financing for its computers and peripherals. Individual leases with BALC include 36-month payment terms, fixed rates ranging from 4.42% to 6.72%, and a $1 purchase option at the end of each lease term. The Company has pledged the assets financed to secure the outstanding leases. Individual leases under the agreement with CSI Leasing include 36-month payment terms, but do not include a stated interest rate. The Company uses its incremental borrowing rate as the implied interest rate and the total lease payments to calculate its lease liability.

The following is a summary, as of June 30, 2025 and June 30, 2024, respectively, of the present value of the net minimum lease payments under the Company's finance leases:

	June 30,		
	2025		2024
	(in thousands)		
2025	$ —	$	31,655
2026	45,781		19,880
2027	33,864		7,691
2028	12,095		82
2029	297		—
Total minimum payments	92,037		59,308
Less: imputed interest	(5,154)		(3,710)
Finance lease liability	86,883		55,598
Less: current portion of finance lease liability	(42,316)		(29,146)
Long-term finance lease liability	$ 44,567	$	26,452

Operating Leases

The Company is a lessee under operating leases for various facilities to support the Company's operations. As of June 30, 2025 and 2024, the operating lease liability was $46.6 million and $57.9 million, respectively. As of June 30, 2025 and 2024 the balance of the associated right-of-use assets was $16.0 million and $54.5 million, respectively. Lease expense associated with the Company's operating leases is recorded within both instructional costs and services and selling, general, and administrative expenses on the consolidated statements of operations.

Individual operating leases range in terms of 1 to 8 years and expire on various dates through fiscal year 2034 and the minimum lease payments are discounted using the Company's incremental borrowing rate.

The following is a summary as of June 30, 2025 and June 30, 2024, respectively, of the present value of the minimum lease payments under the Company's operating leases:

	June 30,		
	2025		2024
	(in thousands)		
2025	$ —	$	14,263
2026	12,957		12,361
2027	8,942		8,705
2028	7,957		7,713
2029	7,776		7,599
2030	7,878		12,381
Thereafter	4,748		—
Total minimum payments	50,258		63,022
Less: imputed interest	(3,703)		(5,082)
Operating lease liability	46,555		57,940
Less: current portion of operating lease liability	(11,391)		(12,748)
Long-term operating lease liability	$ 35,164	$	45,192

The Company is subleasing one of its facilities through December 2025. Sublease income is recorded as an offset to the related lease expense within both instructional costs and services and selling, general, and administrative expenses on the consolidated statements of operations.

The following is a summary of the Company's lease cost, weighted-average remaining lease term, weighted-average discount rate and certain other cash flows as it relates to its operating and finance leases for the years ended June 30, 2025, 2024 and 2023:

		Years Ended June 30,			
		2025		**2024**	**2023**
			(in thousands)		
Lease cost					
Finance lease cost:					
Amortization of right-of-use assets	$	37,637	$	31,099	$ 39,312
Interest on lease liabilities		4,280		2,639	2,080
Instructional costs and services:					
Operating lease cost		9,154		9,605	12,028
Short-term lease cost		83		56	103
Sublease income		(262)		(328)	(1,081)
Selling, general, and administrative expenses:					
Operating lease cost		4,077		6,019	4,616
Short-term lease cost		93		150	259
Sublease income		(149)		(491)	(406)
Total lease cost	$	54,913	$	48,749	$ 56,911
Other information					
Cash paid for amounts included in the measurement of lease liabilities					
Operating cash flows from operating leases	$	(12,396)	$	(14,990)	$ (12,243)
Financing cash flows from finance leases		(41,469)		(40,919)	(42,956)
Right-of-use assets obtained in exchange for new finance lease liabilities		68,995		35,652	30,514
Right-of-use assets obtained in exchange for new operating lease liabilities		1,012		864	1,619
Weighted-average remaining lease term - finance leases		2.07 yrs.		2.02 yrs.	1.72 yrs.
Weighted-average remaining lease term - operating leases		5.13 yrs.		5.66 yrs.	6.10 yrs.
Weighted-average discount rate - finance leases		5.34 %		5.62 %	3.86 %
Weighted-average discount rate - operating leases		2.95 %		2.92 %	2.81 %

7. Debt

The following is a summary, as of June 30, 2025 and June 30, 2024, respectively, of the components of the Company's outstanding long-term debt:

		June 30,		
		2025		**2024**
		(in thousands)		
Convertible Senior Notes due 2027	$	420,000	$	420,000
Less: unamortized debt issuance costs		(3,678)		(5,325)
Total debt		416,322		414,675
Less: current portion of debt		—		—
Long-term debt	$	416,322	$	414,675

Future maturities of long-term debt are expected to be $420.0 million in the fiscal year ending June 30, 2028 and zero in each of the fiscal years ending June 30, 2026, 2027, 2029 and 2030.

Convertible Senior Notes due 2027

In August and September 2020, the Company issued $420.0 million aggregate principal amount of Notes. The Notes are governed by an indenture (the "Indenture") between the Company and U.S. Bank National Association, as trustee. The net proceeds from the offering of the Notes were approximately $408.6 million after deducting the underwriting fees and other expenses paid by the Company.

The Notes bear interest at a rate of 1.125% per annum, payable semi-annually in arrears on March 1st and September 1st of each year, beginning on March 1, 2021. The Notes will mature on September 1, 2027. The Company recorded coupon interest expense of $4.7 million during each of the years ended June 30, 2025 and 2024 and 2023.

The Company incurred debt issuance costs of $11.4 million which are amortized over the contractual term of the Notes. The Company recorded interest expense of $1.6 million related to the amortization of the debt issuance costs during each of the years ended June 30, 2025 and 2024 and 2023.

Before June 1, 2027, noteholders will have the right to convert their Notes only upon the occurrence of certain events. After June 1, 2027, noteholders may convert their Notes at any time at their election until two days prior to the maturity date. The Company will settle conversions by paying cash up to the outstanding principal amount, and at the Company's election, will settle the conversion spread by paying or delivering cash or shares of its common stock, or a combination of cash and shares of its common stock. The initial conversion rate is 18.9109 shares of common stock per $1,000 principal amount of Notes, which represents an initial conversion price of approximately $52.88 per share of common stock (lower strike price). The Notes will be redeemable at the Company's option at any time after September 6, 2024 at a cash redemption price equal to the principal amount of the Notes, plus accrued and unpaid interest, subject to certain stock price hurdles as discussed in the Indenture.

In connection with the Notes, the Company entered into privately negotiated Capped Call Transactions with certain counterparties. The Capped Call Transactions are expected to cover the aggregate number of shares of the Company's common stock that initially underlie the Notes, and are expected to reduce potential dilution to the Company's common stock upon any conversion of Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Notes. The upper strike price of the Capped Call Transactions is $86.174 per share. The cost of the Capped Call Transactions was $60.4 million and was recorded within additional paid-in capital.

8. Credit Facility

On January 27, 2020, the Company entered into a $100.0 million senior secured revolving credit facility ("Credit Facility") to be used for general corporate operating purposes with PNC Capital Markets LLC. The Credit Facility had a five-year term and incorporated customary financial and other covenants, including, but not limited to, a maximum leverage ratio and a minimum interest coverage ratio. The majority of the Company's borrowings under the Credit Facility were at LIBOR plus an additional rate ranging from 0.875% - 1.50% based on the Company's leverage ratio as defined in the agreement. The Credit Facility was secured by the Company's assets. The Credit Facility agreement allowed for an amendment to establish a new benchmark interest rate when LIBOR was discontinued during the five-year term. Up through its expiration, the Company was in compliance with the financial covenants. As part of the proceeds received from the Notes, the Company repaid its $100.0 million outstanding balance under the Credit Facility. The Credit Facility also included a $200.0 million accordion feature. The Credit Facility expired on January 27, 2025 and was not renewed.

9. Equity Incentive Plan

On December 9, 2022, the Company's stockholders approved an amendment and restatement of the 2016 Equity Incentive Award Plan (the "amended and restated 2016 Plan"). The amended and restated 2016 Plan reflects an increase in the number of shares of common stock available for issuance by 1,045,000 shares, the removal of certain provisions that were otherwise required for awards to qualify as performance-based compensation under an exception to Section 162(m) of the Internal Revenue Code of 1986, as amended, prior to its repeal, an extension of the term of the amended and restated 2016 Plan to October 7, 2032, an increase to the limit on the number of shares that may be issued upon the exercise of incentive stock options, and a prohibition on the payment of dividends and dividend equivalents on unvested awards.

The amended and restated 2016 Plan is designed to attract, retain and motivate employees who make important contributions to the Company by providing such individuals with equity ownership opportunities. Awards granted under the amended and restated 2016 Plan may include stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. Under the amended and restated 2016 Plan, unissued shares related to forfeited or cancelled awards granted under the amended and restated 2016 Plan or awards granted under the Company's 2007 Equity Incentive Award Plan (the "Prior Plan") (to the extent such awards granted under the Prior Plan were outstanding as of December 15, 2016 and were forfeited or cancelled prior to September 19, 2022), will again be available for issuance under the amended and restated 2016 Plan. Notwithstanding the foregoing, shares tendered to pay the exercise price or tax withholding with respect to a stock option, or shares that are not issued in connection with the settlement of a stock appreciation right on exercise thereof, or shares purchased on the open market with the cash proceeds from the exercise of options will not again be available for issuance under the amended and restated 2016 Plan.

At June 30, 2025, the remaining aggregate number of shares of the Company's common stock authorized for future issuance under the amended and restated 2016 Plan was 1,875,859. At June 30, 2025, there were 1,347,540 shares of the Company's common stock that remain outstanding or nonvested under the amended and restated 2016 Plan and Prior Plan.

Compensation expense for all equity-based compensation awards is based on the grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The vesting of performance-based awards is contingent on the achievement of certain performance metrics. Compensation expense is recognized retroactively, through a cumulative catch-up adjustment, when the performance conditions are satisfied or when the Company determines that it is probable that the performance conditions will be satisfied. The amount of compensation expense recognized for a performance-based award is affected by the level of achievement attained. Management has established three levels of attainment: threshold, target, and outperform. Stock-based compensation expense is recorded within selling, general, and administrative expenses on the consolidated statements of operations.

Stock Options

Each stock option is exercisable pursuant to the vesting schedule set forth in the stock option agreement granting such stock option, generally over four years. No stock option shall be exercisable after the expiration of its option term. The Company has granted stock options under the Prior Plan and the Company has also granted stock options to executive officers under stand-alone agreements outside the Prior Plan.

Stock option activity including stand-alone agreements during the years ended June 30, 2025, 2024 and 2023 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, June 30, 2022	1,350	$ 14.77	0.98	$ 35,127
Granted	—	—		
Exercised	(1,350)	14.77		
Forfeited or canceled	—	—		
Outstanding, June 30, 2023	—	$ —		
Granted	—	—		
Exercised	—	—		
Forfeited or canceled	—	—		
Outstanding, June 30, 2024	—	$ —		
Granted	—	—		
Exercised	—	—		
Forfeited or canceled	—	—		
Outstanding and exercisable, June 30, 2025	—	$ —	—	$ —

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last day of the period and the exercise price, multiplied by the number of in-the -money options) that would have been received by the option holders had all option holders exercised their options at the end of each fiscal year. The total intrinsic value of options exercised during each of the years ended June 30, 2025, 2024 and 2023 was zero. As of June 30, 2025, there was no unrecognized compensation expense related to nonvested stock options granted. During each of the years ended June 30, 2025, 2024 and 2023, the Company recognized zero stock-based compensation expense related to stock options.

Restricted Stock Awards

The Company has approved grants of restricted stock awards ("RSA") pursuant to the amended and restated 2016 Plan and Prior Plan. Under the amended and restated 2016 Plan and Prior Plan, employees, outside directors and independent contractors are able to participate in the Company's future performance through the awards of restricted stock. Each RSA vests pursuant to the vesting schedule set forth in the restricted stock agreement granting such RSAs, generally over three years.

Restricted stock award activity during the years ended June 30, 2025, 2024 and 2023 was as follows:

	Shares		Weighted Average Grant-Date Fair Value
Nonvested, June 30, 2022	1,131,466	$	33.27
Granted	595,818		37.90
Vested	(774,917)		32.50
Canceled	(137,134)		36.08
Nonvested, June 30, 2023	815,233	$	36.91
Granted	507,443		43.43
Vested	(437,724)		36.36
Canceled	(153,728)		37.37
Nonvested, June 30, 2024	731,224	$	40.60
Granted	317,490		85.79
Vested	(387,471)		42.79
Canceled	(84,389)		49.39
Nonvested, June 30, 2025	576,854	$	62.72

Performance-Based Restricted Stock Awards (included above)

During the year ended June 30, 2025, no new performance-based restricted stock awards were granted, and none remained nonvested as of June 30, 2025. During the year ended June 30, 2025, zero performance-based restricted stock awards vested. Vesting of the performance-based restricted stock awards is contingent on the achievement of certain financial performance goals and service vesting conditions.

During fiscal year 2020, the Company granted 358,294 performance-based restricted stock awards to the Company's then CEO with a weighted average grant-date fair value of $27.91 per share. These awards were granted pursuant to the amended and restated 2016 Plan and are subject to the achievement of target free cash flow metrics in each of the fiscal years 2020 through 2022. The metrics are measured at the end of each fiscal year; however if either of the first two tranches are not achieved, the awards may still vest if the free cash flow metric in aggregate is met over the three-year life of the award. In August 2021, the second tranche was achieved at target resulting in the vesting of 119,431 shares. In August 2022, the first and third tranches were achieved at target resulting in the vesting of 238,863 shares.

Service-Based Restricted Stock Awards (included above)

During the year ended June 30, 2025, 317,490 new service-based restricted stock awards were granted, and 576,854 remain nonvested at June 30, 2025. During the year ended June 30, 2025, 387,471 service-based restricted stock awards vested.

Summary of All Restricted Stock Awards

As of June 30, 2025, there was $25.6 million of total unrecognized compensation expense related to nonvested restricted stock awards. The cost is expected to be recognized over a weighted average period of 1.5 years. The fair value of restricted stock awards granted for the years ended June 30, 2025, 2024 and 2023, was $27.2 million, $22.0 million and $22.6 million, respectively. The total fair value of shares vested for the years ended June 30, 2025, 2024 and 2023, was $43.6 million, $23.3 million and $29.6 million, respectively. During the years ended June 30, 2025, 2024 and 2023, the Company recognized $19.8 million, $16.0 million and $15.5 million, respectively, of stock-based compensation expense related to restricted stock awards.

Performance Share Units

The Company has approved grants of performance share units ("PSUs") pursuant to the amended and restated 2016 Plan. Each PSU is earned through the achievement of a performance-based metric, combined with the continuation of employee service over a defined period. The level of performance determines the number of PSUs earned, and is generally measured against threshold, target and outperform achievement levels of the award. Each PSU represents the right to receive one share of the Company's common stock, or at the option of the Company, an equivalent amount of cash, and is classified as an equity or liability award. When the grant is a fixed monetary amount, and the number of shares is not determined until achievement and the value of the Company's stock on that day, the PSU is a liability-classified award. Each PSU vests pursuant to the vesting schedule found in the respective PSU agreement.

In addition to the performance conditions of the PSUs, there is a service vesting condition which is dependent upon continuing service by the grantee as an employee of the Company, unless the grantee is eligible for earlier vesting upon a change in control and qualifying termination, as defined by the PSU agreement. PSUs are generally subject to graduated vesting schedules and stock-based compensation expense is computed by tranche and recognized on a straight-line basis over the tranches' applicable vesting period based on the expected achievement level.

Performance share unit activity (excluding liability-classified awards) during the years ended June 30, 2025, 2024 and 2023 was as follows:

	Shares		Weighted Average Grant-Date Fair Value
Nonvested, June 30, 2022	355,302	$	32.62
Granted	366,507		33.87
Vested	(119,467)		30.48
Canceled	(105,473)		28.22
Nonvested, June 30, 2023	496,869	$	34.99
Granted	375,725		41.85
Vested	(22,468)		49.62
Canceled	(90,595)		36.94
Nonvested, June 30, 2024	759,531	$	37.73
Granted	299,908		71.40
Vested	(223,241)		37.44
Canceled	(134,291)		42.60
Nonvested, June 30, 2025	701,907	$	51.27

Fiscal Year 2025 LTIP

During the year ended June 30, 2025, the Company granted 210,620 PSUs at target under a Long-Term Incentive Plan ("LTIP") which are tied to operating income targets and stock price performance. These PSUs had a grant date fair value of $17.0 million, or a weighted average grant-date fair value of $80.89 per share. Seventy-five percent of the earned award is based on operating income performance ("Tranche #1") and twenty-five percent is based on the performance of the Company's stock price ("Tranche #2"), both of which will vest after achievement is certified during the first quarter of fiscal year 2028. For Tranche #1, the level of performance will determine the number of PSUs earned as measured against threshold, target and outperform achievement levels. For Tranche #2, the number of PSUs will be earned based on the Company's compounded annual stock price growth over a completed three-year performance period. In all cases, vesting is dependent upon continuing service by the grantee as an employee of the Company. The fair value of Tranche #2 was determined using a Monte Carlo simulation model and is amortized on a straight-line basis over the vesting period. Tranche #2 is a market-based award, and therefore is not subject to any probability assessment by the Company. The Company is currently amortizing Tranche #1 over the vesting period because it believes that it is probable that the metric will be achieved at outperform.

Fiscal Year 2024 LTIP

During fiscal year 2024, the Company granted 354,090 PSUs at target under an LTIP which are tied to operating income targets and stock price performance. These PSUs had a grant date fair value of $14.4 million, or a weighted average grant-date fair value of $40.84 per share. Seventy-five percent of the earned award is based on operating income performance ("Tranche #1") and twenty-five percent is based on the performance of the Company's stock price ("Tranche #2"), both of which will vest after achievement is certified during the first quarter of fiscal year 2027. For Tranche #1, the level of performance will determine the number of PSUs earned as measured against threshold, target and outperform achievement levels. For Tranche #2, the number of PSUs will be earned based on the Company's compounded annual stock price growth over a completed three-year performance period. In all cases, vesting is dependent upon continuing service by the grantee as an employee of the Company. The fair value of Tranche #2 was determined using a Monte Carlo simulation model and is amortized on a straight-line basis over the vesting period. Tranche #2 is a market-based award, and therefore is not subject to any probability assessment by the Company. The Company is currently amortizing Tranche #1 over the vesting period because it believes that it is probable that the metric will be achieved at outperform.

Fiscal Year 2023 LTIP

During fiscal year 2023, the Company granted 289,640 PSUs at target under an LTIP which are tied to operating income targets and stock price performance. These PSUs had a grant date fair value of $10.0 million, or a weighted average grant-date fair value of $34.41 per share. Fifty percent of the earned award is based on operating income performance ("Tranche #1") and fifty percent is based on the performance of the Company's stock price ("Tranche #2"), both of which will vest after achievement is certified during the first quarter of fiscal year 2026. The grant date fair value of Tranche #1 was remeasured in October 2022 as a result of a modification of the terms of the award. Originally, performance was tied to gross margin. The metric was changed to operating income to better align with shareholder feedback and technology industry and peer group common practice. The modification of the performance criteria from gross margin to operating income resulted in a new fair market value as of the modification date of $4.8 million, a decrease of $0.8 million. For Tranche #1, the level of performance will determine the number of PSUs earned as measured against threshold, target and outperform achievement levels. For Tranche #2, the number of PSUs will be earned based on the Company's compounded annual stock price growth over a completed three-year performance period. In all cases, vesting is dependent upon continuing service by the grantee as an employee of the Company. The fair value of Tranche #2 was determined using a Monte Carlo simulation model and is amortized on a straight-line basis over the vesting period. Tranche #2 is a market-based award, and therefore is not subject to any probability assessment by the Company. The Company is currently amortizing Tranche #1 over the vesting period because it believes that it is probable that the metric will be achieved at outperform.

Fiscal Year 2022 LTIP

During fiscal year 2022, the Company granted 250,250 PSUs at target under an LTIP which are tied to gross margin targets and stock price performance. These PSUs had a grant date fair value of $9.1 million, or a weighted average grant-date fair value of $36.30 per share. Fifty percent of the earned award is based on gross margin performance ("Tranche #1") and fifty percent is based on the performance of the Company's stock price ("Tranche #2"), both of which will vest after achievement is certified during the first quarter of fiscal year 2025. For Tranche #1, the level of performance will determine the number of PSUs earned as measured against threshold, target and outperform achievement levels. For Tranche #2, the number of PSUs will be earned based on the Company's compounded annual stock price growth over a completed three-year performance period. In all cases, vesting is dependent upon continuing service by the grantee as an employee of the Company. The fair value of Tranche #2 was determined using a Monte Carlo simulation model and is amortized on a straight-line basis over the vesting period. Tranche #2 is a market-based award, and therefore is not subject to any probability assessment by the Company. In July 2024, achievement was certified at 70% of target for Tranche #1, which resulted in the vesting of 62,379 shares. In September 2024, achievement was certified at 175.0% of target for Tranche #2, which resulted in the vesting of 155,946 shares.

Fiscal Year 2021 Tech Elevator MIP

During fiscal year 2021, the Company granted to the executive team of Tech Elevator a time-based award with a value of $4.0 million and a performance-based award with a target value of $4.0 million under a Management Incentive Plan ("MIP"). The time-based award vests equally over three years on the anniversary of the closing date of the acquisition of Tech Elevator which was November 30, 2020. During the second quarter of fiscal year 2022, one-third vested and was settled with the issuance of 38,575 PSUs. During the second quarter of fiscal year 2023, an additional one-third vested and was settled with the issuance of 37,886 PSUs. During the second quarter of fiscal year 2024, the final third vested and was settled with the issuance of 13,066 PSUs. The performance-based award is tied to the achievement of certain revenue and EBITDA targets of Tech Elevator. Seventy percent of the award is based on Tech Elevator's revenues for the calendar year 2023 ("Tranche #1") and thirty percent of the earned award is based on Tech Elevator's EBITDA for the calendar year 2023 ("Tranche #2"), both of which were expected to vest after achievement in January 2024. The level of performance determined the number of PSUs earned as measured against threshold and target achievement levels. In all cases, vesting was dependent upon continuing service by the grantee as an employee of the Company. The MIP was a liability-classified award. In January 2024, the Company determined that the performance award metrics for calendar year 2023 were not met and Tranches #1 and #2 were forfeited.

Fiscal Year 2021 LTIP

During fiscal year 2021, the Company granted 111,450 PSUs at target under an LTIP which are tied to the achievement of certain individualized financial and non-financial performance targets. These PSUs had a grant date fair value of $2.7 million, or a weighted average grant-date fair value of $24.15 per share. In December 2022, achievement was certified related to two metrics – one at threshold and one at 123% of target. Forty percent, or 4,533 shares vested immediately and an additional sixty percent, or 6,797 shares vested in December 2023. The remaining shares tied to metrics that were not achieved were forfeited. The fiscal year 2021 LTIP is an equity-classified award.

Fiscal Year 2020 Galvanize TRIP

During fiscal year 2020, the Company granted to the executive team of Galvanize a target level of $12.3 million under a Transaction Related Incentive Plan ("TRIP") which is tied to the achievement of certain revenue and EBITDA targets of Galvanize. Seventy percent of the earned award is based on the performance of Galvanize for the calendar year 2021 ("Tranche #1") and thirty percent of the earned award is based on the performance of Galvanize for the calendar year 2022 ("Tranche #2"), both of which are expected to vest after achievement is certified in January following each of the calendar year ends. The revenue and EBITDA targets are split sixty percent and forty percent, respectively, for both tranches. In all cases, vesting is dependent upon continuing service by the grantee as an employee of the Company. The level of performance will determine the number of PSUs earned as measured against threshold, target and outperform achievement levels. In January 2022, the Company determined that the metrics for calendar year 2021 were not met and Tranche #1 was forfeited. In January 2023, the Company determined that the metrics for calendar year 2022 were not met and Tranche #2 was also forfeited. The TRIP was a liability-classified award.

Fiscal Year 2019 LTIP

During fiscal year 2019, the Company granted 263,936 PSUs at target under an LTIP which are tied to certain career learning revenue targets and enrollment levels, as well as students' academic progress. These PSUs had a grant date fair value of $7.9 million, or a weighted average grant-date fair value of $30.05 per share. During fiscal year 2020, the Company granted an additional 34,030 PSUs at target with a grant date fair value of $0.8 million, or $23.51 per share. Forty-five percent of the earned award is based on students' academic progress ("Tranche #1") and twenty-five percent of the earned award is based on certain enrollment levels ("Tranche #2"). In October 2021, Tranche #2 achievement was certified at approximately 193% of target resulting in the vesting of 115,223 shares, while Tranche #1 was not achieved resulting in 107,397 forfeited shares. The remaining thirty percent of the earned award is based on certain revenue targets ("Tranche #3"). In August 2022, Tranche #3 achievement was certified at 200% of target resulting in the vesting of 77,048 shares.

Summary of All Performance Share Units

As of June 30, 2025, there was $27.9 million of total unrecognized compensation expense related to nonvested PSUs that are expected to vest based on the Company's probability assumptions discussed above. The cost is expected to be recognized over a weighted average period of 1.2 years. During the years ended June 30, 2025, 2024 and 2023 the Company recognized $16.9 million, $15.4 million and $4.9 million, respectively, of stock-based compensation expense related to PSUs. Included in the stock-based compensation expense above, for the years ended June 30, 2025 and 2024 and 2023 is zero, $0.3 million, and $1.0 million, respectively, related to the Tech Elevator time-based portion of the MIP. The time-based portion of the MIP fully vested during the second quarter of fiscal year 2024 and was settled with the issuance of PSUs. Therefore, the amount recorded in accrued liabilities for future issuances is zero.

Deferred Stock Units ("DSUs")

The DSUs vest on the grant-date anniversary and are settled in the form of shares of common stock issued to the holder upon separation from the Company. DSUs are specific only to board members.

Deferred stock unit activity during the years ended June 30, 2025, 2024 and 2023 was as follows:

	Shares		Weighted Average Grant-Date Fair Value
Nonvested, June 30, 2022	69,117	$	24.27
Granted	30,418		34.43
Vested	—		—
Canceled	—		—
Nonvested, June 30, 2023	99,535	$	27.38
Granted	13,171		59.43
Vested	(16,102)		22.91
Canceled	—		—
Nonvested, June 30, 2024	96,604	$	32.49
Granted	6,621		108.92
Vested	(34,446)		27.03
Canceled	—		—
Nonvested, June 30, 2025	68,779	$	42.58

Summary of All Deferred Stock Units

As of June 30, 2025, there was $0.3 million of total unrecognized compensation expense related to nonvested DSUs. The cost is expected to be recognized over a weighted average period of 0.4 years. During the years ended June 30, 2025, 2024 and 2023, the Company recognized $0.8 million, $0.9 million and $0.7 million, respectively, of stock-based compensation expense related to DSUs.

10. Commitments and Contingencies

Litigation

In the ordinary conduct of the Company's business, the Company is subject to lawsuits, arbitrations and administrative proceedings from time to time. The Company vigorously defends these claims; however, no assurances can be given as to the outcome of any pending legal proceedings. The Company believes, based on currently available information, that the outcome of any existing or known threatened proceedings, even if determined adversely, should not have a material adverse effect on its business, financial condition, liquidity or results of operations.

Employment Arrangements

The Company has entered into employment arrangements with certain executive officers that provide for severance payments and, in some cases, other benefits, upon certain terminations of employment. All arrangements provide for employment on an "at-will" basis. If the employee resigns for "good reason" or is terminated without cause, the employee is entitled to salary continuation, and in some cases benefit continuation, for varying periods depending on the arrangement.

Off-Balance Sheet Arrangements

The Company contractually guarantees that certain schools under the Company's management will not have annual operating deficits and the Company's management fees from these schools may be reduced accordingly to cover any school operating deficits.

Other than these lease and operating deficit guarantees, the Company did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

11. Severance

During the years ended June 30, 2025, 2024 and 2023, the Company recorded severance of $6.6 million, $4.6 million and $3.4 million, respectively. Included in severance expense for the years ended June 30, 2025, 2024 and 2023 is $1.6 million, $0.5 million and $0.5 million, respectively, associated with accelerated vesting of equity awards to former executives and other employees.

12. Acquisitions and Investments

Investment in Tallo, Inc. and Acquisition of Assets

In August 2018, the Company made an initial investment of $6.7 million for a 39.5% minority interest in Tallo. In August 2020, the Company invested an additional $2.3 million, which increased its minority interest to 46.1%. These investments in preferred stock, which contain additional rights over common stock and have no readily determinable fair value, were recorded at cost and will be adjusted, as necessary, for impairment. In the event Tallo issues equity at a materially different price than what the Company paid, the Company would also assess changing the carrying value. In conjunction with the Company's initial investment in August 2018, Tallo also issued a convertible note to the Company for $5.0 million that is being accounted for as an available-for-sale debt security and adjusted to fair value quarterly. The note bears interest at the mid-term Applicable Federal Rate plus 25 bps per annum with a maturity of 48 months. The note is convertible at the Company's option into 3.67 million Series D Preferred Shares that, combined with the shares resulting from the conversion of the accrued interest, would give the Company an effective ownership of 55% if exercised. In October 2021, the Company agreed to loan Tallo up to $3.0 million. This promissory note bears interest at 5% and has a maturity date of five years. The promissory note does not contain any means of conversion into additional ownership by the Company. During the second and third quarters of fiscal year 2022, the Company funded $3.0 million under the promissory note.

During fiscal year 2022, the Company adjusted its investment in Tallo preferred stock to fair value and recorded an impairment charge of $4.5 million to other income (expense), net on the consolidated statements of operations. Also, during fiscal year 2022, the Company recorded a credit loss expense of $4.1 million to reduce the carrying amount of the convertible note and $3.0 million to reduce the carrying amount of the promissory note. The credit loss expenses were recorded within selling, general, and administrative expenses on the consolidated statements of operations. Additionally, the Company reversed an aggregate $0.4 million of accrued interest on both instruments and made an accounting policy election to record this within interest income (expense), net on the consolidated statements of operations. During the year ended June 30, 2022, the Company's investment in Tallo, the convertible note, and promissory note were included in deposits and other assets on the consolidated balance sheets.

On July 8, 2022, the Company purchased the assets of Tallo in exchange for $1.0 million, plus $0.4 million in working capital. As part of the closing of the transaction, the promissory note was cancelled and the convertible note was converted into additional equity. That additional equity and previously held equity interests were cancelled, and combined with the cash, resulted in a purchase price of $7.3 million. The acquisition of Tallo further expands the Company's ability to match students to internships, jobs, and scholarships with colleges and companies looking for talent. The acquisition has been accounted for as a business combination under the acquisition method of accounting, which results in acquired assets and assumed liabilities being measured at their fair values as of July 8, 2022, the acquisition date. The allocation of the purchase price resulted in goodwill of $5.7 million and intangible assets of $1.3 million, both of which are deductible for income tax purposes. The recognized goodwill is primarily associated with future customer relationships and an acquired assembled work force. The intangible assets primarily consist of customer relationships which will be amortized over 10 years.

13. Related Party Transactions

The Company contributed to Future of School, a charity focused on access to quality education. Future of School is a related party because a former executive officer of the Company formerly served on its Board of Directors. During the years ended June 30, 2025, 2024 and 2023, contributions made by the Company to Future of School was zero. In fiscal year 2019 and 2021, the Company accrued $2.5 million and $3.5 million, respectively, for contributions to be made in subsequent years. As of June 30, 2025, $2.3 million remains outstanding as related to the fiscal year 2021 accrual.

14. Employee Benefits

The Company maintains a 401(k) salary deferral plan (the "401(k) Plan") for its employees. Employees who have been employed for at least 30 days may voluntarily contribute to the 401(k) Plan on a pretax basis, up to the maximum allowed by the Internal Revenue Service. The 401(k) Plan provides for a matching Company contribution of 50%, up to first 5% of each participant's contribution. The Company expensed $8.5 million, $7.7 million and $7.7 million during the years ended June 30, 2025, 2024 and 2023, respectively, under the 401(k) Plan.

STRIDE, INC.

Notes to Consolidated Financial Statements (Continued)

15. Supplemental Disclosure of Cash Flow Information

| | Years Ended June 30, | | |
	2025	2024	2023
	(In thousands)		
Cash paid for interest	$ 9,144	$ 7,521	$ 6,946
Cash paid for taxes	$ 67,901	85,228	$ 37,131
Supplemental disclosure of non-cash financing activities:			
Right-of-use assets obtained from acquisitions	$ —	$ —	$ 385
Right-of-use assets obtained in exchange for new finance lease liabilities	68,995	35,652	30,514
Supplemental disclosure of non-cash investing activities:			
Stock-based compensation expense capitalized on software development	$ 551	$ 816	$ 700
Stock-based compensation expense capitalized on curriculum development	128	76	84
Non-cash purchase price related to business combinations	—	—	5,861
Business combinations:			
Acquired assets	$ —	$ —	$ 1,132
Intangible assets	—	—	1,309
Goodwill	—	—	5,655
Assumed liabilities	—	—	(385)
Deferred revenue	—	—	(441)

SCHEDULE II

STRIDE, INC.
VALUATION AND QUALIFYING ACCOUNTS
Years Ending June 30, 2025, 2024 and 2023

1. *ALLOWANCE FOR CREDIT LOSSES*

	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions from (Net Increases to) Allowance	Balance at End of Period
June 30, 2025	$ 31,297,967	15,266,692	15,440,904	$ 31,123,755
June 30, 2024	$ 30,031,273	22,843,961	21,577,267	$ 31,297,967
June 30, 2023	$ 26,993,037	8,047,729	5,009,493	$ 30,031,273

2. *INVENTORY RESERVES*

	Balance at Beginning of Period	Charged to Cost and Expenses	Deductions, Shrinkage and Obsolescence	Balance at End of Period
June 30, 2025	$ 5,921,239	942,397	30,732	$ 6,832,904
June 30, 2024	$ 4,145,280	1,778,825	2,867	$ 5,921,239
June 30, 2023	$ 6,457,046	2,392,785	4,704,551	$ 4,145,280

3. *COMPUTER RESERVE (1)*

	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions, Shrinkage and Obsolescence	Balance at End of Period
June 30, 2025	$ 1,786,225	2,499,889	1,011,682	$ 3,274,432
June 30, 2024	$ 1,345,832	1,129,323	688,930	$ 1,786,225
June 30, 2023	$ 2,039,771	332,197	1,026,136	$ 1,345,832

(1) A reserve account is maintained against potential obsolescence of, and damage beyond economic repair to computers. The reserve is calculated based upon several factors including historical percentages, the net book value and the remaining useful life. During fiscal years 2025, 2024 and 2023, certain computers were written off against the reserve.

4. *INCOME TAX VALUATION ALLOWANCE*

	Balance at Beginning of Period	Additions to Net Deferred Tax Asset Allowance	Deductions in Net Deferred Tax Asset Allowance	Balance at End of Period
June 30, 2025	$ 7,387,179	240,463	—	$ 7,627,642
June 30, 2024	$ 6,790,724	596,455	—	$ 7,387,179
June 30, 2023	$ 6,677,352	113,372	—	$ 6,790,724

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily applies its judgment in evaluating and implementing possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of June 30, 2025, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and members of our board of directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management evaluated the effectiveness of our internal control over financial reporting as of June 30, 2025 using the framework set forth in the report of the Treadway Commission's Committee of Sponsoring Organizations (COSO), "Internal Control—Integrated Framework (2013)." As a result of management's evaluation of our internal control over financial reporting, management concluded that as of June 30, 2025, our internal control over financial reporting was effective. The effectiveness of our internal control over financial reporting as of June 30, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in its attestation report, which appears on page 55 of this Annual Report.

Changes in Internal Control over Financial Reporting:

There was no change in our internal control over financial reporting that occurred during the fourth fiscal quarter ended June 30, 2025 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER* INFORMATION

During the three months ended June 30, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

On July 31, 2025, the Board amended and restated the Company's bylaws (the "Sixth Amended and Restated Bylaws") to, among other things: (i) revise provisions related to the exclusive forum for various shareholder actions against the Company; (ii) select federal courts as the exclusive forum for actions arising under the Securities Act of 1933, as amended, and (iii) make certain additional technical, conforming, modernizing and clarifying changes.

The foregoing description of the Sixth Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Sixth Amended and Restated Bylaws, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

ITEM 9C. *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not Applicable.


PART III


We will file a definitive Proxy Statement for our 2025 Annual Meeting of Stockholders ("the 2025 Proxy Statement") with the SEC, pursuant to Regulation 14A of the Exchange Act, not later than 120 days after the end of our fiscal year. Accordingly, certain information required by Part III has been omitted under General Instruction G(3) to Form 10-K. Only those sections of the 2025 Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by Item 10 is hereby incorporated by reference to our 2025 Proxy Statement under the captions "Election of Directors (Proposal 1)," "Corporate Governance and Board Matters," "Insider Trading, Anti-Hedging Policy, and Anti-Pledging Prohibition" and, if applicable, "Delinquent Section 16(a) Reports."

We have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees. The Code of Business Conduct and Ethics is available on our website at www.stridelearning.com under the Investor Relations – Governance section. We intend to satisfy the disclosure requirements under the Exchange Act regarding any amendment to, or waiver from a material provision of our Code of Business Conduct and Ethics involving our principal executive, financial or accounting officer or controller by posting such information on our website.

The Company has adopted a Policy Statement for the Prevention of Insider Trading that governs the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Company's Policy Statement for the Prevention of Insider Trading is filed as Exhibit 19.1 to this Annual Report.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 11 is hereby incorporated by reference to our 2025 Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation Tables," "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation" and "Fiscal 2025 Director Compensation Table."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 12 is hereby incorporated by reference to our 2025 Proxy Statement under the caption "Security Ownership by Certain Beneficial Owners and Management."

Stock-based Incentive Plan Information

The following table provides certain information as of June 30, 2025, with respect to our equity compensation plans under which common stock is authorized for issuance:

Equity Compensation Plan Information
As of June 30, 2025

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	—	$ —	1,875,859 (1)

(1) The amended and restated 2016 Plan, which was amended and restated upon its approval by the stockholders on December 9, 2022, authorizes the issuance of up to 10,813,550 shares as of the effective date.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by Item 13 is hereby incorporated by reference to our 2025 Proxy Statement under the captions "Related Party Transactions" and "Independence of Directors."

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 14 is hereby incorporated by reference to our 2025 Proxy Statement under the caption "Independent Registered Public Accounting Firm Fees and Services."

PART IV

ITEM 15. *EXHIBIT AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) *Financial Statements.*

The information required by this item is incorporated herein by reference to the financial statements and notes thereto listed in Item 8 of Part II and included in this Annual Report.

(a)(2) *Financial Statement Schedules.*

Except for Schedule II, which was presented separately, all financial statement schedules are omitted because the required information is included in the financial statements and notes thereto listed in Item 8 of Part II and included in this Annual Report.

(c)   *Exhibits.*

The following exhibits are incorporated by reference or filed herewith.

See Exhibit Index

ITEM 16. *FORM 10-K SUMMARY*

None.

Exhibit Index

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated January 21, 2020, by and among K12 Management Inc. and KAcquisitionCo Inc., on the one hand, and Galvanize Inc. and Fortis Advisors LLC, as Securityholders' Representative (solely with respect to Article XIII), on the other hand (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the SEC on January 27, 2020, File No. 001-33883).
3.1	Fifth Restated Certificate of Incorporation of Stride, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K, filed on December 16, 2020, File No. 001-33883).
3.2	Sixth Amended and Restated Bylaws of Stride, Inc.
4.1	Form of stock certificate of common stock (incorporated by reference to Exhibit 4.1 to the Registrant's Amendment No. 4 to Registration Statement on Form S-1, filed with the SEC on November 8, 2007, File No. 333-144894).
4.2*	Form of Stock Option Agreement under the 2016 Incentive Award Plan (incorporated by reference to Exhibit 4.2 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on August 9, 2017, File No. 001-33883).
4.3*	Form of Restricted Stock Award Agreement under the 2016 Incentive Award Plan (incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on August 9, 2017, File No. 001-33883).
4.4*	K12 Inc. 2016 Incentive Award Plan (incorporated by reference to Exhibit 4.2 to the Registrant's Post-Effective Amendment to Form S-8, filed on March 22, 2017, File No. 333-213033).
4.5*	K12 Inc. 2007 Equity Incentive Award Plan, as amended (incorporated by reference to Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A, filed on October 28, 2015, File No. 001-33883).
4.6*	Form of Indemnification Agreement for Non-Management Directors and for Officers of K12 Inc. (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the SEC on November 14, 2008, File No. 001-33883).
4.7*	Form of Director's Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on October 22, 2008, File No. 001-33883).
4.8	Description of Common Stock (incorporated by reference to Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2019, filed with the SEC on August 7, 2019, File No. 001-33883).
4.9	Indenture, 1.125% Convertible Senior Notes Due 2027, dated as of August 31, 2020, between K12 Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 1, 2020, File No. 001-33883).
4.10	Form of Global Note representing the 1.125% Convertible Senior Notes due 2027 (incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 1, 2020, File No. 001-33883).
10.1*	Amendment to Amended and Restated Stock Option Agreement, dated December 23, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, filed with the SEC on February 9, 2011, File No. 001-33883).
10.2*	Form of Performance Share Unit Agreement under the 2016 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on August 9, 2017, File No. 001-33883).
10.3*	Form of Performance Share Unit Agreement under the 2007 Equity Incentive Award Plan, as amended (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on October 27, 2015, File No. 001-33883).
10.4*	Form of Executive Change in Control Severance Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on June 11, 2020, File No. 001-33883).
10.5*	Form of Stock Option Agreement under the 2007 Equity Incentive Award Plan, as amended (incorporated by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2015, filed with the SEC on August 4, 2015, File No. 001-33883).
10.6*	Form of Restricted Stock Award Agreement under the 2007 Equity Incentive Award Plan, as amended (incorporated by reference to Exhibit 10.19 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2015, filed with the SEC on August 4, 2015, File No. 001-33883).
10.7	Form of Capped Call Transaction Confirmation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on September 1, 2020, File No. 001-33883).
10.8*	Employment Agreement of James J. Rhyu, dated February 25, 2022 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the SEC on February 28, 2022, File No. 001-33883).

Exhibit No.	Description of Exhibit
10.9*	Stride, Inc. Amended and Restated 2016 Equity Incentive Award Plan (incorporated by reference to Appendix B to the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on October 26, 2022, File No. 001-33883).
10.10*	Form of Performance Share Unit Agreement under the 2016 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2022, filed with the SEC on January 25, 2023, File No. 001-33883).
10.11*	Deferred Compensation Plan for Non-Employee Directors, as amended December 10, 2021 (incorporated by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2023, filed with the SEC on August 16, 2023, File No. 001-33883).
10.12*	Form of Equity Incentive Plan for each of Stride Enrichment Programs, Inc., Stride eSports, Inc., Stride Learning Hub, Inc., Stride Learning Intelligence, Inc., Stride Online Tutoring, Inc., Stride Professional Development Platform, Inc. Road2Teach, Inc. and Stride Teaching Intelligence, Inc. (the "Form of Subsidiary Equity Incentive Plan"). (incorporated by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2023, filed with the SEC on August 16, 2023, File No. 001-33883).
10.13*	Form of Restricted Stock Unit Agreement under the Form of Subsidiary Equity Incentive Plan. (incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2023, filed with the SEC on August 16, 2023, File No. 001-33883).
10.14*	First Amendment to the Employment Agreement of James J. Rhyu, dated March 25, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on April 29, 2025, File No. 001-33883).
10.15*	Form of Executive Change in Control Severance Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on April 29, 2025, File No. 001-33883).
10.16*	Amended and Restated Stride, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on April 29, 2025, File No. 001-33883).
19.1	Policy Statement for the Prevention of Insider Trading of Stride, Inc. (incorporated by reference to Exhibit 19.1 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2023, filed with the SEC on August 16, 2023, File No. 001-33883).
21.1	Subsidiaries of Stride, Inc.
23.1	Consent of KPMG LLP.
23.2	Consent of BDO USA, P.C.
24.1	Power of Attorney (included in signature pages).
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1**	Certification of Principal Executive Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2**	Certification of Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
97.1	Stride, Inc. Policy for Recovery of Erroneously Awarded Compensation. (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2024, filed with the SEC on August 6, 2024, File No. 001-33883).
99.1†	Third Amended and Restated Educational Products and Administrative, and Technology Services Agreement between the Ohio Virtual Academy and K12 Virtual Schools L.L.C., dated July 1, 2017 (incorporated by reference to Exhibit 99.1 to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on August 9, 2017, File No. 001-33883).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.LAB	Inline XBRL Taxonomy Extension Labels
101.PRE	Inline XBRL Taxonomy Extension Presentation
101.DEF	Inline XBRL Taxonomy Extension Definition

Exhibit No.	Description of Exhibit
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

---

*   Denotes management contract or compensation plan, contract or arrangement.

**   Furnished herewith.

†   Confidential treatment requested with the Securities and Exchange Commission as to certain portions. Confidential materials omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 5, 2025   **STRIDE, INC.**

By: /s/ JAMES J. RHYU

      Name: James J. Rhyu

      Title: *Chief Executive Officer*

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints James J. Rhyu, Donna M. Blackman and Greerson G. McMullen, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with the Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES J. RHYU James J. Rhyu	Chief Executive Officer (Principal Executive Officer) and Chair of the Board	August 5, 2025
/s/ DONNA M. BLACKMAN Donna M. Blackman	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 5, 2025
/s/ AIDA M. ALVAREZ Aida M. Alvarez	Director	August 5, 2025
/s/ STEVEN B. FINK Steven B. Fink	Director	August 5, 2025
/s/ ALLISON LAWRENCE Allison Lawrence	Director	August 5, 2025
/s/ LIZA McFADDEN Liza McFadden	Director	August 5, 2025
/s/ RALPH SMITH Ralph Smith	Director	August 5, 2025
/s/ JOSEPH A. VERBRUGGE Joseph A. Verbrugge	Director	August 5, 2025

Leadership

EXECUTIVE MANAGEMENT

James J. Rhyu
Chief Executive Officer and Board Chair

Donna Blackman
Chief Financial Officer

Greer McMullen
General Counsel and Secretary

Todd Goldthwaite
Managing Director,
Portfolio Companies

Valerie A. Maddy
Senior Vice President,
Chief Human Resources Officer

BOARD OF DIRECTORS

James J. Rhyu
Chief Executive Officer and Board Chair

Honorable Aida M. Alvarez
Former Clinton Cabinet Member,
Small Business Administration

Steven B. Fink
Co-Chairman,
Heron International

Robert E. Knowling Jr.
Chairman,
Eagles Landing Partners

Allison Lawrence
Chief Impact and Inclusion Officer
Stanley Black & Decker, Inc.

Liza McFadden
President,
Liza & Partners, LLC

Ralph Smith
Founding Managing Director,
Campaign for Grade-Level Reading

Joseph A. Verbrugge
Former Chief Commercial Officer,
Sirius XM Holdings Inc.

COMPANY DIRECTORY

TRANSFER AGENT
Computershare
P.O. Box 43006
Providence, RI 02940-3006

Telephone Inquiries
1.800.368.5948

Investor Center™ Website
computershare.com/investor

Email
web.queries@computershare.com

INDEPENDENT AUDITOR
KPMG LLP
McLean, VA

LEGAL COUNSEL
Latham & Watkins LLP
Washington, D.C.

STOCK EXCHANGE LISTING
Listed on the New York Stock Exchange
under the symbol LRN

ANNUAL MEETING
2025 Annual Meeting of Stockholders
of Stride, Inc. to be held at the law firm
of Latham & Watkins LLP, 555 Eleventh
Street NW, Suite 1000, Washington, D.C.
20004-1304, on Thursday, December 4,
2025, at 11 AM (ET).

INVESTOR INQUIRIES
Timothy Casey
Vice President,
Investor Relations
571.392.2606
tcasey@K12.com

ONLINE INFORMATION
For corporate reports
and company news, visit
stridelearning.com.

